UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2006

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number: 000-27163



KANA

Kana Software, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	**77-0435679** (I.R.S. Employer Identification No.)
181 Constitution Drive Menlo Park, California (Address of Principal Executive Offices)	**94025** (Zip Code)

(650) 614-8300
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:
None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $0.001 par value per share
(Title of class)

Indicate by check mark if the Registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 30, 2006, the last business day of the Registrant's most recently completed second fiscal quarter, the aggregate market value of the voting stock held by non-affiliates of the Registrant was approximately $63,857,628 based upon the closing sales price of the Registrant's Common Stock as reported on the NASDAQ National Market of $1.85.

At February 28, 2007 the Registrant had outstanding approximately 35,998,725 shares of Common Stock, $0.001 par value per share.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement for the 2007 Annual Meeting of Stockholders are incorporated herein by reference in Part III of this Annual Report on Form 10-K to the extent stated herein.

Kana Software, Inc.

Form 10-K

For the Fiscal Year Ended December 31, 2006

TABLE OF CONTENTS

PART I

In addition to historical information, this report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The forward-looking statements are not historical facts but rather are based on current expectations, estimates and projections about our business and industry, and our beliefs and assumptions. Words such as "anticipate," "believe," "estimate," "expects," "intend," "plan," "will" and variations of these words and similar expressions identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, many of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. These risks and uncertainties include, but are not limited to, those described in Item 1A "Risk Factors" and elsewhere in this report. Forward-looking statements that were believed to be true at the time made may ultimately prove to be incorrect or false. We undertake no obligation to revise or publicly release the results of any revision to these forward-looking statements. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.

ITEM 1. BUSINESS.

Overview

Kana Software, Inc. (the "Company" or "KANA") offers an innovative approach to customer service with cost-effective solutions that enhance the quality of customer interactions. Built on open standards for a high degree of adaptability and integration, KANA solutions intelligently automate the processes needed to successfully serve our clients' customers, so that our clients can deliver higher value service at lower cost. KANA provides an integrated solution which enables organizations to deliver consistent, managed service across all channels, including email, chat, call centers, and Web self-service, ensuring a consistent service experience across communication channels. We are headquartered in Menlo Park, California, with offices in Japan, Hong Kong and throughout the United States and Europe.

We were incorporated in July 1996 in California and reincorporated in Delaware in September 1999. References in this Annual Report on Form 10-K to "we," "our" and "us" collectively refer to KANA, our predecessor and our subsidiaries and its predecessors. Our principal executive offices are located at 181 Constitution Drive, Menlo Park, California 94025 and our telephone number is (650) 614-8300. Our Internet website is located at http://www.kana.com. We make available free of charge on our website our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission ("SEC"). All such filings are also available at the SEC Public Reference Room at 100F Street, NE, Washington, DC 20549. Information regarding the Public Reference Room may be obtained by calling the SEC at 1-(800)-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC which can be found at http://www.sec.gov.

Our Strategy

Deliver world-class products that focus on improving customer satisfaction, increasing corporate revenue and reducing the cost to provide service. We believe that a significant percentage of an enterprise's cost of providing service to its customers resides in resolving individual customer questions and problems, or cases. These cases must be received, routed, tracked and resolved by customer service agents. While many enterprises possess technology capable of routing and tracking cases, the actual resolution of customer issues is largely unautomated, and therefore is particularly costly. Our product portfolio addresses this largely underserved customer service resolution market. Our knowledge-powered customer service solutions focus on automating the service resolution process across multiple channels. The majority of our license revenues are for applications that are used by our customers' agents (Assisted Service), or directly by their customers (Web Self-Service), empowering them with knowledge and information to resolve their issues.

Partner with the world's leading system integrators. Our strategy is to focus our efforts on the sale of software and support and to enter into strategic relationships with leading systems integrators in order to provide our customers with a wide range of implementation, systems integration and consulting services. Our professional services organization augments the systems integrator partners' resources with subject matter expertise on our applications. Our customers can benefit from the integrators' deep KANA expertise of our products, as well as their outstanding industry knowledge and proven integration success. In addition, these integrators employ larger sales forces than we do, and we generally coordinate our sales efforts with them.

Deliver industry-specific applications. Some industries, such as banking, telecommunications and healthcare, have exceptionally high volumes of customer interactions, and providing consistent and accurate feedback to customers of companies in these industries has become increasingly difficult as the products and offerings of such companies have become increasingly complicated. We continue to expand our portfolio of applications to address the unique needs of our customers through a series of industry starter kits.

Products

KANA provides a suite of customer service software. Around the world, KANA's multi-channel customer service solutions are helping Global 2000 companies provide more intelligent, effective interactions with customers, helping them build loyal and lasting customer relationships while reducing costs in the contact center.

KANA's suite of multi-channel solutions is built on open standards for a high degree of adaptability and flexibility. KANA solutions provide a critical link between contact centers and marketing departments, allowing organizations to have effective, efficient interactions with customers across points of contact (including web, telephone and e-mail) and throughout the enterprise. KANA employs robust reporting tools across its entire product family to allow companies to continually analyze and improve their customer and partner relationships. These features enable Global 2000 companies and other enterprises to reduce the cost of information access for their employees, customers and partners while creating profitable customer relationships.

Our customers can deploy KANA's multi-channel solutions as a complete suite or as separate applications. Our solutions include the following products:

- **KANA IQ**—Bringing together a self-service application for customers along with an assisted-service solution for contact center agents, KANA IQ is a sophisticated knowledge base that enables customers and agents alike to quickly and accurately locate the information they need.
- **KANA Response**—KANA Response is a high-performance email management system that enables agent-assisted service with fast, high-volume, intelligent, automated e-mail, Web and instant messaging request management.
- **KANA ResponseIQ**—KANA ResponseIQ is a tightly-integrated combination of KANA IQ and KANA Response that enables companies to better manage e-mail responses to customer inquiries by accessing a common knowledge base that routes requests through appropriate communications channels. ResponseIQ either automatically responds to customers' requests with answers to their questions or, when an automatic answer is unavailable or the customer indicates that the automatic answer is not sufficient, forwards requests to the most qualified agents based on the rules set by the organization.
- **KANA Contact Center**—KANA Contact Center is a multi-channel customer service application for contact centers that provides request management, solution publishing, self-service capabilities, and extranet workflow.

- **KANA Connect**—KANA Connect automates the preparation and delivery of permission-based, proactive messages throughout the customer lifecycle.

Our applications are designed to easily integrate with other enterprise software and legacy systems. They can be installed on systems running Solaris, AIX, Linux or Windows operating systems, and provide customers with capabilities for personalization, customer profile management, inquiry management, universal business rules, knowledge management, and extranet workflow. They can be linked with customers' legacy systems allowing customers to design their systems to preserve previous investments. Our service orientated architecture uses data modeling to make data located in external systems available in our application without requiring the data to be moved or replicated. KANA's applications are built on a single web-architected platform, which we refer to as KANA's Enterprise Application Framework. This service-oriented framework provides KANA's customers with full access to our applications using a standard web browser and without requiring them to install additional software on their individual computers. We also offer our applications on a hosted basis, through our OnDemand service offering, for a subscription fee. The OnDemand service offering delivers enterprise-class security, reliability and performance needed for high-volume customer service operations, as well as a "Software as a Service" solution.

Alliances

We enter into strategic relationships with leading systems integrators that have developed significant expertise with our web-architected applications and are able to provide customers with a wide range of consulting, implementation and systems integration services. Our systems integrator partners are involved in most customer engagements and, in 2001, we significantly reduced the size of our professional services team and narrowed the scope of our professional services program in part to ensure that we did not compete with these key partners for professional services engagements. In addition, many of these systems integrators act as resellers for our products, and we rely on them for assistance in driving our sales efforts. We believe that support for our products by these systems integrators is increasingly important in influencing new customers' decisions to license our products. Our systems integrator partners include Accenture, BearingPoint, and International Business Machines ("IBM") Business Consulting Services. These integrators have been integral to KANA's success in selling its products to large-organizations such as Advanced Micro Devices, Blue Cross and Blue Shield of Minnesota, Dell Computer Corp., eBay, Highmark, O2, Sony Electronics, Inc., Sprint, Wachovia and Yahoo!

Services and Support

Customer Support. Our customer support group uses KANA's own applications to provide multi-channel global support for our customers and partners, including phone and e-mail support and self-service solutions via our KANA Customer and KANA Partner customer support portals.

Professional Services. Our worldwide consulting and education services group provides business and technical expertise to support our alliance partners and customers. Our consulting services group works closely with systems integrators during implementations to lend technical experience and functional product expertise and to assist the integrators in providing our customers with high-quality, successful, enterprise-wide implementations. Education services provides a full set of training programs and materials for our customers and partners, including a comprehensive set of courses for end users, business consultants and developers, which are available through instructor-led, web-based and on-site classes.

Each of our service groups provide up-to-date information to our customers and partners through quarterly newsletters, as well as real time updates to our customer and partner facing knowledge base.

Sales

Our sales strategy is to focus on Global 2000 companies through a combination of strategic alliances and our direct sales force. We maintain direct sales personnel across the United States and internationally throughout Europe, Asia-Pacific and Canada. In 2006, we added an Inside Sales Organization that is focused on the small, medium business (SMB) marketplace.

Customers

Our customers range from Global 2000 companies to growing companies pursuing an e-business strategy. The following is a list of customers that we believe are representative of our overall customer base:

Financial Services

Ameritrade
Axa
Bank of America
Bank Leumi
Capital One
Citizens Bank
Citigroup
Create Services (Lloyds TSB)
JP Morgan Chase
PricewaterhouseCoopers
Sumitomo Mitsui Card Company
TD Waterhouse
Wachovia
Washington Mutual

Communications

AT&T
BellCanada
BellSouth
CarPhone Warehouse
Cingular Wireless
Comcast
Eircom
Hutchison 3G
O2
SBC
Sprint
Telstra
TRACFone Wireless, Inc.
Verizon Communications
Verizon Wireless
Wanadoo Nerderland B.V.

Health Care

Allergan
Blue Cross Blue Shield Minnesota
Cigna
Highmark
Kaiser Permanente

Government/Education

Open University
State of California
State of Ohio
Her Majesty Revenues & Customs (HMRC)

High Technology

Amadeus
BEA Systems
Combots
Dell Computer Corp.
Earthlink
eBay
CAP GEMINI
Hewlett-Packard
IBM
Linkedin
Malam Information Technologies
NEC
Palm
Siemens
Texas Instruments
Yahoo!

Transportation/Hospitality

America West Airlines
Best Western International
British Airways
Delta Airlines
Disney
Jet Blue Airways
KLM
Northwest Airlines
Priceline.com
Travelocity

Manufacturing/Consumer Goods	**Retail**
ADC	1-800 Flowers
Canon	Avon.com
Creative Labs	Barnes & Noble.com
Daimler-Chrysler	eBay
Nissan	Hermès
Polycom	Home Depot
Sony Electronics, Inc.	Staples.com
Taylor Made	Target
Xerox	The Gap
	Williams-Sonoma

No customer accounted for 10% or more of our total revenues in 2006. One customer, IBM, who resells our software to its customers, accounted for 11% of our total revenues in both 2005 and 2004. A substantial portion of our license and service revenues in any given quarter has been, and we expect will continue to be, generated from a limited number of customers. Our chief operating decision maker reviews financial information presented on a consolidated basis, accompanied by disaggregated information about revenues by geographic region for purposes of making operating decisions and assessing financial performance. Accordingly, we consider ourselves to be in a single industry segment: specifically the licensing and support of our software applications. Revenue classification is based upon customer location. See Note 12 to the Consolidated Financial Statements in Item 8 for geographic information on revenue for the years ended December 31, 2006, 2005, and 2004 and our long-lived assets (Property and Equipment, net, and Other Assets), at December 31, 2006 and 2005.

Research and Development

We believe that strong product development capabilities are essential to our strategy of enhancing our core technology, developing additional applications incorporating that technology and maintaining the competitiveness of our product and service offerings. We have invested significant time and resources in creating a structured process for undertaking all product development. In the first quarter of 2003, we began implementing an outsourcing strategy, which involves subcontracting a significant portion of our software programming, quality assurance and technical documentation activities to HCL, Accenture, IBM and BearingPoint with staffing in India and China. A substantial amount of outsourcing resources was devoted to developing a new version of our solutions on a J2EE architecture, which was released in December 2004. We began to significantly reduce the scope of our outsourced development activities in early 2005 to better align our costs with our revenues and in 2006 we began to move all development back on-shore to our offices in Menlo Park, California and Manchester, New Hampshire. This reduces our cost and dependency on outside firms.

Our success significantly depends on our ability to enhance our existing customer service solutions and to develop new services, functionality and technology that address the increasingly sophisticated and varied needs of our existing and prospective customers. The challenges of developing new products and enhancements require us to commit a substantial amount of resources, and we might not be able to develop or introduce new products on a timely or cost-effective basis, or at all, which could lead existing and potential customers to choose a competitor's products.

Our research and development expenses were $10.8 million, $13.2 million, and $19.6 million in 2006, 2005, and 2004 respectively.

Competition

The market for our products and services is intensely competitive, evolving and subject to rapid technological change. We currently face competition for our products from software designed by our customers' in-house development teams and by third parties. We expect that these competing software applications will continue to be a major source of competition for the foreseeable future. Our primary competitors for customer relationship management software platforms are larger, more established companies such as Oracle. We also face competition from Chordiant Software, ATG, Amdocs, Knova (a subsidiary of Consona Corporation), Talisma, eGain, RightNow, Instranet and Pegasystems with respect to several specific applications we offer. We may face increased competition upon introduction of new products or upgrades from competitors, especially knowledge-powered products.

We believe that the principal competitive factors affecting our industry include having a significant base of customers recommending our products, the breadth and depth of a given solution, product cost, product quality and performance, customer service, product scalability and reliability, product features, ability to implement solutions, and perception of financial position. We believe that our products currently compete favorably with respect to many of these factors, and, in particular, that our web-based architecture provides us with a competitive advantage because it allows for greater product scalability and rapid implementation. However, we may not be able to maintain our competitive position against current and potential competitors, especially those with greater financial, marketing, service, support, technical and other resources, and who may, for example, be able to add features or functionality to their competing products more quickly or decide to sell their products to their existing customer bases for other products.

Many of our competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, significantly greater name recognition and a larger installed base of customers than we have. In addition, many of our competitors have well-established relationships with our current and potential customers and have extensive knowledge of our industry. We may lose potential customers to competitors for various reasons, including the possible introduction by competitors of new software hosting technologies, which could be more scalable, easier to implement and cheaper than the current technologies, and the ability or willingness of competitors to offer lower prices and other incentives that we cannot match. It is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. We also expect that competition will increase as a result of industry consolidations.

Intellectual Property

We rely upon a combination of patent, copyright, trade secret and trademark laws, and contractual restrictions, such as confidentiality agreements and licenses, to establish and protect our proprietary rights. We currently have six issued U.S. patents, four of which expire in 2018 and two of which expire in 2020, and a number of U.S. patent applications pending. Our pending applications, if allowed, in conjunction with our issued patents, would cover a significant portion of the technology underlying our products and services. We have also filed international patent applications corresponding to some of our U.S. applications. In addition, we have several trademarks that are registered or pending registration in the U.S. and abroad. Although we rely on patent, copyright, trade secret and trademark law to protect our technology, we believe that factors such as the technological and creative skills of our personnel, new product development, frequent product enhancements and reliable product maintenance are more essential to establishing and maintaining a technology leadership position.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology or to develop products with the same functionality as our products. Policing unauthorized use of our products is difficult. Also, the laws of other countries in which we market our products may offer little or no effective protection of our proprietary technology. Furthermore, our competitors could independently develop technologies equivalent to ours, and our intellectual property rights may not be broad enough for us to prevent such competitors from selling products incorporating those technologies. Reverse engineering, unauthorized copying or other misappropriation of our proprietary technology could enable third parties to benefit from our technology without paying us for it, which would significantly harm our business.

Substantial litigation regarding intellectual property rights exists in our industry. We expect that software in our industry may be increasingly subject to third-party infringement claims as the number of competitors grows and the functionality of products in different industry segments overlaps. Some of our competitors in the market for customer communications software may have filed or may intend to file patent applications covering aspects of their technology that they may claim our technology infringes. Such competitors could make a claim of infringement against us with respect to our products and technology. Third parties may currently have, or may eventually be issued, patents upon which our current or future products or technology infringe. Any of these third parties might make a claim of infringement against us. See Item 1A "Risk Factors"—"We may become involved in litigation over proprietary rights, which could be costly and time consuming."

Backlog

As of December 31, 2006 and 2005 we had $18.7 million and $17.9 million, respectively, in backlog, which relates to firm orders, with $523,000 and $516,000, respectively, not expected to be recognized within one year due to the timing of obligations in the underlying agreement. The substantial majority of these firm orders relates to annual support contracts, and was invoiced and recorded as deferred revenue as of December 31, 2006 and 2005.

Employees

As of December 31, 2006, we had 181 full-time employees, compared to 125 full-time employees as of December 31, 2005. Of the 181 employees at December 31, 2006, 48 were in our services and support group, 65 were in sales and marketing, 37 were in research and development, and 31 were in finance, legal, information technology ("IT") and administration.

ITEM 1A. RISK FACTORS.

We operate in a dynamic and rapidly changing business environment that involves substantial risks and uncertainty, including but not limited to the specific risks identified below. The risks described below are not the only ones facing our company. Additional risks not presently known to us, or that we currently deem immaterial, may become important factors that impair our business operations. Any of these risks could cause, or contribute to causing, our actual results to differ materially from expectations. Prospective and existing investors are strongly urged to carefully consider the various cautionary statements and risks set forth in this report and our other public filings.

Risks Related to Our Business and Industry

We have a history of losses and may not be able to generate sufficient revenue to achieve and maintain profitability.

Since we began operations in 1997, our revenues have not been sufficient to support our operations, and we have incurred substantial operating losses every year. As of December 31, 2006, our accumulated deficit was approximately $4.3 billion, which includes approximately $2.7 billion related to goodwill impairment charges. Our stockholders' deficit at December 31, 2006 was $3.1 million. We continue to commit a substantial investment of resources to sales, product marketing, and developing new products and enhancements, and we will need to increase our revenue to achieve profitability and positive cash flows. Our expectations as to when we can achieve positive cash flows, and as to our future cash balances, are subject to a number of assumptions, including assumptions regarding improvements in general economic conditions and customer purchasing and payment patterns, many of which are beyond our control. Our history of losses has previously caused some of our potential customers to question our viability, which has in turn hampered our ability to sell some of our products. Additionally, our revenue has been affected by the uncertain economic conditions in recent years, both generally and in our market. As a result of these conditions, we have experienced and expect to continue to experience difficulties in attracting new customers, which means that, even if sales of our products and services grow, we may continue to experience losses, which may cause the price of our stock to decline.

The relatively large size of many of our expected license transactions could contribute to our failure to meet expected sales in any given quarter and could materially harm our operating results.

Our revenues and results of operations may fluctuate as a result of a variety of factors. Our revenues are especially subject to fluctuation because they depend on the completion of relatively large orders for our products and related services. The average size of our license transactions is generally large relative to our total revenue in any quarter, particularly as we have focused on larger enterprise customers, on licensing our more comprehensive integrated products, and have involved system integrators in our sales process. If sales expected from a specific customer in a particular quarter are not realized in that quarter, we are unlikely to be able to generate revenue from alternate sources in time to compensate for the shortfall. Fluctuations in our results of operations may be due to a number of additional factors, including, but not limited to, our ability to retain and increase our customer base, changes in our pricing policies or those of our competitors, the timing and success of new product introductions by us or our competitors, the sales cycle for our products, our fixed expenses, the purchasing and budgeting cycles of our clients, and general economic, industry and marketing conditions.

This dependence on large orders makes our net revenue and operating results more likely to vary from quarter to quarter, and more difficult to predict, because the loss of any particular large order is significant. In recent periods, we have experienced increases in the length of a typical sales cycle. This trend may add to the uncertainty of our future operating results and reduce our ability to anticipate our future revenues. Moreover, to the extent that significant sales occur earlier than anticipated, revenues for subsequent quarters may be lower than expected. As a result, our operating results could suffer if any large orders are delayed or canceled in any future period. In part as a result of this aspect of our business, our quarterly revenues and operating results may fluctuate in future periods and we may fail to meet the expectations of investors and public market analysts, which could cause the price of our common stock to decline.

We may not be able to forecast our revenues accurately because our products have a long and variable sales cycle and we rely on systems integrator partners for sales.

The long sales cycle for our products may cause license revenue and operating results to vary significantly from period to period. To date, the sales cycle for most of our product sales has taken anywhere from 6 to 18 months. Our sales cycle typically requires pre-purchase evaluation by a significant number of individuals in our customers' organizations. Along with third parties that often jointly market our software with us, we invest significant amounts of time and resources educating and providing information to prospective customers regarding the use and benefits of our products. Many of our customers evaluate our software slowly and deliberately, depending on the specific technical capabilities of the customer, the size of the deployment, the complexity of the customer's network environment, and the quantity of hardware and the degree of hardware configuration necessary to deploy our products.

Furthermore, we rely to a significant extent on systems integrators to identify, influence, and manage large transactions with customers, and we expect this trend to continue as our industry consolidates. Selling our products in conjunction with our systems integrators who incorporate our products into their offerings can involve a particularly long and unpredictable sales cycle, as it typically takes more time for the prospective customer to evaluate proposals from multiple vendors. In addition, when systems integrators propose the use of our products to their customers, it is typically part of a larger project, which can require more levels of customer approvals. We have little or no control over the sales cycle of an integrator-led transaction or our customers' budgetary constraints and internal decision-making and acceptance processes.

As a result of increasingly long sales cycles, we have faced increased difficulty in predicting our operating results for any given period, and have experienced significant unanticipated fluctuations in our revenues from period to period. Any failure to achieve anticipated revenues for a period could cause our stock price to decline.

Our business relies heavily on customer service solutions, and these solutions may not gain market acceptance.

We have made customer service solutions our main focus and, in recent periods, have allocated a significant portion of our research and development and marketing resources to the development and promotion of such products. If these products are not accepted by potential customers, our business would be materially adversely affected. For our current business model to succeed, we believe that we will need to convince new and existing customers of the merits of purchasing our customer service solutions over traditional customer relationship management, or CRM, solutions and competitors' customer service solutions. Many of these customers have previously invested substantial resources in adopting and implementing their existing CRM products, whether such products are ours or are those of our competitors. We may be unable to convince customers and potential customers that it is worth them purchasing substantial new software packages to provide them with our specific customer service capabilities. If our strategy of offering customer service solutions fails, we may not be able to sell sufficient quantities of our product offerings to generate significant license revenues; and our business could be harmed.

Our expenses are generally fixed and we will not be able to reduce these expenses quickly if we fail to meet our revenue expectations.

Most of our expenses, such as employee compensation and outsourcing of technical support and certain development functions, are relatively fixed in the short term. Other expenses like leases are fixed and are more long term. Moreover, our forecast is based, in part, upon our expectations regarding future revenue levels. As a result, in any particular quarter our total revenue can be below expectation and we could not proportionately reduce operating expenses for that quarter. Accordingly, such a revenue shortfall would have a disproportionate negative effect on our expected operating results for that quarter.

If we fail to generate sufficient revenues to support our business and require additional financing, failure to obtain such financing would affect our ability to maintain our operations and to grow our business, and the terms of any financing we obtain may impair the rights of our existing stockholders.

In the future, we may be required to seek additional financing to fund our operations or growth, and such financing may not be available to us, or may impair the rights of our existing stockholders. Furthermore, any failure to raise sufficient capital in a timely fashion could prevent us from growing or pursuing our strategies or cause us to limit our operations and cause potential customers to question our financial viability. We had cash and cash equivalents of $5.7 million at December 31, 2006. It is possible that our cash position could decrease over the next few quarters and some customers will be increasingly concerned about our cash situation and our ongoing ability to update and maintain our products. This could significantly harm our sales efforts.

Factors such as the commercial success of our existing products and services, the timing and success of any new products and services, the progress of our research and development efforts, our results of operations, the status of competitive products and services, and the timing and success of potential strategic alliances or potential opportunities to acquire or sell technologies or assets may require us to seek additional funding sooner than we expect. In the event that we require additional cash, we may not be able to secure additional financing on terms that are acceptable to us, especially in the current uncertain market climate, and we may not be successful in implementing or negotiating other arrangements to improve our cash position. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders would be reduced and the securities we issue might have rights, preferences, and privileges senior to those of our current stockholders. If adequate funds were not available on acceptable terms, our ability to achieve or sustain positive cash flows, maintain current operations, fund any potential expansion, take advantage of unanticipated opportunities, develop or enhance products or services, or otherwise respond to competitive pressures would be significantly limited.

If we fail to grow our customer base or generate repeat business, our operating results could be harmed.

Our business model generally depends on the sale of our products to new customers as well as on expanded use of our products within our customers' organizations. If we fail to grow our customer base or generate repeat and expanded business from our current and future customers, our business and operating results will be seriously harmed. In some cases, our customers initially make a limited purchase of our products and services for pilot programs. These customers may not purchase additional licenses to expand their use of our products. If these customers do not successfully develop and deploy initial applications based on our products, they may choose not to purchase deployment licenses or additional development licenses. In addition, as we introduce new versions of our products, new product lines or new product features, our current customers might not require the additional functionality we offer and might not ultimately license these products. Furthermore, because the total amount of maintenance and support fees we receive in any period depends in large part on the size and number of licenses that we have previously sold, any downturn in our software license revenue would negatively affect our future services revenue. Also, if customers elect not to renew their support agreements, our services revenue could decline significantly. If customers are unable to pay for their current products or are unwilling to purchase additional products, our revenues would decline. Additionally, a substantial percentage of our sales come from repeat customers. If a significant existing customer or a group of existing customers decide not to repeat business with us, our revenues would decline and our business would be harmed.

We face substantial competition and may not be able to compete effectively.

The market for our products and services is intensely competitive, evolving, and subject to rapid technological change. From time to time, our competitors reduce the prices of their products and services (substantially in certain cases) in order to obtain new customers. Competitive pressures could make it difficult for us to acquire and retain customers and could require us to reduce the price of our products. Any such changes would likely reduce margins and could adversely affect operating results.

Our customers' requirements and the technology available to satisfy those requirements are continually changing. Therefore, we must be able to respond to these changes in order to remain competitive. If our international development partners do not adequately perform the software programming, quality assurance, and technical documentation activities we outsourced, we may not be able to respond to such changes as quickly or effectively. Changes in our products may also make it more difficult for our sales force to sell effectively. In addition, changes in customers' demand for the specific products, product features, and services of other companies' may result in our products becoming uncompetitive. We expect the intensity of competition to increase in the future. Furthermore, we could lose market share if our competitors introduce new competitive products, add new functionality, acquire competitive products, reduce prices or form strategic alliances with other companies. We may not be able to compete successfully against current and future competitors, and competitive pressures may seriously harm our business.

Our competitors vary in size and in the scope and breadth of products and services offered. We currently face competition with our products from systems designed in-house and by our competitors. We expect that these systems will continue to be a major source of competition for the foreseeable future. Our primary competitors for electronic CRM platforms are larger, more established companies such as Oracle, which recently acquired Siebel Systems. The rate at which competitors are consolidating is increasing. We also face competition from Chordiant Software, ATG, Amdocs, Knova (a subsidiary of Consona Corporation), Talisma, eGain, RightNow, Instranet, and Pegasystems with respect to specific applications we offer. We may face increased competition upon introduction of new products or upgrades from competitors, or if we expand our product line through acquisition of complementary businesses or otherwise. As we have combined and enhanced our product lines to offer a more comprehensive software solution, we are increasingly competing with large, established providers of customer management and communication solutions as well as other competitors. Our combined product line may not be sufficient to successfully compete with the product offerings available from these companies, which could slow our growth and harm our business.

Many of our competitors have longer operating histories, significantly greater financial, technical, marketing, and other resources, significantly greater name recognition and a larger installed base of customers than we have. As a result, our competitors may be able to respond more quickly than we can to new or changing opportunities, technologies, standards or client requirements or devote greater resources to the promotion and sale of their products and services than we can. In addition, many of our competitors have well-established relationships with our current and potential customers and have extensive knowledge of our industry. We may lose potential customers to competitors for various reasons, including the ability or willingness of competitors to offer lower prices and other incentives that we cannot match. It is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. We also expect that competition will increase as a result of recent industry consolidations, as well as anticipated future consolidations.

We rely on marketing, technology, and distribution relationships for the sale, installation, and support of our products that may generally be terminated at any time, and if our current and future relationships are not successful, our growth might be limited.

We rely on marketing and technology relationships with a variety of companies, including systems integrators, or "SIs" and consulting firms that, among other things, generate leads for the sale of our products and provide our customers with implementation and ongoing support. If we cannot maintain successful marketing and technology relationships or if we fail to enter into additional such relationships, we could have difficulty expanding the sales of our products and our growth might be limited.

A significant percentage of our revenues depend on leads generated by SIs and their recommendations of our products. If SIs do not successfully market our products, our operating results will be materially harmed. In addition, many of our direct sales are to customers that will be relying on SIs to implement our products, and if SIs are not familiar with our technology or able to successfully implement our products, our operating results will be materially harmed. We expect to continue increasing our leverage of SIs as indirect sales channels and, if this strategy is successful, our dependence on the efforts of these third parties for revenue growth and customer service will remain high. Our reliance on third parties for these functions has reduced our control over such activities and reduced our ability to perform such functions internally. If we come to rely primarily on a single SI that subsequently terminates its relationship with us, becomes insolvent or is acquired by another company with which we have no relationship, or decides not to provide implementation services related to our products, we may not be able to internally generate sufficient revenue or increase the revenues generated by our other SI relationships to offset the resulting lost revenues. Furthermore, SIs typically suggest our solution in combination with other products and services, some of which may compete with our solution. SIs are not required to promote any fixed quantities of our products, are not bound to promote our products exclusively, and may act as indirect sales channels for our competitors. If these companies choose not to promote our products or if they develop, market, or recommend software applications that compete with our products, our business will be harmed.

In addition to relying on SIs to recommend our products, we also rely on SIs and other third-party resellers to install and support our products. If the companies providing these services fail to implement our products successfully for our customers, the customer may be unable to complete implementation on the schedule that it had anticipated and we may have increased customer dissatisfaction or difficulty making future sales as a result. We might not be able to maintain our relationships with SIs and other indirect sales channel partners and enter into additional relationships that will provide timely and cost-effective customer support and service. If we cannot maintain successful relationships with our indirect sales channel partners, we might have difficulty expanding the sales of our products and our growth could be limited. In addition, if such third parties do not provide the support our customers need, we may be required to hire subcontractors to provide these professional services. Increased use of subcontractors would harm our margins because it costs us more to hire subcontractors to perform these services than it would to provide the services ourselves.

Because certain customers account for a substantial portion of our revenues, the loss of a significant customer could cause a substantial decline in our revenues.

One customer, IBM who resells our software to its customers, accounted for 9%, 11% and 11% of our revenue in 2006, 2005 and 2004 respectively. Given that we derive a significant portion of our license and service revenues from IBM, the loss of this customer could cause a decrease in revenues and operating results. Furthermore, if we lose major customers, or if a contract is delayed or cancelled or we do not contract with new major customers, our revenues and net loss would be adversely affected. In addition, customers that have accounted for significant revenues in the past may not generate revenues in any future period, and our failure to obtain new significant customers or additional orders from existing customers could materially affect our operating results.

We may not receive significant revenues from our current research and development efforts for several years, if at all.

Developing and localizing software is expensive and the investment in product development often involves a long payback cycle. We have and expect to continue making significant investments in software research and development and related product opportunities. Enhancing our products and pursuing new product developments require high levels of expenditures for research and development that could adversely affect our operating results if not offset by revenue increases. We believe that we must continue to dedicate a significant amount of resources to our research and development efforts to maintain our competitive position. However, we do not expect to receive significant revenues from these investments for several years, if at all.

Changes in our workforce may adversely affect our ability to release products and product updates in a timely manner.

We reduced our employee headcount in 2005 from a total of 181 as of December 31, 2004 to 125 as of December 31, 2005 and then increased to 181 as of December 31, 2006. The majority of the 2005 reduction was the result of our decision to shift a significant portion of our software programming, quality assurance and technical documentation activities to international development partners in early 2003, a strategy we have since reversed through our "back-shoring" process. We reduced the size of our research and development department from 34 employees as of December 31, 2004, to 30 employees as of December 31, 2005 and then increased to 37 as of December 31, 2006. In addition, we reduced the level of our expenditures on outsourced development in 2005, and, in December 2005, we consolidated a significant portion of our research and development operations into one location in Menlo Park, California to optimize our research and development processes and decrease overall operating expenses. As a result, we terminated the employment of 15 employees based in our New Hampshire office. The changes in our research and development headcount and the reductions in our outsourced development capacity may limit our ability to release products within expected timeframes. For example, many of the employees who were terminated in headcount reductions possessed specific knowledge or expertise that may prove to have been important to our operation, and which was not replaced in our more recent headcount increases. As a result, our ability to respond to unexpected challenges may be impaired and we may be unable to take advantage of new opportunities. Personnel reductions may also subject us to the risk of litigation, which may adversely impact our ability to conduct our operations and may cause us to incur significant expense. Our termination of two outsourcing arrangements in early 2005 may further reduce our ability to respond to development challenges and to introduce new products in expected timeframes.

We may be unable to hire and retain the skilled personnel necessary to develop and grow our business.

We rely on the continued service of our senior management and other key employees and the hiring of new qualified employees. In the software industry, there is substantial and continuous competition for highly skilled business, product development, technical and other personnel. Given the concern over our long-term financial strength, we may not be successful in recruiting new personnel and retaining and motivating existing personnel, which could lead to increased turnover and reduce our ability to meet the needs of our current and future customers. Because our stock price declined drastically in recent years, and has not experienced any sustained recovery from the decline, stock-based compensation, including options to purchase our common stock, may have diminished effectiveness as employee hiring and retention devices. If we are unable to retain qualified personnel, we could face disruptions to operations, loss of key information, expertise or know-how, and unanticipated additional recruitment and training costs. If employee turnover increases, our ability to provide customer service and execute our strategy would be negatively affected.

For example, our ability to increase revenues in the future depends considerably upon our success in training and retaining effective direct sales personnel and the success of our direct sales force. We might not be successful in these efforts. Our products and services require sophisticated sales efforts. We have experienced significant turnover in our sales force including domestic senior sales management, and may experience further turnover in future periods. It generally takes a new salesperson nine or more months to become productive, and they may not be able to generate new sales. Our business will be harmed if we fail to retain qualified sales personnel, or if newly hired salespeople fail to develop the necessary sales skills or develop these skills more slowly than anticipated. Additionally, we need to recruit experienced developers as a result of our back-shoring initiative.

If we fail to respond to changing customer preferences in our market, demand for our products and our ability to enhance our revenues will suffer.

If we do not continue to improve our products and develop new products that keep pace with competitive product introductions and technological developments, satisfy diverse and rapidly evolving customer requirements, and achieve market acceptance, we might be unable to attract new customers. Our industry is characterized by rapid and substantial developments in the technologies and products that enjoy widespread acceptance among prospective and existing customers. The development of proprietary technology and necessary service enhancements entails significant technical and business risks and requires substantial expenditures and lead-time. In addition, if our international development partners fail to provide the development support we need, our products and product documentation could fall behind those produced by our competitors, causing us to lose customers and sales. We might not be successful in marketing and supporting our products or developing and marketing other product enhancements and new products that respond to technological advances and market changes, on a timely or cost-effective basis. In addition, even if these products are developed and released, they might not achieve market acceptance. We have experienced delays in releasing new products and product enhancements in the past and could experience similar delays in the future. These delays or problems in the installation or implementation of our new releases could cause us to lose customers.

Our failure to manage multiple technologies and technological change could reduce demand for our products.

Rapidly changing technology and operating systems, changes in customer requirements, and evolving industry standards might impede market acceptance of our products. Our products are designed based upon currently prevailing technology to work on a variety of hardware and software platforms used by our customers. However, our software may not operate correctly on evolving versions of hardware and software platforms, programming languages, database environments, and other systems that our customers use. If new technologies emerge that are incompatible with our products, or if competing products emerge that are based on new technologies or new industry standards and that perform better or cost less than our products, our key products could become obsolete and our existing and potential customers could seek alternatives to our products. We must constantly modify and improve our products to keep pace with changes made to these platforms and to database systems and other back-office applications and Internet-related applications. Furthermore, software adapters are necessary to integrate our products with other systems and data sources used by our customers. We must develop and update these adapters to reflect changes to these systems and data sources in order to maintain the functionality provided by our products. As a result, uncertainties related to the timing and nature of new product announcements, introductions or modifications by vendors of operating systems, databases, customer relationship management software, web servers and other enterprise and Internet-based applications could delay our product development, increase our product development expense or cause customers to delay evaluation, purchase and deployment of our analytics products. Furthermore, if our international development partners fail to respond adequately when adaptation of our products is required, our ability to respond would be hampered even if such uncertainties were eliminated. If we fail to modify or improve our products in response to evolving industry standards, our products could rapidly become obsolete.

Our success depends upon our ability to develop new products and enhance our existing products on a timely basis.

The challenges of developing new products and enhancements require us to commit a substantial investment of resources to development, and we might not be able to develop or introduce new products on a timely or cost-effective basis, or at all, which could be exploited by our competitors and lead potential customers to choose alternative products. To be competitive, we must develop and introduce on a timely basis new products and product enhancements for companies with significant e-business customer interactions needs. Our ability to deliver competitive products may be negatively affected by the diversion of resources to development of our suite of products, and responding to changes in competitive products and in the demands of our customers. If we experience product delays in the future, we may face:

- customer dissatisfaction;
- cancellation of orders and license agreements;
- negative publicity;
- loss of revenues; and
- slower market acceptance.

Furthermore, delays in bringing new products or enhancements to market can result, for example, from potential difficulties with managing outsourced research and development or from loss of institutional knowledge through reductions in force, or the existence of defects in new products or their enhancements.

Failure to license necessary third-party software incorporated in our products could cause delays or reductions in our sales.

We license third-party software that we incorporate into our products. These licenses may not continue to be available on commercially reasonable terms or at all. Some of this technology would be difficult to replace. The loss of any of these licenses could result in delays or reductions of our applications until we identify, license and integrate, or develop equivalent software. If we are required to enter into license agreements with third parties for replacement technology, we could face higher royalty payments and our products may lose certain attributes or features. In the future, we might need to license other software to enhance our products and meet evolving customer needs. If we are unable to do this, we could experience reduced demand for our products.

Defects in third-party products associated with our products could impair our products' functionality and injure our reputation.

The effective implementation of our products depends upon the successful operation of third-party products in conjunction with our products. Any undetected defects in these third-party products could prevent the implementation or impair the functionality of our products, delay new product introductions or injure our reputation.

Our independent registered public accounting firm has identified material weaknesses in our internal controls that, if not remediated, could affect our ability to prepare timely and accurate financial reports, which could cause investors to lose confidence in our reported financial information and have a negative effect on the trading price of our stock.

In the course of the audit of our consolidated financial statements for the year ended December 31, 2004, our former independent registered public accounting firm identified and reported material weaknesses in our internal control over financial reporting. A material weakness is a reportable condition in which our internal controls do not reduce to a low level the risk that undetected misstatements caused by error or fraud may occur in amounts that are material to our audited consolidated financial statements. Soon thereafter, our former Chief Executive Officer and current Chief Financial Officer performed an evaluation of our disclosure controls and procedures and found that they were not effective. First, we had weaknesses in our general accounting processes related to insufficient documentation and analyses to support our consolidated financial statements, failure to properly evaluate estimates of royalties due and insufficient staffing in the accounting and reporting function, which was exacerbated by changes in management and accounting personnel and insufficient training of our accounting department. Second, there was no independent review of journal entries, and insufficient documentation or support for journal entries and consolidation entries. In a number of cases, these required adjustments to our consolidated financial statements for the year ended December 31, 2004. Furthermore, during the first quarter of 2005, our Audit Committee completed an examination of certain of our internal controls relating to travel and entertainment expenses and determined that we had made erroneous expense reimbursements to our former Chief Executive Officer and certain other executive officers, primarily as a result of inconsistent travel and entertainment policies, inadequate review of expense reimbursement requests and carelessness.

The material weaknesses in our internal control over financial reporting delayed the completion of our consolidated financial statements for the years ended December 31, 2004 and 2005, as well as our financial statements for each of the quarters in 2005 and the first quarter of 2006, which prevented us from timely filing our Form 10-K for the each of the years ended December 31, 2004 and 2005 and our quarterly filings on Form 10-Q for all the quarters in 2005 and the first quarter of 2006. In particular, as a result of the lack of sufficient documentation and existing analysis to support the consolidated financial statements, significant analysis was required to support our consolidated financial statements, and the delay involved by the need for this analysis was exacerbated by insufficient staffing in our accounting and reporting function. This delay also impacted and, continued to affect the our ability to timely file our periodic reports throughout 2005 and up to the first quarter of

2006, as we were not able to commence preparation of these reports until we had completed and filed the Form 10-K for the year ended December 31, 2004, as we had not completed the remediation of these material weaknesses.

We have determined that the material weaknesses mentioned as of December 31, 2004, with the exception of the material weakness relating to travel and entertainment expenses, continued to exist during 2005 and through the third quarter of 2006. We believe that these material weaknesses mentioned above did not have a material impact on our consolidated financial statements included in this Annual Report due to the fact that the material weaknesses were remediated as of December 31, 2006 and that we performed substantial analyses on the prior period consolidated financial statement balances, including performing historical account reconciliations, having account balance analyses reviewed by senior management and reconstructing certain account balances. However, these material weaknesses mentioned above and our delay in timely completing our consolidated financial statements and thus, the filing of our periodic reports, increase the risk that a transaction will not be accounted for consistently and in accordance with established policy or generally accepted accounting principles, and increase the risk of error in our general accounting processes and consolidated financial statements.

Management, with the oversight of the Audit Committee of the Board of Directors, has addressed these material weaknesses and has implemented controls to remediate these internal control weaknesses. Management believes that it has corrected the material weakness relating to travel and entertainment expense reimbursement by the end of the first quarter of 2005. New processes and internal controls have been approved and implemented and management has concluded that as of December 31, 2006, these controls are operating effectively.

During the 2006 year-end close, however, we identified and reported a material weakness in our internal control over financial reporting related to stock-based compensation. A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected. This material weakness related to our failure to complete a proper analysis of historical stock option vesting data within our system. This resulted in a net overstatement of our stock-based compensation during the interim reporting periods of fiscal year 2006. As a result of this material weakness, quarterly results of operations have been restated, as provided in Note 14 of the accompanying consolidated financial statements, prior period pro-forma informational disclosure of expenses have also been restated as provided in Note 7 of the accompanying consolidated financial statements, and the Company was unable to conclude that our disclosure controls and procedures were effective as of December 31, 2006 (see Item 9A. "Controls and Procedures" in Part II).

Management, with the oversight of the Audit Committee of the Board of Directors, has begun to address this material weakness and is committed to effective remediation of these deficiencies as expeditiously as possible. We have implemented a procedure to review the stock option reports on a quarterly basis to assure that only current employee options that are expected to vest are included in the employee stock-based compensation expense for the period. Our material weakness will not be considered remediated until new internal controls are developed and implemented throughout the Company, are operational for a period of time and are tested, and management concludes that these controls are operating effectively.

Our remediation measures may not be successful in correcting the material weakness reported by our former and current independent registered public accounting firms. In addition, we cannot assure you that additional material weaknesses or significant deficiencies in our internal controls will not be discovered in the future. In addition, controls may become inadequate because of changes in conditions and the degree of compliance with the policies or procedures may deteriorate. Any failure to remediate the material weaknesses described above or to implement and maintain effective internal controls could harm our operating results, delay our completion of our consolidated financial statements and our independent registered public accounting firm's audit or review of our consolidated financial statements which could cause us to fail to timely meet our periodic reporting obligations with the SEC or result in material misstatements in our consolidated financial statements which could also cause us to fail to timely meet our periodic reporting obligations with the SEC. Deficiencies in our internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

We face additional risks and costs as a result of the delayed filing of our Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 2005, and March 31, 2006, and our Annual Reports on Form 10-K for the years ended December 31, 2004 and 2005.

As a result of missing an established deadline with the NASDAQ Qualifications Panel for filing our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, we have experienced additional risks and costs. The March 31, 2005 10-Q was filed on October 11, 2005, past the NASDAQ Listing Qualifications Panel's established deadline of October 7, 2005; thus, the NASDAQ Listing Qualifications Panel delisted the Company's common stock effective as of the beginning of trading on October 17, 2005. Since our common stock was delisted from The NASDAQ Stock Market, the ability of our stockholders to sell our common stock has been severely limited, causing our stock price to decline.

As a result of our delayed filings, we will be ineligible to register our securities on Form S-3 for sale by us or resale by others until we have timely filed all periodic reports under the Exchange Act for one year. Instead, the Company may be required to use Form S-1 to raise capital or complete acquisitions, which would increase transaction costs and adversely affect our ability to raise capital or complete acquisitions of other companies during this period.

Our common stock was delisted from The NASDAQ National Market and is currently quoted on the OTCBB.

Our common stock was delisted from The NASDAQ National Market effective at the opening of business on October 17, 2005. From October 17, 2005 to December 4, 2006, our common stock was quoted on the "Pink Sheets" and as of December 5, 2006, our common stock has been quoted on Over the Counter Bulletin Board ("OTCBB"). Quotation of our common stock on the OTCBB will likely reduce the liquidity of our securities, could cause investors not to trade in our securities, result in a lower stock price and could have an adverse effect on the Company. Additionally, we may become subject to the SEC rules that affect "penny stocks," which are stocks below $5.00 per share that are not quoted on The NASDAQ Stock Market. These SEC rules would make it more difficult for brokers to find buyers for our securities and could lower the net sales prices that our stockholders are able to obtain. If our price of common stock remains low, we may not be able to raise equity capital.

Our stock price has been highly volatile and has experienced a significant decline, and may continue to be volatile and decline.

The trading price of our common stock has fluctuated widely in the past and we expect that it will continue to do so in the future, as a result of a number of factors, many of which are outside our control, such as:

- variations in our actual and anticipated operating results;
- changes in our earnings estimates by analysts;
- the volatility inherent in stock prices within the emerging sector within which we conduct business; and
- the volume of trading in our common stock, including sales of substantial amounts of common stock issued upon the exercise of outstanding options and warrants.

In addition, stock markets in general, and particularly The NASDAQ Stock Market has experienced extreme price and volume fluctuations that have affected the market prices of many technology and computer software companies, particularly Internet-related companies. Such fluctuations have often been unrelated or disproportionate to the operating performance of these companies. These broad market fluctuations could adversely affect the market price of our common stock. In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against that company. Securities class action litigation could result in substantial costs and a diversion of our management's attention and resources.

Since becoming a publicly traded security listed on The NASDAQ National Market in September 1999, our common stock has reached a sales price high of $1,698.10 per share and a sales price low of $0.65 per share. On October 17, 2005, our common stock was delisted from The NASDAQ National Market due to the failure to timely file our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 with the SEC. Our common stock is currently quoted on the OTCBB. The last reported sale price of our shares on February 28, 2007 was $3.46 per share.

Our pending patents may never be issued and, even if issued, may provide little protection.

Our success and ability to compete depend upon the protection of our software and other proprietary technology rights. We currently have six issued U.S. patents, four of which expire in 2018 and two of which expire in 2020, and multiple U.S. patent applications pending relating to our software. None of our technology is patented outside of the United States. It is possible that:

- our pending patent applications may not result in the issuance of patents;
- any issued patents may not be broad enough to protect our proprietary rights;
- any issued patents could be successfully challenged by one or more third parties, which could result in our loss of the right to prevent others from exploiting the inventions claimed in those patents;
- current and future competitors may independently develop similar technology, duplicate our products or design around any of our patents; and
- effective patent protection may not be available in every country in which we do business.

We rely upon trademarks, copyrights, and trade secrets to protect our proprietary rights, which may not be sufficient to protect our intellectual property.

In addition to patents, we rely on a combination of laws, such as copyright, trademark, and trade secret laws, and contractual restrictions, such as confidentiality agreements and licenses, to establish and protect our proprietary rights. However, despite the precautions that we have taken:

- laws and contractual restrictions may not be sufficient to prevent misappropriation of our technology or deter others from developing similar technologies;
- current federal laws that prohibit software copying provide only limited protection from software "pirates," and effective trademark, copyright, and trade secret protection may be unavailable or limited in foreign countries;
- other companies may claim common law trademark rights based upon state or foreign laws that precede the federal registration of our marks; and
- policing unauthorized use of our products and trademarks is difficult, expensive, and time-consuming, and we may be unable to determine the extent of this unauthorized use.

Also, the laws of some other countries in which we market our products may offer little or no effective protection of our proprietary technology. Consequently, we may be unable to prevent our proprietary technology from being exploited abroad, which could diminish international sales or require costly efforts to protect our technology. Reverse engineering, unauthorized copying, or other misappropriation of our proprietary technology could enable third parties to benefit from our technology without paying us for it, which would significantly harm our business.

We may become involved in litigation over proprietary rights, which could be costly and time consuming.

The software industry is characterized by the existence of a large number of patents, trademarks, and copyrights and by frequent litigation based on allegations of infringement or other violations of intellectual property rights and our technologies may not be able to withstand any third-party claims or rights against their use. Some of our competitors in the market for customer communications software may have filed or may intend to file patent applications covering aspects of their technology that they may claim our technology infringes. Such competitors could make a claim of infringement against us with respect to our products and technology. Additionally, third parties may currently have, or may eventually be issued, patents upon which our current or future products or technology infringe and any of these third parties might make a claim of infringement against us. For example, we have recently been involved in litigation brought by Polaris IP, LLC against us and certain of our customers that claimed that certain of our products violates patents held by them.

As we grow, the possibility of intellectual property rights claims against us increases. We may not be able to withstand any third-party claims and regardless of the merits of the claim, any intellectual property claims could be inherently uncertain, time-consuming and expensive to litigate or settle. Many of our software license agreements require us to indemnify our customers from any claim or finding of intellectual property infringement. We periodically receive notices from customers regarding patent license inquiries they have received which may or may not implicate our indemnity obligations. Any litigation, brought by others, or us could result in the expenditure of significant financial resources and the diversion of management's time and efforts. In addition, litigation in which we are accused of infringement might cause product shipment delays, require us to develop alternative technology or require us to enter into royalty or license agreements, which might not be available on acceptable terms, or at all. If a claim of infringement was made against us and we may not be able to develop non-infringing technology or license the infringed or similar technology on a timely and cost-effective basis, our business could be significantly harmed.

We may face liability claims that could result in unexpected costs and damages to our reputation.

Our licenses with customers generally contain provisions designed to limit our exposure to potential product liability claims, such as disclaimers of warranties and limitations on liability for special, consequential, and incidental damages. In addition, our license agreements generally limit the amounts recoverable for damages to the amounts paid by the licensee to us for the product or service giving rise to the damages. However, some domestic and international jurisdictions may not enforce these contractual limitations on liability. We may be subject to claims based on errors in our software or mistakes in performing our services including claims relating to damages to our customers' internal systems. A product liability claim could divert the attention of management and key personnel, could be expensive to defend, and could result in adverse settlements and judgments.

We may face higher costs and lost sales if our software contains errors.

We face the possibility of higher costs as a result of the complexity of our products and the potential for undetected errors. Due to the critical nature of many of our products and services, errors could be particularly problematic. In the past, we have discovered software errors in some of our products after their introduction. We have only a few "beta" customers that test new features and functionality of our software before we make these features and functionalities generally available to our customers. If we are not able to detect and correct errors in our products or releases before commencing commercial shipments, we could face:

- loss of or delay in revenues expected from the new product and an immediate and significant loss of market share;
- loss of existing customers that upgrade to the new product and of new customers;
- failure to achieve market acceptance;

- diversion of development resources;
- injury to our reputation;
- increased service and warranty costs;
- legal actions by customers; and
- increased insurance costs.

Any of the foregoing potential results of errors in our software could adversely affect our business, financial condition and results of operations.

Our security could be breached, which could damage our reputation and deter customers from using our services.

We must protect our computer systems and network from physical break-ins, security breaches, and other disruptive problems caused by the Internet or other users. Computer break-ins could jeopardize the security of information stored in and transmitted through our computer systems and network, which could adversely affect our ability to retain or attract customers, damage our reputation, and subject us to litigation. We have been in the past, and could be in the future, subject to denial of service, vandalism, and other attacks on our systems by Internet hackers. Although we intend to continue to implement security technology and establish operational procedures to prevent break-ins, damage and failures, these security measures may fail. Our insurance coverage in certain circumstances may be insufficient to cover losses that may result from such events.

We have significant international sales and are subject to risks associated with operating in international markets.

A substantial proportion of our revenues are generated from sales outside North America, exposing us to additional financial and operational risks. Sales outside North America represented 32% of our total revenues for the year ended December 31, 2006, compared to 30% of our total revenues for the year ended December 31, 2005. We have established offices in the United States, Europe, Japan, and Hong Kong. Sales outside North America could increase as a percentage of total revenues as we attempt to expand our international operations. In addition to the additional costs and uncertainties of being subject to international laws and regulations, international operations require significant management attention and financial resources, as well as additional support personnel. To the extent our international operations grow, we will also need to, among other things, expand our international sales channel management and support organizations and develop relationships with international service providers and additional distributors and system integrators. International operations are subject to many inherent risks, including:

- political, social and economic instability, including conflicts in the Middle East and elsewhere abroad, terrorist attacks and security concerns in general;
- adverse changes in tariffs, duties, price controls and other protectionist laws and business practices that favor local competitors;
- fluctuations in currency exchange rates;
- longer collection periods and difficulties in collecting receivables from foreign entities;
- exposure to different legal standards and burdens of complying with a variety of foreign laws, including employment, tax, privacy and data protection laws and regulations;
- reduced protection for our intellectual property in some countries;
- increases in tax rates;
- greater seasonal fluctuations in business activity;

- expenses associated with localizing products for foreign countries, including translation into foreign languages; and

- import and export license requirements and restrictions of the United States and each other country in which we operate.

We believe that international sales will continue to represent a significant portion of our revenue for the foreseeable future. Any of these factors may adversely affect our future international sales and, consequently, affect our business, financial condition and results of operations.

We may suffer foreign exchange rate losses.

Our international revenues and expenses are denominated in local currency. Therefore, a weakening of other currencies compared to the U.S. dollar could make our products less competitive in foreign markets and could negatively affect our operating results and cash flows. We have not yet experienced, but may in the future experience, significant foreign currency transaction losses, especially because we generally do not engage in currency hedging. To the extent the international component of our revenues grows, our results of operations will become more sensitive to foreign exchange rate fluctuations.

If we acquire companies, products, or technologies, we may face risks associated with those acquisitions.

We acquired Hipbone, Inc. in early 2004, and if we are presented with appropriate opportunities, we may make other investments in complementary companies, products, or technologies. We may not realize the anticipated benefits of any acquisition or investment. For example; since inception, the Company has recorded $2.7 billion of impairment charges for the cost of goodwill obtained from acquisitions. If we acquire another company, we will likely face risks, uncertainties, and disruptions associated with the integration process, including, among other things, difficulties in the integration of the operations, technologies, and services of the acquired company, the diversion of our management's attention from other business concerns, the potential loss of key employees of the acquired businesses, and the failure of the acquired businesses, products or technologies to generate sufficient revenue to offset acquisition costs. If we fail to successfully integrate other companies that we may acquire, our business could be harmed. Also, acquisitions can expose us to liabilities and risks facing the company we acquire, including lawsuits or claims against the company that are unknown at the time of the acquisition. Furthermore, we may have to incur debt or issue equity securities to pay for any additional future acquisitions or investments, the issuance of which could be dilutive to our existing stockholders. In addition, our operating results may suffer because of acquisition-related costs or amortization expenses or charges relating to acquired goodwill and other intangible assets. These factors could have an adverse effect on our business, results of operations, financial condition or cash flows.

Compliance with regulations governing public company corporate governance and reporting will result in additional costs.

Our continuing preparation for and implementation of various corporate governance reforms and enhanced disclosure laws and regulations adopted in recent years requires us to incur significant additional accounting and legal costs. We, like other non-accelerated public companies, are preparing for new accounting disclosures required by laws and regulations adopted in connection with the Sarbanes-Oxley Act of 2002. In particular, we will be preparing to provide, if required, beginning with our Annual Report on Form 10-K for the fiscal year ending December 31, 2007, an Annual Report on our internal control over financial reporting and auditors' attestation with respect to our report required by Section 404 of the Sarbanes-Oxley Act. Any unanticipated difficulties in preparing for and implementing these and other corporate governance and reporting reforms could result in material delays in compliance or significantly increase our costs. Also, there can be no assurance that we will be able to fully comply with these new laws and regulations. Any failure to timely prepare for and implement the reforms required by these new laws and regulations could significantly harm our business, operating results, and financial condition.

We have adopted anti-takeover defenses that could delay or prevent an acquisition of the Company.

Our Board of Directors has the authority to issue up to 5,000,000 shares of preferred stock. Without any further vote or action on the part of the stockholders, the Board of Directors has the authority to determine the price, rights, preferences, privileges, and restrictions of the preferred stock. This preferred stock, if issued, might have preference over and harm the rights of the holders of common stock. Although the ability to issue this preferred stock provides us with flexibility in connection with possible acquisitions and other corporate purposes, it can also be used to make it more difficult for a third party to acquire a majority of our outstanding voting stock. We currently have no plans to issue preferred stock.

Our certificate of incorporation, bylaws, and equity compensation plans include provisions that may deter an unsolicited offer to purchase us. These provisions, coupled with the provisions of the Delaware General Corporation Law, may delay or impede a merger, tender offer, or proxy contest. Furthermore, our Board of Directors is divided into three classes, only one of which is elected each year. In addition, directors are only removable by the affirmative vote of at least two-thirds of all classes of voting stock. These factors may further delay or prevent a change of control of us.

Risks Related to Our Industry

Future regulation of the Internet may slow our growth, resulting in decreased demand for our products and services and increased costs of doing business.

State, federal, and foreign regulators could adopt laws and regulations that impose additional burdens on companies that conduct business online. These laws and regulations could discourage communication by e-mail or other web-based communications, particularly targeted e-mail of the type facilitated by our products, which could reduce demand for our products and services.

The growth and development of the market for online services may prompt calls for more stringent consumer protection laws or laws that may inhibit the use of Internet-based communications or the information contained in these communications. The adoption of any additional laws or regulations may decrease the expansion of the Internet. A decline in the growth of the Internet, particularly as it relates to online communication, could decrease demand for our products and services and increase our costs of doing business, or otherwise harm our business. Any new legislation or regulations, application of laws and regulations from jurisdictions whose laws do not currently apply to our business, or application of existing laws and regulations to the Internet and other online services could increase our costs and harm our growth.

The imposition of sales and other taxes on products sold by our customers over the Internet could have a negative effect on online commerce and the demand for our products and services.

The imposition of new sales or other taxes could limit the growth of Internet commerce generally and, as a result, the demand for our products and services. Federal legislation that limits the imposition of state and local taxes on Internet-related sales will expire on November 1, 2007. Congress may choose to modify this legislation or to allow it to expire, in which case state and local governments would be free to impose taxes on electronically purchased goods. We believe that most companies that sell products over the Internet do not currently collect sales or other taxes on shipments of their products into states or foreign countries where they are not physically present. However, one or more states or foreign countries may seek to impose sales or other tax collection obligations on out-of-jurisdiction companies that engage in e-commerce within their jurisdiction. A successful assertion by one or more states or foreign countries that companies that engage in e-commerce within their jurisdiction should collect sales or other taxes on the sale of their products over the Internet, even though not physically in the state or country, could indirectly reduce demand for our products.

Privacy concerns relating to the Internet are increasing, which could result in legislation that negatively affects our business in reduced sales of our products.

Businesses using our products capture information regarding their customers when those customers contact them on-line with customer service inquiries. Privacy concerns could cause visitors to resist providing the personal data necessary to allow our customers to use our software products most effectively. More importantly, even the perception of privacy concerns, whether or not valid, may indirectly inhibit market acceptance of our products. In addition, legislative or regulatory requirements may heighten these concerns if businesses must notify Website users that the data captured after visiting certain Websites may be used by marketing entities to unilaterally direct product promotion and advertising to that user. If consumer privacy concerns are not adequately resolved, our business could be harmed. Government regulation that limits our customers' use of this information could reduce the demand for our products. A number of jurisdictions have adopted, or are considering adopting, laws that restrict the use of customer information from Internet applications. The European Union has required that its member states adopt legislation that imposes restrictions on the collection and use of personal data, and that limits the transfer of personally identifiable data to countries that do not impose equivalent restrictions. In the United States, the Children's Online Privacy Protection Act was enacted in October 1998. This legislation directs the Federal Trade Commission to regulate the collection of data from children on commercial websites. In addition, the Federal Trade Commission has investigated the privacy practices of businesses that collect information on the Internet. These and other privacy-related initiatives could reduce demand for some of the Internet applications with which our products operate, and could restrict the use of these products in some e-commerce applications. This could, in turn, reduce demand for these products.

The success of our products depends on the continued growth and acceptance of the Internet as a business and communications tool, and the related expansion of the Internet infrastructure.

The future success of our products depends upon the continued and widespread adoption of the Internet as a primary medium for commerce, communication and business applications. Our business growth would be impeded if the performance or perception of the Internet was harmed by security problems such as "viruses;" "worms" and other malicious programs, reliability issues arising from outages and damage to Internet infrastructure, delays in development or adoption of new standards and protocols to handle increased demands of Internet activity, increased costs, decreased accessibility and quality of service, or increased government regulation and taxation of Internet activity.

The Internet has experienced, and is expected to continue to experience, significant user and traffic growth, which has, at times, caused user frustration with slow access and download times. If Internet activity grows faster than Internet infrastructure or if the Internet infrastructure is otherwise unable to support the demands placed on it, our business growth may be adversely affected.

General economic conditions could adversely affect our customers' ability or willingness to purchase our products, which could materially and adversely affect our results of operations.

Our customers consist of large and small companies in nearly all industry sectors and geographies. Potential new clients or existing clients could defer purchases of our products because of unfavorable macroeconomic conditions, such as rising interest rates, fluctuations in currency exchange rates, industry or national economic downturns, industry purchasing patterns, and other factors. Our ability to grow revenues may be adversely affected by unfavorable economic conditions.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

Not applicable.

ITEM 2. PROPERTIES.

Our corporate headquarters are located in Menlo Park, California, where we lease approximately 45,000 square feet under a lease that expires in April 2010. In addition, we lease offices in several cities throughout the United States and internationally in the Netherlands, United Kingdom, Germany, Japan and Hong Kong. We believe the facilities we are now using are adequate and suitable for our business requirements.

We have a total of approximately 39,460 square feet of excess space available for sublease or renegotiation. The excess space is located in Menlo Park, California, and Princeton, New Jersey. Remaining lease commitment terms on these leases vary from less than one to four years. We are seeking to sublease or renegotiate the obligations associated with the excess space.

ITEM 3. LEGAL PROCEEDINGS.

On January 24, 2007, RightNow Technologies, Inc. ("RightNow") filed a suit in the Eighteenth Judicial District Court of Gallatin County, Montana against the Company and four former RightNow employees who had joined the Company. The suit alleges violation of certain provisions of employment agreements, misappropriation of trade secrets, as well as other claims, and seeks damages. We believe we have meritorious defenses to these claims and intend to defend against this action vigorously.

On March 16, 2006, Polaris IP, LLC ("Polaris") filed suit against the Company, Sirius Satellite Radio, Inc., Priceline.com, Capital One, Continental Airlines, Inc., and E*Trade Financial, in the U.S. District Court for the Eastern District of Texas, alleging infringement of U.S. Patent Nos. 6,411,947 and 6,278,996, and seeking injunctive relief, damages and attorneys fees. In exchange for payment of a quarterly license fee through 2011, Polaris granted the Company a perpetual license to certain patents, including those at issue in the litigation, and the parties agreed to dismiss their claims against each other with prejudice. The terms of the settlement included the release and dismissal of the Company's customers named in the lawsuit.

The underwriters for our initial public offering, Goldman Sachs & Co., Lehman Bros., Hambrecht & Quist LLC and Wit Soundview Capital Corp., the Company and certain current and former officers of the Company were named as defendants in federal securities class action lawsuits filed in the U. S. District Court for the Southern District of New York. The cases allege violations of various securities laws by more than 300 issuers of stock, including the Company, and the underwriters for such issuers, on behalf of a class of plaintiffs who, in the case of the Company, purchased the Company's common stock between September 21, 1999 and December 6, 2000 in connection with our initial public offering. Specifically, the complaints allege that the underwriter defendants engaged in a scheme concerning sales of the Company's and other issuers' securities in the initial public offering and in the aftermarket. In July 2003, we decided to join in a settlement negotiated by representatives of a coalition of issuers named as defendants in this action and their insurers. Although we believe that the plaintiffs' claims have no merit, we have decided to accept the settlement proposal to avoid the cost and distraction of continued litigation. Because the settlement will be funded entirely by the Company's insurers, we do not believe that the settlement will have any effect on our financial condition, results of operation or cash flows. The proposed settlement agreement is subject to final approval by the court. Should the court fail to approve the settlement agreement, we believe we have meritorious defenses to these claims and will defend against the action vigorously.

Other third parties have from time to time claimed, and others may claim in the future that we have infringed their past, current or future intellectual property rights. We have in the past been forced to litigate such claims. These claims, whether meritorious or not, could be time-consuming, result in costly litigation, require expensive changes in our methods of doing business or could require us to enter into costly royalty or licensing agreements, if available. As a result, these claims could harm our business.

The ultimate outcome of any litigation is uncertain, and either unfavorable or favorable outcomes could have a material negative impact on our results of operations, consolidated balance sheets and cash flows, due to defense costs, diversion of management resources and other factors.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

No matters were submitted to a vote of security holders during the year ended December 31, 2006.

ITEM 4A. EXECUTIVE OFFICERS OF THE REGISTRANT.

The names of our current executive officers and certain biographical information about each (including their ages as of February 28, 2007) are set forth below:

Name	Age	Position
Michael S. Fields	61	Chairman of the Board and Chief Executive Officer
John M. Thompson	61	Executive Vice President and Chief Financial Officer
Jay A. Jones	52	Chief Administrative Officer
William Rowe	56	Senior Vice President, Global Sales and Service
William A. Bose	40	Vice President and General Counsel

Michael S. Fields. Mr. Fields joined our Board of Directors in June 2005 and since July 2005, has been serving as our Chairman of the Board of Directors. From July 2005 to August 2005, Mr. Fields served as acting President of KANA. In August, 2005, Mr. Fields was appointed Chief Executive Officer of KANA. Mr. Fields has been the Chairman and Chief Executive Officer of The Fields Group, a venture capital and management consulting firm, since May 1997. In June 1992, Mr. Fields founded OpenVision Technologies, Inc., a supplier of computer systems management applications for open client/server computing environments, and served as its Chief Executive Officer from July 1992 to July 1995 and its Chairman of the Board of Directors from July 1992 to April 1997. Prior to these positions, Mr. Fields managed sales organizations at Oracle U.S.A., Inc., where he served as President, Applied Data Research and Burroughs Corporation. Mr. Fields also serves on the Board of Directors of Imation Corporation and two privately-held companies, ViaNovus, Inc. and Crucian Global Services, Inc.

John M. Thompson. Mr. Thompson joined KANA in October 2004 and currently serves as our Executive Vice President and Chief Financial Officer. From January 2003 to October 2004, Mr. Thompson was Chief Financial Officer of Veraz Networks, Inc., a provider of Voice Over IP solutions to the telecom industry. From May 2001 to January 2003, Mr. Thompson was Chief Financial Officer of Interwise, Inc., a provider of web-based communication products. From December 1998 to January 2001, Mr. Thompson was Chief Financial Officer of Manage.com, a software company. Mr. Thompson holds B.S. degrees in Mathematics and Industrial Management from Purdue University and a M.S. degree in Industrial Administration from Carnegie-Mellon University.

Jay A. Jones. Mr. Jones joined KANA in September 2006 and currently serves as our Chief Administrative Officer. Mr. Jones served as Senior Vice President, Chief Information Officer of VERITAS Software Corporation, an enterprise storage and performance company, from September 2004 to July 2005. From January 1999 to September 2004, Mr. Jones served as Chief Administrative Officer of VERITAS Software Corporation, and from March 1993 to January 1999, Mr. Jones served as Vice President, General Counsel & Secretary of VERITAS Software Corporation and OpenVision Technologies, Inc., a systems management software company which was acquired by VERITAS Software Corporation. Prior to OpenVision Technologies, Inc., Mr. Jones was senior corporate counsel for Oracle Corporation. Mr. Jones holds a B.S. degree in architecture from Howard University, a M.S. degree in City Planning from University of California at Berkeley and a J.D. degree from University of California at Berkeley. Mr. Jones is also a member of the California Bar.

William Rowe. Mr. Rowe joined KANA in January 2006 and currently serves as our Senior Vice President, Global Sales and Service. From May 2004 to January 2006, Mr. Rowe served as Vice President of Sales and Marketing for Global Card Services, a credit card middleware solutions and services company. From July 2002 to February 2004, Mr. Rowe held various sales and marketing positions with Winvista Corporation, a software and network management tools company. From November 1997 to June 2001, Mr. Rowe was a sales director with BearingPoint, Inc (formerly KPMG Consulting LLC), an accounting firm. Mr. Rowe holds a B.A. degree in Business from Trinity University.

William A. Bose. Mr. Bose joined KANA in September 1999 as corporate counsel and since August 2006 currently serves as our Vice President and General Counsel. From May 2005 to August 2006, Mr. Bose served as our General Counsel. Prior to September 1999, Mr. Bose held the position of attorney at Robert Half International, Inc. Mr. Bose holds a B.A. degree from University of California at Santa Barbara and a J.D. degree from Santa Clara University School of Law. Mr. Bose is also a member of the California Bar.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Our common stock is currently quoted on the OTCBB under the symbol "KANA.OB". Prior to October 17, 2005, our common stock was listed on The NASDAQ National Market. Our common stock traded on the "Pink Sheets" from the beginning of trading on October 17, 2005 to the close of trading on December 4, 2006. As of the beginning of trading on December 5, 2006, our common stock has been trading on the OTCBB. The table below sets forth the high and low sales prices for our common stock as reported on The NASDAQ National Market and the high and low bid information for our common stock as reported on the "Pink Sheets" and the OTCBB, as applicable, for the periods indicated:

	High	Low
Fiscal 2005		
First Quarter	$2.03	$1.50
Second Quarter	1.90	1.25
Third Quarter	1.69	1.44
Fourth Quarter	1.80*	1.08**
Fiscal 2006		
First Quarter	1.78*	1.11**
Second Quarter	2.05*	1.60**
Third Quarter	3.20*	1.85**
Fourth Quarter	3.62*	3.00**

* This high bid information was reported on the "Pink Sheets."

**This low bid information was reported on the "Pink Sheets."

Holders of Record

There were approximately 1,140 stockholders of record of our common stock as of February 28, 2007. The actual number of stockholders is greater than this number of record holders, and includes stockholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include stockholders whose shares may be held in trust by other entities.

Dividend Policy

We have not paid any cash dividends on our capital stock. We currently intend to retain any earnings to fund the development and growth of our business and, therefore, do not anticipate paying any cash dividends in the foreseeable future. In addition, our existing credit facilities prohibit the payment of cash or stock dividends on our capital stock without the lender's prior written consent.

Unregistered Sales of Equity Securities

In June 2005, the Company completed a private placement of unregistered securities for the issuance of 1,631,541 shares of common stock and warrants to purchase 815,769 shares of common stock to NightWatch Capital Partners, LP, NightWatch Capital Partners II, LP and RHP Master Fund Ltd. (collectively, the "Investors") for gross proceeds of approximately $2.4 million.

In September 2005, the Company completed a private placement of unregistered securities for the issuance of 2,626,912 shares of common stock and warrants to purchase 945,687 shares of common stock to the Investors for gross proceeds of approximately $4.0 million. The warrants initially had an exercise price of $2.284 per share. These warrants became exercisable on March 28, 2006, and expire on September 29, 2010.

The terms of the September 2005 private placement required additional shares of common stock and warrants to be issued in the event the Company's stock was delisted from The NASDAQ National Market. In October 2005, the Company's common stock was delisted from The NASDAQ National Market and the Company issued an additional 425,358 shares of common stock and warrants to purchase 153,130 shares of common stock to the Investors for no proceeds. These additional warrants have an exercise price of $1.966 per share and became exercisable on April 24, 2006, and will expire on October 25, 2010.

In May 2006, the Company amended the Registration Agreement related to the June and September 2005 private placements (collectively referred to as "Private Placements") to extend the deadline to register the shares of common stock and underlying shares of common stock of the warrants issued to the Investors to September 30, 2006 from January 27, 2006, in exchange for the issuance of 593,854 shares of common stock to the Investors.

In October 2006, the Company issued to the Investors an aggregate of 59,383 shares of common stock since the Company was unable to meet its September 30, 2006 deadline to register the shares of common stock and underlying shares of common stock of the warrants issued to the Private Placements.

For the above-mentioned issuances of common stock and warrants to the Investors, the Company relied on an exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"), and Rule 506 promulgated thereunder.

In November 2006, the Company registered the shares of common stock and underlying shares of common stock of the warrants issued to the Investors on a Form S-1 Registration Statement filed with the SEC.

Securities Authorized for Issuance Under Equity Compensation Plans

Information regarding the securities authorized for issuance under our equity compensation plans can be found under Item 12 of Part III of this Annual Report on Form 10-K.

Stock Performance Graph

The line graph below compares the cumulative total stockholder return on our common stock with the cumulative return of the NASDAQ Composite Index and the Standard & Poor's Information Technology Index ("S&P Information Technology Index") for the five years ended December 31, 2006. The graph and table assume that $100.00 was invested on December 28, 2001 (the last day of trading for the year ended December 31, 2001) in each of our common stock, the NASDAQ Composite Index, and the S&P Information Technology Index and that all dividends were reinvested. We have not paid or declared any cash dividends on our common stock. Stockholder returns over the period indicated should not be considered indicative of future stockholder returns.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among KANA Software, Inc., The NASDAQ Composite Index
And The S & P Information Technology Index
$160
$140
$120
$100
$80
$60
$40
$20
$0
12/01
12/02
12/03
12/04
12/05
12/06
KANA Software, Inc.
NASDAQ Composite
S & P Information Technology

* $100.00 invested on December 31, 2001 in stock or index-including reinvestment of dividends. Fiscal year ending December 31.

	2001	2002	2003	2004	2005	2006
KANA Software, Inc.	$100.00	$10.12	$ 17.32	$ 9.71	$ 6.89	$ 16.19
NASDAQ Composite Index	$100.00	$71.97	$107.18	$117.07	$120.50	$137.02
S&P Information Technology Index	$100.00	$62.59	$ 92.14	$ 94.50	$ 95.44	$103.47

Notwithstanding any statement to the contrary in any of our previous or future filings with the SEC, the foregoing information relating to the price performance of our common stock shall not be deemed to be "filed" with the SEC or to be "soliciting material" under the Exchange Act, and it shall not be deemed to be incorporated by reference into any of our filings under the Securities Act or the Exchange Act, except to the extent we specifically incorporate it by reference into such filing.

ITEM 6. SELECTED FINANCIAL DATA

The selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the consolidated financial statements and the related notes included elsewhere in this Annual Report on Form 10-K, and other information we have filed with the Securities and Exchange Commission.

The consolidated statements of operations data for the years ended December 31, 2006, 2005, 2004, 2003, and 2002 and the consolidated balance sheet data at December 31, 2006, 2005, 2004, 2003, and 2002 are derived from our audited consolidated financial statements. The diluted net loss per share computation excludes shares of common stock issuable upon exercise or conversion of other securities, including outstanding warrants and options to purchase common stock and common stock subject to repurchase rights, because their effect would be antidilutive. See Note 1 of the "Notes to the Consolidated Financial Statements" included in Item 8 of Part II of this Annual Report for a detailed explanation of the determination of the shares used to compute basic and diluted net loss per share. Historical results are not necessarily indicative of results to be expected for any future period.

	Year Ended December 31,				
	2006	2005	2004	2003	2002
	(in thousands, except per share amounts)				
Consolidated Statements of Operations Data:					
Revenues:					
License fees	$19,116	$ 8,094	$ 14,169	$ 26,228	$ 41,530
Services	34,914	35,034	34,731	34,778	37,560
Total revenues	54,030	43,128	48,900	61,006	79,090
Costs and Expenses:					
Cost of license fees	2,460	2,995	2,449	3,125	3,402
Cost of services (1)	10,439	8,746	9,834	10,132	30,133
Amortization of acquired intangible assets	133	133	119	1,453	4,800
Sales and marketing (1)	19,616	17,682	25,745	31,489	42,120
Research and development (1)	10,765	13,232	19,579	23,586	30,317
General and administrative (1)	10,185	11,404	8,294	10,064	19,709
Impairment of internal-use software	—	6,326	1,062	—	—
Restructuring costs	703	468	3,400	1,704	(5,086)
Goodwill impairment	—	—	—	—	55,000
Total costs and expenses	54,301	60,986	70,482	81,553	180,395
Loss from operations	(271)	(17,858)	(21,582)	(20,547)	(101,305)
Impairment of investment	—	—	—	(500)	—
Interest and other income (expense), net	(738)	88	128	186	913
Registration rights penalty	(1,198)	—	—	—	—
Loss from continuing operations before income taxes	(2,207)	(17,770)	(21,454)	(20,861)	(100,392)
Income tax expense	(219)	(196)	(314)	(318)	—
Loss from continuing operations	(2,426)	(17,966)	(21,768)	(21,179)	(100,392)
Discontinued operation:					
Gain on disposal, including provision of $1.1 million for operating losses during phase-out period	—	—	—	—	381
Cumulative effect of accounting change related to the elimination of negative goodwill	—	—	—	—	3,901
Net loss	$ (2,426)	$(17,966)	$(21,768)	$(21,179)	$ (96,110)

	Year Ended December 31,				
	2006	2005	2004	2003	2002
	(in thousands, except per share amounts)				
Basic and diluted net loss per share:					
Loss from continuing operations	$ (0.07)	$ (0.58)	$ (0.75)	$ (0.88)	$ (4.48)
Income from discontinued operation	—	—	—	—	0.02
Gain on elimination of negative goodwill	—	—	—	—	0.17
Net loss	$ (0.07)	$ (0.58)	$ (0.75)	$ (0.88)	$ (4.29)
Shares used in computing basic and diluted net loss per share	34,584	30,814	28,950	24,031	22,403

	December 31,				
	2006	2005	2004	2003	2002
	(in thousands)				
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$ 5,719	$ 6,216	$13,772	$16,282	$19,112
Marketable securities	—	—	6,361	16,674	13,386
Working capital (deficit)	(11,044)	(18,439)	(9,657)	4,168	(4,533)
Total assets	30,335	35,706	50,361	69,878	80,550
Total long-term debt	242	—	—	—	—
Total stockholders' equity (deficit)	(3,132)	(9,794)	3,164	21,532	21,952

(1) Includes employee stock-based compensation expense, which was allocated as follows:

	Year Ended December 31,				
	2006	2005	2004	2003	2002
Cost of services	$ 211	$ 2	$ 346	$ 430	$ 883
Sales and marketing	752	9	646	2,300	4,697
Research and development	356	2	82	2,149	4,384
General and administrative	1,476	25	157	991	6,656
Total	$2,795	$38	$1,231	$5,870	$16,620

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In addition to historical information, this report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The forward-looking statements are not historical facts but rather are based on current expectations, estimates and projections about our business and industry, and our beliefs and assumptions. Words such as "anticipate," "believe," "estimate," "expects," "intend," "plan," "will" and variations of these words and similar expressions identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, many of which are beyond our control, are difficult to predict and could cause actual results to differ materially from" those expressed or forecasted in the forward-looking statements. These risks and uncertainties include, but are not limited to, those described in Item 1A "Risk Factors" and elsewhere in this report. Forward-looking statements that were believed to be true at the time made may ultimately prove to be incorrect or false. We undertake no obligation to revise or publicly release the results of any revision to these forward-looking statements. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.

Overview

KANA offers an innovative approach to customer service with cost-effective solutions that enhance the quality of customer interaction. Built on open standards for a high degree of adaptability and integration, KANA solutions intelligently automate the processes needed to successfully serve our clients' customers, so that our clients can deliver higher value service at lower cost. KANA provides an integrated solution which enables organizations to deliver consistent, managed service across all channels, including email, chat, call centers, and Web self-service, ensuring a consistent service experience across communication channels.

Our revenue is primarily derived from the sale of our software and related maintenance and support of the software. To a lesser extent, we derive revenues from consulting and training. Our products are generally installed by our customers using a systems integrator, such as IBM, Accenture or BearingPoint. KANA's professional services group assists the integrators as subject matter experts and in some cases will act as the prime contractor for implementation of our software. To a large degree, we rely on our relationship with IBM to recommend and install our software. This provides leverage in the selling phase, and also allows us to realize higher gross margins by selling primarily software licenses and support, which typically have higher margins than consulting and implementation services. In the past, the Company supplied specialists (who were subject matter experts) to work with IBM and other systems integrators. While the Company continues this practice, the Company is increasingly providing consulting and implementation services directly to our customers. These services may be provided to our existing customers who would like the Company to review their implementations or to new customers who are not quite large enough to gain the interest of a large system integrator to provide such services. However, in the case of most of the initial installations of our applications that are generally installed by our customers using a system integrator, these services generally increase the cost of the project substantially by subjecting their purchase to more levels of required approval and scrutiny of projected cost savings in their customer service and marketing departments. This contributes to the difficulty that we face in predicting the quarter in which sales to expected customers will occur and to the uncertainty of our future operating results. To the extent that significant sales occur earlier or later than anticipated, revenues for subsequent quarters may be lower or higher, respectively, than expected.

In the first quarter of 2005, we reduced our cost structure through the reduction of outsourced product development, a reduction in amortization related to the discontinuance of certain internal-use software, reduced headcount, and other cost reduction programs. In late 2005, we made a decision to bring core technology development back to our personnel in the United States in a process that we refer to as "back-shoring" and by the end of the third quarter of 2006 we have brought back all core technology development to our personnel in the United States, except for one product group. We also plan to back-shore our technical support. These adjustments have reduced our total cost of licenses, research and development, and general and administrative expenses in

2006. As we rebuilt the sales organization; sales and marketing expense increased in 2006 due to an increase in commissions as a result of higher revenues. From now on, we will strive to match our spending with the anticipated revenue but, given the unpredictability of our license revenue, we are unable to predict with any certainty the period(s) when the Company will be profitable, if at all.

Since 1997 we have incurred substantial costs to develop our products and to recruit, train and compensate personnel for our engineering, sales, marketing, client services, and administration departments. As a result, we have incurred substantial losses since inception. On December 31, 2006, the Company had ending cash and cash equivalents of $5.7 million and no borrowings outstanding under our line of credit. As of December 31, 2006, the Company had an accumulated deficit of $4.3 billion and a negative working capital of $11.0 million. Losses from operations were $0.3 million and $17.9 million for 2006 and 2005, respectively, and net losses were $2.4 million and $18.0 million for 2006 and 2005, respectively. Net cash used for operating activities was $1.7 million and $16.3 million in 2006 and 2005, respectively.

We have taken steps to lower the expenses related to cost of revenues, sales and marketing, research and development, and general and administrative areas of the Company. We also successfully closed two private sales of our common stock, approximately $2.4 million on June 30, 2005 and approximately $4.0 million on September 29, 2005. Management believes that based on its current plans, its existing funds will be sufficient to meet the Company's working capital and capital expenditure requirements through December 31, 2007. However, if we experience lower than anticipated demand for our products, we will need to further reduce costs, issue equity securities, or borrow money to meet our cash requirements. Any such equity issuances could be dilutive to our stockholders, and any financing transactions may be on unfavorable terms, if at all.

As of December 31, 2006, we had 181 full-time employees, which represent an increase from 125 employees at December 31, 2005 and no change from 181 employees at December 31, 2004.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of these consolidated financial statements requires us to make estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. This forms the basis of judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. In some cases, changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ materially from our estimates.

We believe the following discussion addresses the Company's most critical accounting policies, which are those that are most important to the portrayal of the Company's financial condition and results of operations and require management's most difficult, subjective, and complex judgments. In addition, please refer to Note 1 of the Notes to the Consolidated Financial Statements for a further description of our accounting policies.

Revenue Recognition

We recognize revenues in accordance with the American Institute of Certified Public Accountants ("AICPA") Statement of Position ("SOP") 97-2, "Software Revenue Recognition" ("SOP 97-2"), as amended.

Revenue from software license agreements is recognized when the basic criteria of software revenue recognition have been met (i.e. persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable, and collection is probable). The Company uses the residual method described in AICPA SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions" ("SOP 98-9"), to recognize revenue when a license agreement includes one or more elements to be delivered at a future date and vendor-specific objective evidence of the fair value of all undelivered elements exists. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as license revenue. If evidence of the fair value of one or more undelivered elements does not exist, all revenue is deferred and recognized when delivery of those elements occurs or when fair value can be established.

For all sales we use either a signed license agreement, a signed amendment to an existing license agreement, a signed order form, a binding purchase order where we either have a signed master license agreement or an order form signed by the Company, or a signed statement of work as evidence of an arrangement.

Software delivery is primarily by electronic means. If the software or other deliverable is subject to acceptance for a specified period after the delivery, revenue is deferred until the acceptance period has expired or the acceptance provision has been met.

When licenses are sold together with consulting services, license fees are recognized upon delivery, provided that (1) the basic criteria of software revenue recognition have been met, (2) payment of the license fees is not dependent upon the performance of the consulting services, and (3) the consulting services do not provide significant customization of the software products and are not essential to the functionality of the software that was delivered. The Company does not provide significant customization of its software products.

Revenue arrangements with extended payment terms are generally considered not to be fixed or determinable and, the Company generally does not recognize revenue on these arrangements until the customer payments become due and all other revenue recognition criteria have been met.

Probability of collection is based upon assessment of the customer's financial condition through review of their current financial statements or publicly-available credit reports. For sales to existing customers, prior payment history is also considered in assessing probability of collection. The Company is required to exercise significant judgment in deciding whether collectibility is reasonably assured, and such judgments may materially affect the timing of our revenue recognition and our results of operations.

Services revenues include revenues for consulting services, customer support and training, and OnDemand hosting. Consulting services revenues and the related cost of services are generally recognized on a time and materials basis. For consulting services contracts that have a fixed fee, we recognize the license and professional consulting services revenues using either the percentage-of-completion method or the completed contract method as prescribed by AICPA SOP No. 81-1, "Accounting for Performance of Construction-Type and Certain Product-Type Contracts" ("SOP 81-1"). KANA's consulting arrangements do not include significant customization of the software. Customer support agreements provide technical support and the right to unspecified future upgrades on an if-and-when available basis. Customer support revenues are recognized ratably over the term of the support period (generally one year). Training services revenues are recognized as the related training services are delivered. The unrecognized portion of amounts billed in advance of delivery for services is recorded as deferred revenue. OnDemand includes our KANA On Demand 'software as a service' and outsourcing offerings as well as Advanced Customer Services. OnDemand revenue is recognized in accordance with Securities and Exchange Commission (SEC) Staff Accounting Bulletin No. 104, "Revenue Recognition, corrected copy" ("SAB 104"). Revenues from OnDemand services are recognized ratably over the term of the arrangement, while application fees are recognized ratably over the sum of the term of the arrangement and the term of expected renewals. Hosting service arrangements are a means of deployment whereby our customer's software and data is physically located in third party facilities. Customers pay a fee to remotely access the hosted software and data via a secure internet connection. Hosting fees are recognized as the hosting service is delivered in accordance with SAB 104.

Vendor-specific objective evidence for consulting and training services are based on the price charged when an element is sold separately or, in the case of an element not yet sold separately, the price established by authorized management, if it is probable that the price, once established, will not change before market introduction. Vendor-specific objective evidence for support services is generally based on the price charged when an element is sold separately or the stated contractual renewal rates.

Accounting for Internal-Use Software

Internal-use software costs, including fees paid to third parties to implement the software, are capitalized beginning when we have determined various factors are present, including among others, that technology exists to achieve the performance requirements, we have made a decision as to whether we will purchase the software or develop it internally, and we have authorized funding for the project. Capitalization of software costs ceases when the software implementation is substantially complete and is ready for its intended use, and the capitalized costs are amortized over the software's estimated useful life (generally five years) using the straight-line method.

When events or circumstances indicate the carrying value of internal use software might not be recoverable, we assess the recoverability of these assets by determining whether the amortization of the asset balance over its remaining life can be recovered through undiscounted future operating cash flows. The amount of impairment, if any, is recognized to the extent that the carrying value exceeds the projected discounted future operating cash flows and is recognized as a write down of the asset. In addition, if it is no longer probable that computer software being developed will be placed in service, the asset will be adjusted to the lower of its carrying value or fair value, if any, less direct selling costs. Any such adjustment would result in an expense in the period recorded, which could have a material adverse effect on our consolidated statements of operations. In the first quarter ended March 31, 2005, the Company's information technology department reviewed its operations and technology requirements, and decided to discontinue its use of certain internal use software, which resulted in a non-cash impairment charge of $6.3 million.

As of December 31, 2006, we had $561,000 of capitalized costs for internal use software less $523,000 of accumulated amortization for a net balance of $38,000.

Restructuring

During 2001, we recorded significant liabilities in connection with our restructuring program. These reserves included estimates pertaining to contractual obligations related to excess leased facilities in Menlo Park, California; Princeton, New Jersey; Framingham, Massachusetts; and Marlow in the United Kingdom. Remaining lease commitments terminate over various dates beginning in April 2007 through January 2011. We are seeking to sublease or renegotiate the obligations associated with the excess space. We have subleased some of the excess space, but in all cases, the sublease income is less than the rent we pay the landlord. We had $6.1 million in accrued restructuring costs as of December 31, 2006, which was our estimate, as of that date, of the exit costs of these excess facilities. We have worked with real estate brokers in each of the markets where the properties are located to help us estimate the amount of the accrual. This process involves significant judgments regarding these markets. If we determine that any of these real estate markets has deteriorated further, additional adjustments to this accrual may be required, which would result in additional restructuring expenses in the period in which such determination is made. Likewise, if any of these real estate markets strengthen, and we are able to sublease the properties earlier or at more favorable rates than projected, or if we are otherwise able to negotiate early termination of obligations on favorable terms, adjustments to the accrual may be required that would increase income in the period in which such determination is made. As of December 31, 2006, our estimate of accrued restructuring cost included an assumption that we would receive $861,000 in sublease payments that are not subject to any contractual arrangement as of December 31, 2006. We have assumed that the majority of these assumed sublease payments will begin in 2007 and continue through the end of the related leases. In December 2006, we determined that we may not be able to sublease a leased facility in Princeton, New Jersey, and we changed our assumption of subleasing this excess space. We recorded a restructuring charge of $739,000 as of December 31, 2006 mainly related to this change in estimate of sublease assumption that is not subject to any contractual arrangement. In 2006, there was also a restructuring recovery of $36,000 due to the change in estimates of termination of certain employees.

Goodwill and Intangible Assets

We regularly evaluate all potential indicators of impairment of goodwill and intangible assets, but at a minimum, test goodwill and intangible assets for impairment on an annual basis. Our judgments regarding the existence of impairment indicators are based on market conditions and operational performance. Future events could cause us to conclude that impairment indicators exist and that goodwill and other intangible assets associated with our acquired businesses are impaired.

The remaining amount of goodwill as of December 31, 2006 is $8.6 million. We continue to assess whether any potential indicators of impairment of goodwill have occurred and have determined that no such indicators have arisen since June 30, 2006, the date of our annual goodwill impairment test. Any further impairment loss could have a material adverse impact on our financial condition and results of operations.

Income Taxes

We estimate our income taxes in each of the jurisdictions in which we operate as part of the process of preparing our consolidated financial statements. This process involves us estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as net operating loss carryforwards, and stock-based compensation, for tax and accounting purposes. These differences result in deferred tax assets and liabilities. We then assess the likelihood that our net deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not more likely than not, we establish a valuation allowance. We concluded that a full valuation allowance was required for all periods presented. While we have considered future taxable income in assessing the need for the valuation allowance, in the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax asset would be made, increasing our income in the period in which such determination was made.

Pursuant to the Internal Revenue Code, the amounts of and benefits from net operating loss carryforwards may be impaired or limited in certain circumstances. Events which cause limitations in the amount of net operating losses that we may utilize include, but are not limited to, a cumulative change of more than 50% ownership of the company, as defined, over a three year period. The portion of the net operating loss and tax credit carryforwards subject to potential expiration has not been included in deferred tax assets.

Contingencies and Litigation

We are subject to lawsuits and other claims and proceedings. We assess the likelihood of any adverse judgments or outcomes to these matters as well as ranges of probable losses. A determination of the amount of loss contingency required, if any, for these matters are made after careful analysis of each individual matter. The required loss contingencies may change in the future as the facts and circumstances of each matter changes.

Stock Based Compensation

On January 1, 2006, we adopted Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"), which requires the measurement and recognition of compensation expense for all stock-based awards made to employees and directors including employee stock options and employee stock purchases under the Employee Stock Purchase Plan based on estimated fair values. SFAS 123(R) supersedes our previous accounting under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") for periods beginning in fiscal year 2006. In March 2005, the SEC issued Staff Accounting Bulletin No. 107, "Share-Based Payment" ("SAB No. 107"), providing supplemental implementation guidance for SFAS 123(R). We have applied the provisions of SAB 107 in our adoption of SFAS 123(R).

SFAS 123(R) requires companies to estimate the fair value of employee stock-based awards on the date of grant using an option pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in our consolidated statements of operations. We adopted SFAS 123(R) using the modified prospective transition method which requires the application of the accounting standard starting from January 1, 2006, the first day of our fiscal year 2006. Our consolidated financial statements as of and for the year ended December 31, 2006 reflect the impact of SFAS 123(R). Employee stock-based compensation expense for the year ended December 31, 2006 was $2.8 million which consisted of stock-based compensation expense related to employee stock options recognized under SFAS 123(R).

Prior to the adoption of SFAS 123(R), we accounted for stock-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). Under the intrinsic value method, no stock-based compensation expense for employee stock options had been recognized in our consolidated statements of operations, because the exercise price of our stock options granted to employees and directors equaled the quoted market price of the underlying stock at the date of grant. In accordance with the modified prospective transition method we used in adopting SFAS 123(R), our results of operations prior to fiscal year 2006 have not been restated to reflect, and do not include, the possible impact of SFAS 123(R).

Stock-based compensation expense recognized during a period is based on the value of the portion of stock-based awards that is ultimately expected to vest during the period. Stock-based compensation expense recognized in the year ended December 31, 2006 included compensation expense for stock-based awards granted prior to, but not yet vested as of, December 31, 2005, based on the fair value on the grant date estimated in accordance with the pro forma provisions of SFAS 123. As new grants occur, our stock-based compensation expense will also include compensation expense for the share-based payment awards granted subsequent to December 31, 2005 based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). As stock-based compensation expense recognized in our results for 2006 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Prior to fiscal year 2006, we accounted for forfeitures as they occurred for the purposes of pro forma information under SFAS 123, as disclosed in our notes to consolidated financial statements for the related periods.

Upon adoption of SFAS 123(R), we selected the Black-Scholes option pricing model as the most appropriate method for determining the estimated fair value for stock-based awards. The Black-Scholes model requires the use of highly subjective and complex assumptions which determine the fair value of stock-based awards, including the option's expected term and the price volatility of the underlying stock.

For stock options granted to non-employees the Company recognizes compensation expense in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force Issue No. 96-18, "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services", which require such equity instruments to be recorded at their fair value on the measurement date. The measurement of stock-based compensation is subject to periodic adjustment as the underlying equity instruments vest. The Company amortizes compensation expense related to non-employee stock options in accordance with Financial Accounting Standards Board ("FASB") Interpretation No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans" ("FIN 28"). The Company extended the vesting period of approximately 1,000,000 stock options held by four terminated employees who had agreements to provide consulting services. In October 2006, the Company extended the exercise period of approximately 211,000 vested stock options of a former employee as the result of a termination agreement. During the year ended December 31, 2006, the Company granted a total of 57,500 stock options to four non-employees who had agreements to provide consulting services. As a result of these stock option modifications to former employees and the stock option grants to consultants, the Company recorded non-employee stock-based compensation expense of $632,000 for the year ended December 31, 2006.

Also see *Stock-Based Compensation* in Note 1 of the Notes to the Consolidated Financial Statements:

Effect of Recent Accounting Pronouncements

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115" ("SFAS 159"). SFAS159 provides companies with an option to report selected financial assets and liabilities at fair value. The standard requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the company's choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which the company has chosen to use fair value on the face of the balance sheet. This Statement is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of Statement 157. The Company is currently evaluating whether the adoption of SFAS 159 will have a material effect on its financial position, results of operations or cash flows.

In December 2006, the FASB issued FSP Emerging Issues Task Force 00-19-2, "Accounting for Registration Payment Arrangements." This FSP specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with FASB Statement No. 5, "Accounting for Contingencies." The guidance is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the effects of implementing this new standard.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). The purpose of SAB 108 is to provide guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purposes of a materiality assessment. The guidance is effective for financial statements for fiscal years ending after November 15, 2006. SAB 108 was effective for the Company as of December 31, 2006. The adoption of SAB 108 did not have a material impact on the Company's financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 158, "Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No. 87, 88, 106 and 132R" ("SFAS 158"). SFAS 158 requires an entity to recognize in its statement of financial position an asset for a defined benefit postretirement plan's over funded status or a liability for a plan's under funded status. The requirement to recognize the funded status of a defined postretirement plan and the disclosure requirements are effective for fiscal years ending after December 31, 2006. The Company does not expect the adoption of SFAS 158 to have a material impact on its financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). The purpose of SFAS No. 157 is to define fair value, establish a framework for measuring fair value and enhance disclosures about fair value measurements. The measurement and disclosure requirements are effective for the Company beginning in the first quarter of fiscal 2008. The Company is currently evaluating the effects of implementing SFAS 157.

In June 2006, the FASB issued FASB Interpretation No. 48 "Accounting for Uncertain Tax Positions – An Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109 "Accounting for Income Taxes". It prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the effects of implementing FIN 48.

In March 2006, the FASB issued EITF 06-3, "How Sales Taxes Collected From Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement" ("EITF 06-3"), A tentative consensus was reached that a company should disclose its accounting policy (i.e., gross or net presentation) regarding presentation of taxes within the scope of EITF 06-3. If taxes are significant, a company should disclose the amount of such taxes for each period for which an income statement is presented. The guidance is effective for periods beginning after December 15, 2006. The Company presents sales net of sales taxes in its consolidated statements of operations and does not anticipate changing its policy as a result of EITF 06-3.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140" ("SFAS 156"), which is effective for fiscal years beginning after September 15, 2006. This statement was issued to simplify the accounting for servicing rights and to reduce the volatility that results from using different measurement attributes. The Company does not expect the adoption of SFAS 156 to have a material impact on its financial position, results of operations or cash flows.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments," ("SFAS 155") an amendment of FASB Statements No. 133 and 140. SFAS 155 will be effective for the Company beginning in the first quarter of 2007. SFAS 155 permits interests in hybrid financial instruments that contain an embedded derivative that would otherwise require bifurcation, to be accounted for as a single financial instrument at fair value, with changes in fair value recognized in earnings. This election is permitted on an instrument-by-instrument basis for all hybrid financial instruments held, obtained, or issued as of the adoption date. The Company does not expect the adoption of SFAS 155 to have a material impact on its financial position, results of operations or cash flows.

Results of Operations

The following table sets forth selected data for the periods presented. Percentages are expressed as a percentage of total revenues.

	Years Ended December 31,		
	2006	2005	2004
Revenues:			
License fees	35%	19%	29%
Services	65	81	71
Total revenues	100	100	100
Costs and Expenses:			
Cost of license fees	5	7	5
Cost of services (1)	19	20	20
Amortization of acquired intangible assets	0	0	0
Sales and marketing (1)	36	41	53
Research and development (1)	20	31	40
General and administrative (1)	19	26	17
Impairment of internal-use software	0	15	2
Restructuring costs, net of recoveries	1	1	7
Total costs and expenses	101%	141%	144%

(1) Includes employee stock-based compensation expense, which was allocated as follows:

	2006	2005	2004
Cost of services	0%	0%	1%
Sales and marketing	1	0	2
Research and development	1	0	0
General and administrative	3	0	0
Total	5%	0%	3%

Comparison of the Years Ended December 31, 2006 and 2005

Revenues

Total revenues increased by 25% to $54.0 million for the year ended December 31, 2006 from $43.1 million for the year ended December 31, 2005, primarily as a result of higher license revenues in 2006 than in 2005.

License revenues include licensing fees only, and exclude associated support and consulting revenue. The majority of our licenses to customers are perpetual and associated revenues are recognized upon delivery provided that all revenue recognition criteria are met as discussed in "Revenue Recognition" under "Critical Accounting Policies" above. License revenues increased by 136% to $19.1 million for 2006 from $8.1 million for 2005. This increase in license revenue was based, in part, on increased demand for our products, increased average transaction value and a significant add-on sale to an existing customer during the second quarter of 2006. While we are focused on increasing license revenue, we are unable to predict such revenue from period to period with any degree of accuracy because, among other things, the market for our products is unpredictable and intensely competitive, and our sales cycle is long and unpredictable.

Our service revenues consist of support revenues and professional services fees. Support revenues relate to providing customer support, product maintenance and updates to our customers. Professional services revenues relate to providing consulting, training and implementation services to our customers including OnDemand, software as a service option. Service revenues remained flat at $34.9 million for the year ended December 31, 2006 compared to $35.0 million for 2005. Support revenues are the largest component of service revenues, and in 2006, support revenues decreased because support revenues from new maintenance contracts associated with new license transactions did not offset support renewal cancellations. The other part of service revenues are professional services fees that increased in 2006 from 2005 mainly due to an increase in OnDemand revenues. We expect that service revenues in 2007 will be fairly consistent with those from 2006 in absolute dollars.

Revenues from international sales were $17.1 million, or 32% of total revenues, in the year ended December 31, 2006 and $13.1 million, or 30% of total revenues, in the year ended December 31, 2005. Our international revenues were derived from sales in Europe and Asia Pacific.

Costs and Expenses

Total cost of revenues increased by 10% to $13.0 million for the year ended December 31, 2006 from $11.9 million for the year ended December 31, 2005.

License Fees. Cost of license fees consists of third party software royalties, costs of product packaging, documentation, and production and delivery costs for shipments to customers. Cost of license fees as a percentage of license revenue was 13% in 2006 compared to 37% in 2005. The decrease was partially due to a reduction in royalty costs associated with a relatively lower proportion of non-revenue-related shipments, such as upgrades and updates, as we had a lower proportion of such shipments during 2006. In addition, we reduced our royalty costs by replacing certain third-party technology with a lower cost alternative. Therefore, even though license revenue increased by 136% from 2005 to 2006 there was no significant increase in cost of license from 2005 to 2006. We expect that our cost of license fees as a percentage of sales will vary based on changes in the mix of products we sell and the timing of upgrades. We are not able to predict when customers will choose to upgrade their software which will then cause us to incur this royalty cost. We are continuing to look at alternatives for some original equipment manufacturer ("OEM") products embedded in KANA products.

Services. Cost of services consists primarily of salaries and related expenses for our customer support, consulting, and training services organization, and allocation of facility costs and system costs incurred in providing customer support. Cost of services increased to 30% of service revenues, or $10.4 million, for 2006 compared to 25% of service revenues, or $8.7 million, for 2005. Both totals include employee stock-based compensation of $211,000 and $2,000 for 2006 and 2005, respectively. The decrease in service margins in 2006 compared to 2005 was due to an increase in our strategy and professional service staffing levels throughout 2006 partially offset by the effect of a one-time $1.6 million services revenue recognized in 2005. As of December 31, 2006, we had 48 employees in support and consulting compared to 25 employees as of December 31, 2005, a 92% increase. Six additional people were added during the fourth quarter of 2006 and the increase in personnel reflected our replacement of certain consultants with employees as we transitioned to an internal support model during 2006.

Cost of services may increase or decrease depending on the demand for these services. The expenses may also be affected by the amount, type and valuation of stock options granted as well as the amount of stock options cancelled due to employees and consultants leaving the Company.

Amortization of Acquired Intangible Assets. The amortization of acquired intangible assets recorded in 2006 and 2005 related to $400,000 of intangible assets recorded in connection with the acquisition of Hipbone, Inc. in February 2004. Amortization totaled $133,000 and $133,000 for the years ended December 31, 2006 and 2005, respectively.

Sales and Marketing. Sales and marketing expenses consist primarily of compensation and related costs for sales and marketing personnel and promotional expenditures, including public relations, advertising, trade shows, and marketing materials. Sales and marketing expenses increased by 11% to $19.6 million for the year ended December 31, 2006 from $17.7 million for the year ended December 31, 2005. This was primarily due to increased commissions as a result of increased license revenue and increased spending for advertising and public relations. Both totals include employee stock-based compensation of $752,000 and $9,000 for 2006 and 2005, respectively. As of December 31, 2006, we had 65 employees in sales and marketing compared to 41 employees as of December 31, 2005, an increase of 59%. Sixteen people were added during the fourth quarter of 2006 as we strategically added sales and marketing personnel to increase our revenues.

Sales and marketing expenses may increase or decrease, depending primarily on the amount of future revenues and our assessment of market opportunities and sales channels. The expenses may also be impacted by the amount, type and valuation of stock options granted as well as the amount of stock options cancelled due to employees and consultants leaving the Company.

Research and Development. Research and development expenses consist primarily of compensation and related costs for research and development employees and contractors and enhancement of existing products and quality assurance activities. Research and development expenses decreased by 19% to $10.8 million for the year ended December 31, 2006 from $13.2 million for the year ended December 31, 2005. This decrease was attributable primarily to a reduction in outsourcing expenses as well as information technology and facilities allocated costs. Both totals include employee stock-based compensation of $356,000 and $2,000 for 2006 and 2005, respectively. As of December 31, 2006, we had 37 employees in research and development compared to 30 employees as of December 31, 2005, a 23% increase. Five people were added during the fourth quarter of 2006.

Research and development expenses including related headcount may increase or decrease, depending primarily on the amount of future revenues, customer needs, and our assessment of market demand. The expenses may also be impacted by the amount, type and valuation of stock options granted as well as the amount of stock options cancelled due to employees and consultants leaving the Company.

General and Administrative. General and administrative expenses consist primarily of compensation and related costs for finance, legal, human resources, corporate governance, and bad debt expense. Information technology and facilities costs are allocated among all operating departments. General and administrative expenses decreased by 11% to $10.2 million for the year ended December 31, 2006 from $11.4 million for the year ended December 31, 2005. Both totals include employee stock-based compensation of $1.5 million and $25,000 for periods ended December 31, 2006 and 2005, respectively. The decrease in expenses during the year ended December 31, 2006 was primarily due to the reversal of the accrual of Texas state tax expense, lower auditing and legal fees, and a decrease in the use of outside consultants partially offset by an increase in employee stock-based compensation and a legal settlement charge. As of December 31, 2006, we had 31 employees in general and administrative and information technology combined compared to 29 employees as of December 31, 2005, a 7% increase.

General and administrative expenses may increase or decrease, depending primarily on the amount of future revenues and corporate infrastructure requirements including insurance, professional services, taxes, bad debt expense, and other administrative costs. The expenses may also be impacted by the amount, type and valuation of stock options granted as well as the amount of stock options cancelled due to employees and consultants leaving the Company.

Impairment of Internal Use Software. In the quarter ended March 31, 2005, the Company reviewed all continuing operating expenses across the entire Company, including our technology requirements. One result of this review was a decision to discontinue the use of certain internal use software. The total non-cash impairment charge related to this software was $6.3 million in the first quarter of 2005.

Restructuring Costs. In December 2006, the Company determined that it may not be able to sublease a leased facility in Princeton, New Jersey, and changed its assumption of subleasing this excess space. During the year ended December 31, 2006, the Company recorded $739,000 of restructuring costs mainly related to this change in estimate of sublease payment that is not subject to any contractual arrangement. In 2006, there was also a restructuring recovery of $36,000 due to the change in estimates of termination of certain employees.

In the second quarter of 2005, the assumptions as to when certain U.S. facilities would be subleased were revised, which increased the reserve by $1.0 million. This increase was offset by an additional $1.6 million in sublease income from the actual sublet of the Marlow U.K. facility.

In the third quarter of 2005, the Company made adjustments to the restructuring accrual of $189,000 to correct for certain calculation errors made in the fourth quarter of 2004. The Company believes that these errors are not material to the Company's consolidated financial statements for 2005 or 2004.

In the fourth quarter of 2005, the Company recorded a restructuring charge of $271,000 for the termination of certain employees net of adjustments to restructured facilities.

The following table summarizes our restructuring activity for the years ended December 31, 2006 and 2005 (in thousands):

	Severance	Facilities	Total
Restructuring reserve at 12/31/2004	$ —	$10,794	$10,794
Restructuring charge	282	186	468
Payments made	—	(4,204)	(4,204)
Sublease payments received	—	494	494
Restructuring reserve at 12/31/2005	282	7,270	7,552
Restructuring charge (recoveries)	(36)	739	703
Payments made	(246)	(3,557)	(3,803)
Sublease payments received	—	1,650	1,650
Restructuring reserve at 12/31/2006	$ —	$ 6,102	$ 6,102

The remainder of the restructuring payments will be paid relatively evenly from 2007 through 2011.

Goodwill Impairment. During June 2006, we performed our annual test for goodwill impairment as required by SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). Based on our evaluation, we concluded that goodwill was not impaired as the fair value of the Company exceeded its carrying value, including goodwill. There have been no events or circumstances from June 30, 2006 to December 31, 2006 that have affected our June 30, 2006 conclusion regarding the recoverability of goodwill. The remaining amount of goodwill at December 31, 2006 is $8.6 million. Any further impairment loss could have a material adverse impact on our financial condition and results of operations.

Interest and Other Income (Expense), net

Interest and other income (expense), net consists primarily of interest income, interest expense and changes in fair value of warrant liabilities. Interest income consists primarily of interest earned on cash and cash equivalents and was approximately $172,000 and $265,000 for the years ended December 31, 2006 and 2005, respectively. The decrease in interest income related to lower cash and cash equivalents balances in 2006 than in 2005. Interest expense relates primarily to our line of credit and was approximately $207,000 and $513,000 for the years ended December 31, 2006 and 2005, respectively. The decrease in interest expense related to lower borrowings against the line of credit in 2006 than in 2005. Interest and other income (expense), net also consists of an increase in the fair value of warrant liabilities of approximately $774,000 for the year ended December 2006 and a decrease in the fair value of warrant liabilities of approximately $331,000 for the years ended December 31, 2005.

Registration Rights Penalty

In May 2006, the Company amended the Registration Agreement related to the June and September 2005 private placements (collectively referred to as "Private Placements") to extend the registration deadline of the shares of common stock and underlying shares of common stock of the warrants issued to certain investors (the "Investors") to September 30, 2006 from January 27, 2006, in exchange for the issuance of 593,854 shares of common stock to the Investors. The shares were valued at approximately $1.0 million based on the fair market value of the Company's stock on the date of the amendment less a 10% discount to reflect that unregistered stock was issued. $337,000 and $695,000 were recorded as non-operating expenses during the first and second quarter of 2006 respectively. The September 30, 2006 registration deadline was not met and an additional 59,383 shares of common stock was issued to the Investors. The shares were valued at approximately $166,000 based on the fair market value of the Company's common stock on September 30, 2006 less a 10% discount to reflect that unregistered stock was issued. This amount was recorded as a non-operating expense during the third quarter of 2006. On November 9, 2006, the Company completed the registration of the shares of common stock, and shares of common stock underlying the warrants, issued to the Investors.

Income Tax Expense

We have incurred net operating losses on a consolidated basis for all years from inception through December 31, 2006. Accordingly, we have recorded a valuation allowance for the full amount of our gross deferred tax assets, as the future realization of the tax benefit is not currently more likely than not. In 2006 and 2005, certain of our foreign subsidiaries were profitable, based upon application of our intercompany transfer pricing agreements, which resulted in us reporting income tax expense totaling approximately $219,000 and $196,000 for the years ended December 31, 2006 and 2005, respectively, in those foreign jurisdictions.

As of December 31, 2006 the Company had operating loss carryforwards for federal and state income tax purposes of approximately $443.0 million and $333.6 million, respectively. The federal and state net operating loss carryforwards, if not offset against future taxable income, will expire by 2025. The Company also had foreign net operating loss carryforwards of approximately $7.9 million. The foreign losses expire at various dates and some can be carried forward indefinitely. Pursuant to the Internal Revenue Code, the amounts of and benefits from net operating loss carryforwards may be impaired or limited in certain circumstances. Events which cause limitations in the amount of net operating losses that the Company may utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50%, as defined, over a three year period. As such, the portion of the net operating loss and tax credit carryforwards subject to potential expiration has not been included in deferred tax assets. In addition, it is possible additional limitations may exist.

Comparison of the Years Ended December 31, 2005 and 2004

Revenues

Total revenues decreased by 12% to $43.1 million for the year ended December 31, 2005 from $48.9 million for the year ended December 31, 2004, primarily as a result of fewer license transactions in 2005 than in 2004. We believe the decrease in 2005 was due to many factors including competitive pressures, greater-than-anticipated delays in completing expected license transactions through systems integrators, and a slow recovery in the information technology spending environment.

License revenues include licensing fees only, and exclude associated support and consulting revenue. The majority of our licenses to customers are perpetual and associated revenues are recognized upon shipment provided that all revenue recognition criteria are met as discussed in "Revenue Recognition" under "Critical Accounting Policies" above. License revenues decreased by 43% to $8.1 million for 2005 from $14.2 million for 2004. This decrease in license revenue was primarily due to a decrease in the average selling price of license transactions due to competitive pricing pressures, as well as a decrease in the number of license transactions closed during the year. We expect our average selling price to continue to fluctuate in future quarters given the relatively low number of new transactions that comprise the majority of our license revenue recognized per quarter. The market for our products is unpredictable and intensely competitive, and the economic environment over the last few years has had an effect on corporate purchasing, which has adversely affected sales of our products.

Our service revenues consist of support revenues and professional services fees. Support revenues relate to providing customer support, product maintenance and updates to our customers (including when-and-if-available upgrades). Professional services revenues relate to providing consulting, training and, to a lesser extent, implementation services to our customers. Service revenues remained flat at $35.0 million for the year ended December 31, 2005 compared to $34.7 million for 2004. The consistency in service revenue amount was in line with expectations since the relatively small percentage of support renewal cancellations is typically more than offset by new maintenance contracts associated with new license transactions. Support revenues are the largest component of service revenues, and in 2005, were relatively consistent with our 2004 support revenues. The drop in sales of new licenses in 2005 affected service revenues less than license revenues because the majority of our support revenues relate to ongoing maintenance contracts with existing customers.

Revenues from international sales were $13.1 million, or 30% of total revenues, in the year ended December 31, 2005 and $17.2 million, or 35% of total revenues, in the year ended December 31, 2004. Our international revenues were derived from sales in Europe and Asia Pacific.

Costs and Expenses

Total cost of revenues decreased by 4% to $11.9 million for the year ended December 31, 2005 from $12.4 million for the year ended December 31, 2004.

License Fees. Cost of license fees consists of third party software royalties, costs of product packaging, documentation, and production and delivery costs for shipments to customers. Cost of license fees as a percentage of license revenue for 2005 was 37% compared to 17% in 2004. The increase was due to royalty costs associated with a relatively higher proportion of non-revenue-related shipments, such as upgrades and updates during 2005, as well as a decrease in license fees.

Services. Cost of services consists primarily of salaries and related expenses for our customer support, consulting, and training services organization, and allocation of facility costs and system costs incurred in providing customer support. Cost of services decreased to 25% of service revenues, or $8.7 million, for 2005 compared to 28% of service revenues, or $9.8 million, for 2004. Both totals include amortization of stock-based compensation of $2,000 and $346,000 for periods ended December 31, 2005 and 2004, respectively. The consistency in service margins in 2005 compared to 2004 was due to consistency in our strategy and professional service staffing levels throughout 2005 and 2004.

Amortization of Acquired Intangible Assets. The amortization of acquired intangible assets recorded in 2005 and 2004 related to $400,000 of intangible assets recorded in connection with the acquisition of Hipbone, Inc. in February 2004. Amortization totaled $133,000 and $119,000 for the years ended December 31, 2005 and 2004, respectively.

Sales and Marketing. Sales and marketing expenses consist primarily of compensation and related costs for sales and marketing personnel and promotional expenditures, including public relations, advertising, trade shows and marketing materials. Sales and marketing expenses decreased by 31% to $17.7 million for the year ended December 31, 2005 from $25.7 million for the year ended December 31, 2004. Both totals include amortization of stock-based compensation of $9,000 and $646,000 for periods ended December 31, 2005 and 2004, respectively. This decrease was partly attributable to reductions in sales and marketing personnel during 2005, from 70 positions at December 31, 2004 to 41 positions at December 31, 2005 and a reduction in information technology support.

Research and Development. Research and development expenses consist primarily of compensation and related costs for research and development employees and contractors and enhancement of existing products and quality assurance activities. Research and development expenses decreased by 32% to $13.2 million for the year ended December 31, 2005 from $19.6 million for the year ended December 31, 2004. Both totals include amortization of stock-based compensation of $2,000 and $82,000 for periods ended December 31, 2005 and 2004, respectively. This decrease was partly attributable to a reduction in research and development personnel during 2005 by 12%, from 34 employees at December 31, 2004 to 30 employees at December 31, 2005 and a reduction in information technology support. The decrease can also be attributed to lower outsourcing expenses paid to our development partners with staffing in India and China.

General and Administrative. General and administrative expenses consist primarily of compensation and related costs for finance, legal, human resources, corporate governance, and bad debt expense. Information technology and facilities costs are allocated among all operating departments. General and administrative expenses increased by 37% to $11.4 million for the year ended December 31, 2005 from $8.3 million for the year ended December 31, 2004. Both totals include amortization of stock-based compensation of $25,000 and $157,000 for periods ended December 31, 2005 and 2004, respectively. This increase was primarily attributable to an increase in professional services and other general and administrative expenses for the year ended December 31, 2005, partially offset by a reduction of general and administrative personnel during 2005 by 16%, from 25 employees at December 31, 2004 to 21 employees at December 31, 2005.

Impairment of Internal Use Software. In quarter ended December 31, 2004, the Company's IT department reviewed its operations and technology requirements, and decided to discontinue its use of certain internal use software. As a result, a material charge for impairment was required under SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* The capitalized cost of this internal-use software included capitalized fees paid to third parties to implement the software. The total non-cash impairment charge related to this software was $1.1 million in the fourth quarter of 2004.

In the quarter ended March 31, 2005, the Company reviewed all continuing operating expenses across the entire Company, including our technology requirements. One result of this review was a decision to discontinue the use of certain internal use software. The total non-cash impairment charge related to this software was $6.3 million in the first quarter of 2005.

Restructuring Costs. During the preparation of the Company's consolidated financial statements for the three months ended March 31, 2005, the Company discovered that errors had been made in the fourth quarter 2004 revaluation of the restructuring accrual calculation for unoccupied leased facilities. The Company increased the first quarter 2005 restructuring accrual by $938,000 to adjust for these errors. The Company believes that these errors are not material to the financial statements for 2004 or 2005.

In the second quarter of 2005, the assumptions as to when certain U.S. facilities would be subleased were revised, which increased the reserve by $1.0 million. This increase was offset by an additional $1.6 million in sublease income from the actual sublet of the Marlow U.K. facility.

In the third quarter of 2005, the Company made adjustments to the restructuring accrual of $189,000 to correct for certain calculation errors made in the fourth quarter of 2004. The Company believes that these errors are not material to the Company's financial statements for 2004 or 2005.

In the fourth quarter of 2005, the Company recorded a restructuring charge of $271,000 for the termination of certain employees net of adjustments to restructured facilities.

During the year ended December 31, 2004, the Company recorded $3.4 million in restructuring costs related to a change in evaluation of real estate market conditions in the United Kingdom, and changes in sublease estimates based on offers from potential subtenants in the United States.

The following table summarizes our restructuring activity for the years ended December 31, 2005 and 2004 (in thousands):

	Severance	Facilities	Total
Restructuring reserve at 12/31/2003	$ 184	$10,010	$10,194
Restructuring charge	—	3,400	3,400
Payments made	(184)	(2,757)	(2,941)
Sublease payments received	—	141	141
Restructuring reserve at 12/31/2004	—	10,794	10,794
Restructuring charge	282	186	468
Payments made	—	(4,204)	(4,204)
Sublease payments received	—	494	494
Restructuring reserve at 12/31/2005	$ 282	$ 7,270	$ 7,552

The remainder of the restructuring payments will be paid relatively evenly from 2006 through 2011.

Goodwill Impairment. During June 2005, we performed our annual test for goodwill impairment as required by SFAS No. 142. Based on our evaluation, we concluded that goodwill was not impaired as the fair value of the Company exceeded its carrying value, including goodwill. There had been no events or circumstances from June 30, 2005 to December 31, 2005 that affected our June 30, 2005 conclusion regarding the recoverability of goodwill. The remaining amount of goodwill at December 31, 2005 was $8.6 million. Any further impairment loss could have a material adverse impact on our financial condition and results of operations.

Interest and Other Income (Expense), net

Interest and other income (expense), net consists primarily of interest income, interest expense and changes in fair value of warrant liabilities. Interest income consists primarily of interest earned on cash and cash equivalents and marketable securities and was approximately $265,000 and $294,000 for the years ended December 31, 2005 and 2004, respectively. The decrease in interest income related to lower cash and cash equivalents and marketable securities balances in 2005 than in 2004. Interest expense relates primarily to our line of credit and was approximately $513,000 and $180,000 for the years ended December 31, 2005 and 2004, respectively. Interest and other income (expense), net also consists of changes in the fair value of warrant liabilities of approximately $331,000 and zero for the years ended December 31, 2005 and 2004, respectively.

Income Tax Expense

We have incurred net operating losses on a consolidated basis for all years from inception through December 31, 2005. Accordingly, we have recorded a valuation allowance for the full amount of our gross deferred tax assets, as the future realization of the tax benefit is not currently more likely than not. In 2005 and 2004, certain of our foreign subsidiaries were profitable, based upon application of our intercompany transfer pricing agreements, which resulted in us reporting income tax expense totaling approximately $196,000 and $314,000 for the years ended December 31, 2005 and 2004, respectively, in those foreign jurisdictions.

Quarterly Results of Operations

The following tables set forth a summary of our unaudited quarterly operating results for each of the eight quarters in the period ended December 31, 2006. The information has been derived from our unaudited condensed consolidated financial statements that, in management's opinion, have been prepared on a basis consistent with the audited consolidated financial statements contained elsewhere in this Annual Report and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this information when read in conjunction with our audited consolidated financial statements and notes thereto. The operating results for any quarter are not necessarily indicative of results to be expected for any future period.

	Quarter Ended							
	Mar. 31, 2005	June 30, 2005	Sept. 30, 2005	Dec. 31, 2005	Mar. 31, 2006 Restated (1)	June 30, 2006 Restated (1)	Sept. 30, 2006 Restated (1)	Dec. 31, 2006
	(in thousands)							
Consolidated Statements of Operations Data:								
Revenues:								
License fees	$ 1,541	$ 2,364	$ 1,600	$ 2,589	$ 2,861	$ 5,942	$ 4,345	$ 5,968
Services	8,530	8,318	9,353	8,833	8,572	8,633	8,811	8,898
Total revenues	10,071	10,682	10,953	11,422	11,433	14,575	13,156	14,866
Costs and Expenses:								
Cost of license fees	814	835	597	749	451	761	832	416
Cost of services (2)	2,621	1,754	2,219	2,152	2,287	2,426	2,515	3,211
Amortization of acquired intangible assets	33	33	34	33	33	33	34	33
Sales and marketing (2)	5,345	4,289	4,309	3,738	3,749	5,221	4,325	6,321
Research and development (2)	4,310	3,349	2,908	2,666	2,570	2,189	2,718	3,288
General and administrative (2)	3,380	2,759	2,247	3,018	2,289	2,383	2,587	2,926
Impairment of internal-use software	6,326	—	—	—	—	—	—	—
Restructuring costs	938	(552)	(189)	271	10	—	—	693
Total costs and expenses	23,767	12,467	12,125	12,627	11,389	13,013	13,011	16,888
Income (loss) from operations	(13,696)	(1,785)	(1,172)	(1,205)	44	1,562	145	(2,022)
Interest and other income (expense), net	(42)	(45)	(74)	249	(658)	(253)	85	88
Registration rights penalty	—	—	—	—	(337)	(695)	(166)	—
Income (loss) before income taxes	(13,738)	(1,830)	(1,246)	(956)	(951)	614	64	(1,934)
Income tax expense	(62)	(54)	(18)	(62)	(28)	(48)	(53)	(90)
Net income (loss)	$(13,800)	$(1,884)	$(1,264)	$(1,018)	$ (979)	$ 566	$ 11	$(2,024)
Basic net income (loss) per share	$ (0.47)	$ (0.06)	$ (0.04)	$ (0.03)	$ (0.03)	$ 0.02	$ 0.00	$ (0.06)
Shares used in computing basic net income (loss) per share	29,254	29,278	30,929	33,785	33,924	34,296	34,570	35,531
Diluted net income (loss) per share	$ (0.47)	$ (0.06)	$ (0.04)	$ (0.03)	$ (0.03)	$ 0.02	$ 0.00	$ (0.06)

	Quarter Ended							
	Mar. 31, 2005	June 30, 2005	Sept. 30, 2005	Dec. 31, 2005	Mar. 31, 2006 Restated (1)	June 30, 2006 Restated (1)	Sept. 30, 2006 Restated (1)	Dec. 31, 2006
	(in thousands)							
Shares used in computing diluted net income (loss) per share	29,254	29,278	30,929	33,785	33,924	34,754	35,647	35,531
As a Percentage of Total Revenues:								
Revenues:								
License fees	15%	22%	15%	23%	25%	41%	33%	40%
Services	85	78	85	77	75	59	67	60
Total revenues	100	100	100	100	100	100	100	100
Costs and Expenses:								
Cost of license fees	8	8	6	7	4	5	6	3
Cost of services	26	17	20	19	20	17	19	22
Amortization of acquired intangible assets	0	0	0	0	0	0	0	0
Sales and marketing	53	40	39	33	33	36	33	42
Research and development	43	31	27	23	23	15	21	22
General and administrative	34	26	21	26	20	16	20	20
Impairment of internal-use software	63	0	0	0	0	0	0	0
Restructuring costs	9	(5)	(2)	2	0	0	0	5
Total costs and expenses	236%	117%	111%	111%	100%	89%	99%	114%

(1) *Subsequent to the issuance of the Company's interim financial statements for the quarters ended March 31, 2006, June 30, 2006, and September 30, 2006, the Company determined that non-cash compensation expenses relating to certain options granted in 1999 were incorrectly recorded in each of the first three quarters of 2006. Additionally, certain other expense items were recorded in the improper quarter within 2006. As a result, the operating results for the quarters ended March 31, 2006, June 30, 2006, and September 30, 2006 have been restated. See Note 14 to the Consolidated Financial Statements in Item 8 for further detail.*

(2) *Includes employee stock-based compensation expense, which was allocated as follows:*

	Quarter Ended							
	Mar. 31, 2005	June 30, 2005	Sept. 30, 2005	Dec. 31, 2005	Mar. 31, 2006 Restated (1)	June 30, 2006 Restated (1)	Sept. 30, 2006 Restated (1)	Dec. 31, 2006
	(in thousands)							
Cost of services	$ 2	$—	$—	$—	$ 54	$ 37	$ 62	$ 58
Sales and marketing	5	3	—	—	190	123	222	217
Research and development	2	1	—	—	92	58	102	104
General and administrative	18	5	2	—	44	41	1,099	292
Total	$27	$ 9	$ 2	$—	$380	$259	$1,485	$671

(1) *Subsequent to the issuance of the Company's interim financial statements for the quarters ended March 31, 2006, June 30, 2006, and September 30, 2006, the Company determined that non-cash compensation expenses relating to certain options granted in 1999 were incorrectly recorded in each of the first three quarters of 2006. Additionally, certain other expense items were recorded in the improper quarter within 2006. As a result, the operating results for the quarters ended March 31, 2006, June 30, 2006, and September 30, 2006 have been restated. See Note 14 to the Consolidated Financial Statements in Item 8 for further detail.*

The amount and timing of our operating expenses generally will vary from quarter to quarter depending on our level of actual and anticipated business activities. Our revenues and operating results are difficult to forecast and will fluctuate, and we believe that period-to-period comparisons of our operating results will not necessarily be meaningful. As a result, you should not rely upon them as an indication of future performance.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2006, we had $5.7 million in cash and cash equivalents, compared to $6.2 million as of December 31, 2005. As of December 31, 2006, we had negative working capital of $11.0 million. $15.8 million of our current liabilities consists of current deferred revenue (primarily reflecting payments for future support services under our software licenses).

History and recent trends. We have had negative cash flow from operating activities in each year since inception. To date, we have funded our operations primarily through issuances of common stock and, to a lesser extent, cash acquired in acquisitions. The rate of cash we have used in operations was $13.1 million in 2004, $16.3 million in 2005, and $1.7 million in 2006. In 2003, 2004 and 2005, we implemented successive net workforce reductions of approximately 154, 30 and 56 employees, respectively. During 2006, we had a net increase of 56 employees. Staffing is expected to change from time to time based upon a number of factors, including anticipated demand for our products and the balancing of roles between employees and outsourced staffing. During the year ended December 31, 2006 we had a negative cash flow from operations of $1.7 million, which reflects, among other things, the benefit of our continuing emphasis on cost management partially offset by continued cash outflow for rent on excess facilities. Our cash collections during any quarter are driven primarily by the amount of sales booked in the previous quarter, and we cannot be certain that we will meet our revenue expectations in any given period.

Primary driver of cash flow. Our ability to generate cash in the future depends upon our success in generating sufficient sales transactions, especially new license transactions. We expect our support renewals in 2006 to continue to be relatively flat from 2005. Since our new license transactions are relatively small in number and are difficult to predict, we may not be able to generate new license transactions as anticipated in any particular future period. From time to time, changes in assets and liabilities, such as changes in levels of accounts receivable and accounts payable may also affect our cash flows.

Operating cash flow. We had negative cash flow from operating activities of $1.7 million for the year ended December 31, 2006, which included a $2.4 million net loss, a $2.4 million increase in accounts receivable, a $4.0 million decrease in accounts payable and accrued liabilities, a $2.5 million decrease in accrued restructuring, partially offset by non-cash charges of $3.4 million for stock compensation expense, a $774,000 change in the fair value of warrant liability, a $1.2 million charge for a registration rights penalty, $1.5 million of depreciation, a $1.1 million decrease in prepaid expenses and other current assets and a $722,000 increase in deferred revenue. Our operating activities used $16.3 million and $13.1 million of cash and cash equivalents for the years ended December 31, 2005 and 2004, respectively. These expenditures were primarily attributable to net losses experienced during these periods, offset in part by non-cash charges related to impairment of internal-use software in 2005 and by non-cash charges related to stock-based compensation and restructuring costs in 2004.

Investing cash flow. Our investing activities used $860,000 of cash for the year ended December 31, 2006, which consisted of the purchase of property and equipment. Our investing activities provided $5.0 million of cash for the year ended December 31, 2005, and consisted primarily of net transfers of short-term investments to cash totaling $6.4 million, partially offset by purchases of property and equipment of $465,000 and an increase in restricted cash of $932,000. Our investing activities provided $9.4 million of cash for the year ended December 31, 2004, and consisted primarily of net transfers of short-term investments to cash totaling $10.4 million, partially offset by purchases of property and equipment of $895,000 and cash paid for acquisitions of $421,000.

Financing cash flow. Our financing activities provided $2.0 million of cash for the year ended December 31, 2006, and consisted primarily of $2.9 million in proceeds from issuances of common stock, a decrease in restricted cash of $5.9 million and borrowings of $819,000 on a note payable offset in part by the repayment of borrowings under our bank line of credit of $7.4 million and the repayments of $250,000 on a notes payable.

In June 2005, the Company completed a private placement of unregistered securities for the issuance of 1,631,541 shares of our common stock and warrants to purchase 815,769 shares of common stock for gross proceeds of $2.4 million. In September 2005, the Company completed a private placement of unregistered securities for the issuance of 2,626,912 shares of common stock and warrants to purchase 945,687 shares of common stock for gross proceeds of $4.0 million. Financing activities provided $4.4 million in cash for the year ended December 31, 2005, due to the net proceeds from these issuances of common stock and warrants, as well as net proceeds from loan activities of $4.0 million partially offset by the increase in restricted cash of $5.9 million required by our loan agreement. Our financing activities provided $824,000 in cash for the year ended December 31, 2004, due to net proceeds from issuances of common stock.

Contractual obligations. On November 30, 2005, the Company established a new banking relationship with Bridge Bank N.A. ("Bridge"). In addition, on November 30, 2005, the Company entered into a Business Financing Agreement and Intellectual Property Security Agreement with Bridge under which the Company had access to a Loan Facility of $7.0 million ("Loan"). We have since amended our agreement most recently on February 27, 2007, increasing the facility to $10.0 million. This Loan is made up of two parts: (i) a Formula Revolving Line of Credit of up to $5.0 million and (ii) a Non-Formula Revolving Line of Credit of up to $6.0 million, of which $2.0 million is available for stand-by letters of credits, settlement limits on foreign exchange contracts (FX) or cash management products. The combined total borrowing under the two parts cannot exceed $10.0 million. Interest for the Formula Revolving Line of Credit accrues at Bridge's Prime Lending Rate plus 2% while interest for the Non-Formula Revolving Line of Credit accrues at Bridge's Prime Lending Rate plus 0.50%. As of December 31, 2006, the Company had no borrowings drawn against the Loan. See Note 15 to our consolidated financial statements for additional information regarding our Loan Facility.

Our future payments due under debt and lease obligations and other contractual commitments as of December 31, 2006 are as follows (in thousands):

	Payments Due By Period				
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Contractual obligations:					
Note payable	$ 569	$ 327	$ 242	$ —	$—
Non-cancelable operating lease obligation (1)	13,983	4,687	7,047	2,249	—
Less: Sublease income (2)	(5,250)	(1,756)	(2,520)	(974)	—
Other contractual obligations (3)	4,637	3,580	657	400	—
Total	$13,939	$ 6,838	$ 5,426	$1,675	$—

(1) Includes leases for properties included in the restructuring liability.

(2) Includes only subleases that are under contract as of December 31, 2006, and excludes future estimated sublease income for agreements not yet signed.

(3) Represents payments on a legal settlement, minimum payments to vendors for future royalty fees, marketing services, training services, consulting services, engineering services, and sales events, severance payment to a terminated employee and minimum payments to an outsourcing company.

Off-Balance-Sheet Arrangements. As of December 31, 2006, we did not have any significant off-balance-sheet arrangements, as defined in item 303(a) (4) (ii) of SEC Regulation S-K.

Employee Equity Incentive Plans. See Note 1 and Note 7 to the Consolidated Financial Statements in Item 8 for employee equity incentive plans and stock-based compensation for the years ended December 31, 2006, 2005 and 2004. Information regarding equity incentive plans should be read in conjunction with the information appearing under the heading "Compensation Discussion and Analysis" appearing in the definitive Proxy Statement to be delivered to stockholders in connection with the 2007 Annual Meeting of Stockholders. This information is incorporated herein by reference.

Outlook. Based on our current 2007 revenue expectations, we expect our cash and cash equivalents will be sufficient to meet our working capital and capital expenditure needs through December 31, 2007. If we do not experience anticipated demand for our products, we will need to further reduce costs, or issue equity securities or borrow money to meet our cash requirements. If we raise additional funds through the issuance of equity or convertible securities, the percentage ownership of our stockholders would be reduced and the securities we issue might have rights, preferences and privileges senior to those of our current stockholders. In addition, rising interest rates may impede the Company's ability to borrow additional funds as well as maintain its current debt arrangements. If adequate funds were not available on acceptable terms, our ability to achieve or sustain positive cash flows, maintain current operations, fund any potential expansion, take advantage of unanticipated opportunities, develop or enhance products or services, or otherwise respond to competitive pressures would be significantly limited. Our expectations as to our future cash flows and our future cash balances are subject to a number of assumptions, including assumptions regarding anticipated increases in our revenue, improvements in general economic conditions and customer purchasing and payment patterns, many of which are beyond our control.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

We develop products in the United States and sell these products in North America, Europe, Asia, and Australia. In the year ended December 31, 2006 and 2005, revenues from customers outside of the United States approximated 32% and 30%, respectively, of total revenues. Generally, our sales are made in the local currency of our customers. As a result, our financial results and cash flows could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. We rarely use derivative instruments to hedge against foreign exchange risk. As such, we are exposed to market risk from fluctuations in foreign currency exchange rates, principally from the exchange rate between the US dollar and the Euro and the British pound. We manage exposure to variability in foreign currency exchange rates primarily due to the fact that liabilities and assets, as well as revenues and expenses, are denominated in the local currency. However, different durations in our funding obligations and assets may expose us to the risk of foreign exchange rate fluctuations. We have not entered into any derivative instrument transactions to manage this risk. Based on our overall foreign currency rate exposure at December 31, 2006, we do not believe that a hypothetical 10% change in foreign currency rates would materially adversely affect our financial position or results of operations. We do not consider our cash equivalents to be subject to interest rate risk due to their short maturities.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

KANA Software, Inc.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Kana Software, Inc.:

We have audited the accompanying consolidated balance sheets of Kana Software, Inc. and its subsidiaries (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the two years in the period ended December 31, 2006. Our audits also include the related financial statement schedule listed in Item 15(a)(2). These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kana Software, Inc. and its subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule as of and for the years ended December 31, 2006 and 2005, when considered in relation to the consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, on January 1, 2006 the Company changed its method of accounting for stock-based compensation as a result of adopting Statement of Financial Accounting Standards No. 123 (revised 2004), "Share Based Payment" applying the modified prospective method.

/s/ Burr, Pilger & Mayer LLP

San Jose, California
March 30, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Kana Software, Inc. and subsidiaries:

We have audited the accompanying consolidated statements of operations and comprehensive loss, stockholders' equity, and cash flows of Kana Software, Inc. and Subsidiaries (the "Company") for the year ended December 31, 2004. Our audit also included the consolidated financial statement schedule for the year ended December 31, 2004 listed in Item 15(a)(2). These financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 2004 consolidated financial statements present fairly, in all material respects, the results of the Company's operations and its cash flows for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the 2004 consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Deloitte & Touche LLP

San Jose, California
August 26, 2005

KANA SOFTWARE, INC.

CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	December 31, 2006	December 31, 2005
ASSETS		
Current assets:		
Cash and cash equivalents	$ 5,719	$ 6,216
Restricted cash	74	5,900
Accounts receivable, net of allowance of $155 and $149 in 2006 and 2005, respectively	8,756	6,095
Prepaid expenses and other current assets	1,967	2,859
Total current assets	16,516	21,070
Restricted cash, long-term	990	1,063
Property and equipment, net	1,221	1,846
Goodwill	8,623	8,623
Acquired intangible assets, net	15	148
Other assets	2,970	2,956
Total assets	$ 30,335	$ 35,706
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current liabilities:		
Line of credit	$ —	$ 7,400
Note payable	327	—
Accounts payable	2,684	5,057
Accrued liabilities	6,880	8,706
Accrued restructuring	1,844	2,727
Deferred revenue	15,825	14,529
Warrant liability	—	1,090
Total current liabilities	27,560	39,509
Deferred revenue, long-term	410	506
Accrued restructuring, long-term	4,258	4,825
Other long-term liabilities	1,239	660
Total liabilities	33,467	45,500
Commitments and contingencies (Note 6)		
Stockholders' equity (deficit):		
Preferred stock, $0.001 par value; 5,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $0.001 par value; 250,000,000 shares authorized; 35,972,283 and 33,923,783 shares issued and outstanding	36	34
Additional paid-in capital	4,302,495	4,293,063
Accumulated other comprehensive income	171	517
Accumulated deficit	(4,305,834)	(4,303,408)
Total stockholders' equity (deficit)	(3,132)	(9,794)
Total liabilities and stockholders' equity (deficit)	$ 30,335	$ 35,706

See accompanying notes to the consolidated financial statements.

KANA SOFTWARE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Year Ended December 31,		
	2006	2005	2004
Revenues:			
License fees	$19,116	$ 8,094	$ 14,169
Services	34,914	35,034	34,731
Total revenues	54,030	43,128	48,900
Costs and Expenses:			
Cost of license fees	2,460	2,995	2,449
Cost of services (1)	10,439	8,746	9,834
Amortization of acquired intangible assets	133	133	119
Sales and marketing (1)	19,616	17,682	25,745
Research and development (1)	10,765	13,232	19,579
General and administrative (1)	10,185	11,404	8,294
Impairment of internal-use software	—	6,326	1,062
Restructuring costs, net of recoveries	703	468	3,400
Total costs and expenses	54,301	60,986	70,482
Loss from operations	(271)	(17,858)	(21,582)
Interest and other income (expense), net	(738)	88	128
Registration rights penalty	(1,198)	—	—
Loss before income tax expense	(2,207)	(17,770)	(21,454)
Income tax expense	(219)	(196)	(314)
Net loss	$(2,426)	$(17,966)	$(21,768)
Basic and diluted net loss per share	$ (0.07)	$ (0.58)	$ (0.75)
Shares used in computing basic and diluted net loss per share	34,584	30,814	28,950

(1) Includes employee stock-based compensation expense, which was allocated as follows:

	Year Ended December 31,		
	2006	2005	2004
Cost of services	$ 211	$ 2	$ 346
Sales and marketing	752	9	646
Research and development	356	2	82
General and administrative	1,476	25	157

See accompanying notes to the consolidated financial statements.

KANA SOFTWARE, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
(In thousands, except share data)

	Common Stock						
	Shares	Amount	Additional Paid-In Capital	Deferred Stock-Based Compensation	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders' Equity (Deficit)
Balances at December 31, 2003	28,436,283	$ 201	$4,286,508	($1,541)	$ 38	($ 4,263,674)	$ 21,532
Issuance of common stock upon exercise of stock options	132,635	—	276	—	—	—	276
Issuance of common stock for Employee Stock Purchase Plan	413,984	—	548	—	—	—	548
Reclassification	—	(172)	172	—	—	—	—
Amortization of deferred stock-based compensation	—	—	(254)	1,483	—	—	1,229
Acquisition of Hipbone	262,500	—	926	—	—	—	926
Comprehensive income (loss):							
Foreign currency translation adjustment	—	—	—	—	421	—	421
Net loss	—	—	—	—	—	(21,768)	(21,768)
Total comprehensive income (loss)	—	—	—	—	—	—	(21,347)
Balances at December 31, 2004	29,245,402	29	4,288,176	(58)	459	(4,285,442)	3,164
Issuance of common stock upon exercise of stock options	14,480	—	22	—	—	—	22
Adjustment	(19,910)	—	—	—	—	—	—
Amortization of deferred stock-based compensation	—	—	(20)	58	—	—	38
Issuance of common stock, net of fees	4,683,811	5	4,885	—	—	—	4,890
Comprehensive income (loss):							
Foreign currency translation adjustment	—	—	—	—	58		58
Net loss	—	—	—	—	—	(17,966)	(17,966)
Total comprehensive income (loss)	—	—	—	—	—	—	(17,908)
Balances at December 31, 2005	33,923,783	34	4,293,063	—	517	(4,303,408)	(9,794)
Issuance of common stock upon exercise of stock options	1,395,263	1	2,944	—	—	—	2,945
Registration rights penalty	653,237	1	1,197	—	—	—	1,198
Reclassification of warrant liability	—	—	1,864	—	—	—	1,864
Employee stock-based compensation	—	—	2,795	—	—	—	2,795
Non-employee stock-based compensation	—	—	632	—	—	—	632
Comprehensive income (loss):							
Foreign currency translation adjustment	—	—	—	—	(346)	—	(346)
Net loss	—	—	—	—	—	(2,426)	(2,426)
Total comprehensive income (loss)	—	—	—	—	—	—	(2,172)
Balances at December 31, 2006	35,972,283	$ 36	$4,302,495	$ —	$ 171	($ 4,305,834)	($ 3,132)

See accompanying notes to the consolidated financial statements.

KANA SOFTWARE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	For the Year Ended December 31,		
	2006	2005	2004
Cash flows from operating activities:			
Net loss	$(2,426)	$(17,966)	$(21,768)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	1,453	2,326	5,471
Loss on the disposal of property and equipment	46	69	44
Amortization of acquired intangible assets	133	133	119
Employee and non-employee stock-based compensation	3,427	38	1,231
Impairment of internal-use software	—	6,326	1,062
Provision for doubtful accounts	6	(437)	(601)
Restructuring costs	703	468	3,336
Registration rights penalty	1,198	—	—
Other non-cash charges	47	—	—
Change in fair value of warrant liability	774	(331)	—
Changes in operating assets and liabilities, net of effects of acquisitions:			
Accounts receivable	(2,350)	(1,521)	4,075
Prepaid expenses and other assets	1,134	547	(810)
Accounts payable and accrued liabilities	(4,036)	129	1,753
Accrued restructuring	(2,492)	(3,130)	(3,389)
Deferred revenue	722	(2,914)	(3,596)
Net cash used in operating activities	(1,661)	(16,263)	(13,073)
Cash flows from investing activities:			
Purchases of marketable securities	—	(10,351)	(12,515)
Maturities and sales of marketable securities	—	16,740	22,901
Purchases of property and equipment	(860)	(465)	(895)
Proceeds from the sale of property and equipment	—	—	22
Acquisition, net of cash acquired	—	—	(421)
Restricted cash	—	(932)	330
Net cash provided by (used in) investing activities	(860)	4,992	9,422
Cash flows from financing activities:			
Net borrowings (repayments) under line of credit	(7,400)	3,973	—
Borrowings on note payable	819	—	—
Repayments on note payable	(250)	—	—
Restricted cash	5,900	(5,900)	—
Net proceeds from issuances of common stock and warrants	2,945	6,333	824
Net cash provided by financing activities	2,014	4,406	824
Effect of exchange rate changes on cash and cash equivalents	10	(691)	317
Net decrease in cash and cash equivalents	(497)	(7,556)	(2,510)
Cash and cash equivalents at beginning of year	6,216	13,772	16,282
Cash and cash equivalents at end of year	$ 5,719	$ 6,216	$ 13,772
Supplemental disclosure of cash flow information:			
Cash paid during the year for interest	$ 376	$ 302	$ 69
Cash paid during the year for income taxes	$ 713	$ 431	$ 426
Noncash activities:			
Issuance of common stock in connection with the acquisition of Hipbone	$ —	$ —	$ 926
Reclassification of warrant liability	$ 1,864	$ —	$ —

See accompanying notes to the consolidated financial statements.

KANA SOFTWARE, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Kana Software, Inc. and Summary of Significant Accounting Policies

Nature of Operations

Kana Software, Inc. and its subsidiaries ("the Company" or "KANA") were incorporated in July 1996 in California and reincorporated in Delaware in September 1999. KANA develops, markets and supports customer communications software products. The Company sells its products primarily in the United States and Europe, and to a lesser extent, in Asia, through its direct sales force and third party integrators.

Reclassifications

Certain reclassifications have been made to the 2004 and 2005 consolidated financial statements to conform to the current year presentation, none of which had an effect on total assets, total stockholders' equity (deficit), or net loss.

The Company revised the presentation of the common stock and additional paid-in capital balances on the consolidated balance sheet as of December 31, 2004 and the consolidated statement of shareholders' equity (deficit) for the year ended December 31, 2004. At December 31, 2004, the Company had 29.2 million shares of common stock outstanding with $0.001 par value. Previously reported common stock as a component of stockholders' equity (deficit) was $201,000 at December 31, 2004. The Company reclassified $172,000 from common stock to additional paid-in capital to reflect the calculated par value of outstanding common stock of $29,000 as of December 31, 2004. This reclassification had no impact on total stockholders' equity (deficit), net loss, net loss per share, or cash flows.

Principles of Consolidation

The consolidated financial statements include the accounts of KANA and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. On an ongoing basis, the Company evaluates estimates, including those related to revenue recognition, stock- based compensation, provision for doubtful accounts, fair value of acquired intangible assets and goodwill, useful lives of property and equipment, income taxes, restructuring costs, and contingencies and litigation, among others. The Company bases estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ materially from those estimates under different assumptions or conditions.

Revenue Recognition

The Company recognizes revenues in accordance with the American Institute of Certified Public Accountants ("AICPA") Statement of Position ("SOP") 97-2, "Software Revenue Recognition" ("SOP 97-2"), as amended.

Revenue from software license agreements is recognized when the basic criteria of software revenue recognition have been met (i.e. persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable, and collection is probable). The Company uses the residual method described in AICPA SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions" ("SOP 98-9"), to recognize revenue when a license agreement includes one or more elements to be delivered at a future date and vendor-specific objective evidence of the fair value of all undelivered elements exists. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as license revenue. If evidence of the fair value of one or more undelivered elements does not exist, all revenue is deferred and recognized when delivery of those elements occurs or when fair value can be established.

For all sales the Company uses either a signed license agreement, a signed amendment to an existing license agreement, a signed order form, a binding purchase order where we either have a signed master license agreement or an order form signed by the Company, or a signed statement of work as evidence of an arrangement.

Software delivery is primarily by electronic means. If the software or other deliverable is subject to acceptance for a specified period after the delivery, revenue is deferred until the acceptance period has expired or the acceptance provision has been met.

When licenses are sold together with consulting services, license fees are recognized upon delivery, provided that (1) the basic criteria of software revenue recognition have been met, (2) payment of the license fees is not dependent upon the performance of the consulting services, and (3) the consulting services do not provide significant customization of the software products and are not essential to the functionality of the software that was delivered. The Company does not provide significant customization of its software products.

Revenue arrangements with extended payment terms are generally considered not to be fixed or determinable and, the Company generally does not recognize revenue on these arrangements until the customer payments become due and all other revenue recognition criteria have been met.

Probability of collection is based upon assessment of the customer's financial condition through review of their current financial statements or publicly-available credit reports. For sales to existing customers, prior payment history is also considered in assessing probability of collection. The Company is required to exercise significant judgment in deciding whether collectibility is reasonably assured, and such judgments may materially affect the timing of our revenue recognition and our results of operations.

Services revenues include revenues for consulting services, customer support and training, and OnDemand hosting. Consulting services revenues and the related cost of services are generally recognized on a time and materials basis. For consulting services contracts that have a fixed fee, the Company recognizes the license and professional consulting services revenues using either the percentage-of-completion method or the completed contract method as prescribed by AICPA SOP No. 81-1, "Accounting for Performance of Construction-Type and Certain Product-Type Contracts" ("SOP 81-1"). KANA's consulting arrangements do not include significant customization of the software. Customer support agreements provide technical support and the right to unspecified future upgrades on an if-and-when available basis. Customer support revenues are recognized ratably over the term of the support period (generally one year). Training services revenues are recognized as the related training services are delivered. The unrecognized portion of amounts billed in advance of delivery for services is recorded as deferred revenue. OnDemand includes our KANA On Demand 'software as a service' and outsourcing offerings as well as Advanced Customer Services. OnDemand revenue is recognized in accordance with Securities and Exchange Commission (SEC) Staff Accounting Bulletin No. 104, "Revenue Recognition, corrected copy" ("SAB 104"). Revenues from On Demand services are recognized ratably over the term of the arrangement, while application fees are recognized ratably over the sum of the term of the arrangement and the term of expected renewals. Hosting service arrangements are a means of deployment whereby our customer's software and data is physically located in third party facilities. Customers pay a fee to remotely access the hosted software and data via a secure internet connection. Hosting fees are recognized as the hosting service is delivered in accordance with SAB 104.

Vendor-specific objective evidence for consulting and training services are based on the price charged when an element is sold separately or, in the case of an element not yet sold separately, the price established by authorized management, if it is probable that the price, once established, will not change before market introduction. Vendor-specific objective evidence for support services is generally based on the price charged when an element is sold separately or the stated contractual renewal rates.

Accounts Receivable and the Allowance for Doubtful Accounts

Accounts receivable are stated at cost, net of allowances for doubtful accounts. The Company makes judgments as to its ability to collect outstanding receivables and records allowances when collection becomes doubtful. Allowance charges are recorded as general and administrative expenses. These estimates are based on assessing the credit worthiness of our customers based on multiple sources of information and analysis of such factors as our historical collection experience and industry and geographic concentrations of credit risk.

The accounts receivable aging is reviewed on a regular basis and write-offs are recorded on a case by case basis net of any amounts that may be collected.

Cash Equivalents and Marketable Securities

The Company considers all highly liquid investments with an original maturity date of three months or less at the date of purchase to be cash equivalents. The Company classifies its marketable securities as "available for sale." These items are carried at fair value, based on the quoted market prices, with unrealized gains and losses reported as a separate component of accumulated other comprehensive income (loss) in stockholders' equity (deficit). To date, unrealized and realized gains or losses have not been material. The cost of securities sold is based on the specific identification method. There were no marketable securities at December 31, 2006 and 2005.

Fair Value of Financial Instruments

The carrying values of the Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to their relatively short maturities or payment terms. Based on borrowing rates currently available to the Company for lines of credit and note payable with similar terms, the carrying value of the Company's line of credit and note payable obligation approximates fair value.

Certain Risks and Concentrations

Financial instruments subjecting the Company to concentrations of credit risk consist primarily of cash and cash equivalents, and trade accounts receivable. Cash and cash equivalents are deposited with financial institutions that management believes are creditworthy.

The Company's customers are primarily concentrated in the United States and Europe. To reduce credit risk, the Company performs ongoing credit evaluations on its customers' financial condition, and generally requires no collateral to support its accounts receivable. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of customers, historical trends and other information and, to date, such losses have been within management's expectations. As of December 31, 2006, no customer represented more than 10% of total accounts receivable. As of December 31, 2005, four customers individually represented more than 10% of total accounts receivable, totaling 51% in aggregate of accounts receivable.

During the year ended December 31, 2006, no customer represented more than 10% of total revenues. During the years ended December 31, 2005 and 2004, one customer represented 11% of total revenues.

Restricted Cash

The Company maintained $1.1 million in current and long-term restricted cash as of December 31, 2006, primarily for the Company's leased facilities. The Company maintained $7.0 million in current and long-term restricted cash as of December 31, 2005, primarily as collateral for the line of credit facility with Bridge Bank and for the Company's leased facilities. Restricted cash of $5.9 million served as collateral for the line of credit facility with Bridge Bank and was classified as a current asset on the consolidated balance sheet at December 31, 2005 and $1.1 million serves as collateral for leased facilities and was classified as long term on the consolidated balance sheet at December 31, 2005.

Impairment of Long-Lived Assets

The Company periodically assesses potential impairment of its long-lived assets with estimable useful lives which include property and equipment and acquired intangible assets, in accordance with the provisions of Statement of Financial Accounting Standards No. 144 "Accounting for the Impairment and Disposal of Long-Lived Assets" ("SFAS 144"). An impairment review is performed whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors the Company considers important which could trigger an impairment review include, but are not limited to, significant under-performance relative to historical or projected future operating results, significant changes in the manner of use of the acquired assets or the strategy for the Company's overall business, and significant industry or economic trends. When the Company determines that the carrying value of the long-lived assets may not be recoverable based upon the existence of one or more of the above indicators, the Company determines the recoverability by comparing the carrying amount of the asset to net future undiscounted cash flows that the asset is expected to generate. The impairment recognized is the amount by which the carrying amount exceeds the fair market value of the asset. The Company recognized impairment charges for certain internal use software in 2005 as detailed below under Capitalized Software Development Costs—Internal Use.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of net tangible and identified intangible assets acquired in business combinations. Goodwill is not amortized but is evaluated at least annually for impairment or when a change in facts and circumstances indicate that the fair value of the goodwill may be below its carrying value.

The Company tests goodwill for impairment at the "reporting unit level" ("Reporting Unit") at least annually and more frequently if events merit. The Company performs this test in accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). The Company has determined that it has only one reporting segment and one Reporting Unit. Accordingly, goodwill is tested for impairment in a two-step process. First, the Company determines if the carrying amount of the Reporting Unit exceeds the "fair value" of the Reporting Unit, which may initially indicate that goodwill could be impaired. If the Company determines that such impairment could have occurred, it would compare the "implied fair value" of the goodwill as defined by SFAS 142 to its carrying amount to determine the impairment loss, if any. No impairment of goodwill was identified in 2006, 2005 or 2004.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which are three years for computer equipment, software and furniture and fixtures, the shorter of ten years or the life of the lease for leasehold improvements, and five years for internal use software. Upon retirement or sale, the cost and related accumulated depreciation are removed from the accounts and any related gain or loss is reflected in operations. Improvements that extend the life of a specific asset are capitalized, while normal maintenance and repairs are charged to operations as incurred.

Capitalized Software Development Costs—Internal Use

Software development costs for internal use software are capitalized pursuant to the provisions of Statement of Position 98-1, "Accounting for Software Development Costs". Such costs include internal costs as well as costs incurred to purchase third party software, and are capitalized beginning when the Company has determined certain factors are present, including among others, that technology exists to achieve the performance requirements, buy versus internal development decisions have been made and the Company's management has authorized the funding of the project. Capitalization of software costs ceases when the software is substantially complete and is ready for its intended use. The resulting asset is amortized over its estimated useful life using the straight-line method.

When events or circumstances indicate the carrying value of internal use software might not be recoverable, the Company will assess the recoverability of these assets by determining whether the amortization of the asset balance over its remaining life can be recovered through undiscounted future operating cash flows. The amount of impairment, if any, is recognized to the extent that the carrying value exceeds the projected discounted future operating cash flows and is recognized as a write-down of the asset. In addition, when it is no longer probable that the software being developed will be placed in service, the asset will be recorded at the lower of its carrying value or fair value, if any, less direct selling costs.

In the quarter ended December 31, 2004, the Company reviewed its operations and technology requirements, and decided to discontinue its use of certain internal use software, which resulted in a non-cash impairment charge of $1.1 million.

In the quarter ended March 31, 2005, the Company reviewed all continuing operating expenses across the entire Company, including our technology requirements. One result of this review was a decision to discontinue the use of other internal use software. The total non-cash impairment charge related to this software was $6.3 million in the first quarter of 2005.

Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed

Software development costs are expensed as incurred until technological feasibility of the underlying software product is achieved. After technological feasibility is established, software development costs are capitalized until general availability of the product. Capitalized costs are then amortized on the greater of straight line basis over the estimated product life, or the ratio of current revenue to total projected product revenue. To date, technological feasibility and general availability of such software have occurred simultaneously and software development costs qualifying for capitalization have been insignificant. Accordingly, the Company has not capitalized any software development costs.

Restructuring Activities

The Company has recorded a facilities consolidation charge before 2003 for its estimated future lease commitments on excess facilities, net of estimated future sublease income. The estimates used in calculating the charge are reviewed on a quarterly basis and are revised if estimated future vacancy rates and sublease rates vary from the Company's original estimates. To the extent that new estimates vary adversely from the original estimates, the Company may incur additional losses that are not included in the accrued balance at December 31, 2006. Conversely, unanticipated improvements in vacancy rates or sublease rates, or termination settlements for less than the Company's accrued amounts, may result in a reversal of a portion of the accrued balance and a benefit on the Company's statement of operations in a future period.

The majority of the restructuring accrual was originally recorded pursuant to provisions of Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring" ("EITF 94-3") and continues to be evaluated pursuant to the requirements thereof. For facilities vacated and employees terminated after December 2002, the corresponding restructuring charge was recorded pursuant to the provisions of Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", ("SFAS 146").

Stock-based Compensation

On January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"), which requires the measurement and recognition of compensation expense in the statement of operations for all share-based payment awards made to employees and directors including employee stock options and employee stock purchases related to the employee stock purchase plan ("ESPP") based on estimated fair values. SFAS 123(R) supersedes the Company's previous accounting under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). In March 2005, the SEC issued Staff Accounting Bulletin No. 107 ("SAB 107") relating to SFAS 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R). Using the modified prospective transition method of adopting SFAS 123(R), the Company began recognizing compensation expense for stock-based awards granted or modified after December 31, 2005 and awards that were granted prior to the adoption of SFAS 123(R) but were still unvested at December 31, 2005. Under this method of implementation, no restatement of prior periods is required or has been made.

Employee stock-based compensation expense recognized under SFAS 123(R) in the consolidated statements of operations for the year ended December 31, 2006 related to stock options was $2.8 million. The estimated fair value of the Company's stock-based awards, less expected forfeitures, is amortized over the awards' vesting period on a straight-line basis. As a result of adopting SFAS 123(R), the Company's loss before income taxes and net loss for the year ended December 31, 2006 was increased by $2.8 million. The implementation of SFAS 123(R) increased basic and diluted net loss per share by $0.08 for the year ended December 31, 2006. In this period a net income per share was changed to a net loss per share based on the effect of implementing SFAS 123(R). The implementation of SFAS 123(R) did not have an impact on cash flows from operations during the year ended December 31, 2006.

SFAS 123(R) requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company's statements of operations. Prior to January 1, 2006, the Company measured compensation expense for its employee stock-based compensation plans using the intrinsic value method under APB 25 and related interpretations. In accordance with APB 25, no stock-based compensation expense was recognized in the Company's statements of operations for stock options granted to employees and directors that had an exercise price equal to the quoted market price of the underlying common stock on the date of grant.

Employee stock-based compensation expense recognized in the Company's consolidated statements of operations for the year ended December 31, 2006 included compensation expense for share-based payment awards granted prior to, but not yet vested as of December 31, 2005, based on the grant date fair value estimated in accordance with the pro forma provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). As new grants occur, the Company's stock-based compensation expense will also include compensation expense for the share-based payment awards granted subsequent to December 31, 2005 based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). Since stock-based compensation expense recognized in the consolidated statements of operations for the year ended December 31, 2006 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In the Company's pro forma information required under SFAS 123 for the periods prior to 2006, the Company accounted for forfeitures as they occurred.

On November 10, 2005, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") FAS No. 123R-3, "Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards" ("FSP FAS 123R-3"). This FSP provides a practical transition election related to the accounting for the tax effects of share-based payment awards to employees, as an alternative to the transition guidance for the additional paid-in capital pool ("APIC pool") in paragraph 81 of SFAS 123(R). The alternative transition method includes simplified methods to establish the beginning balance of the APIC pool related to the tax effects of employee stock-based compensation, and to determine the subsequent impact on the APIC pool and statements of cash flows of the tax effects of employee stock-based compensation awards that are outstanding upon adoption of SFAS 123(R). The guidance in this FSP was effective after November 10, 2005. The Company may take up to one year from the later of adoption of SFAS 123(R) or the effective date of this FSP to evaluate its available transition alternatives and make its one-time election. The Company has elected the "short-form" method to calculating excess tax benefits available for use in offsetting future tax shortfalls in accordance with FSP FAS 123R-3.

For stock options granted to non-employees the Company recognizes compensation expense in accordance with the provisions of SFAS 123 and Emerging Issues Task Force Issue No. 96-18, "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services", which require such equity instruments to be recorded at their fair value on the measurement date. The measurement of stock-based compensation is subject to periodic adjustment as the underlying equity instruments vest. The Company amortizes compensation expense related to non-employee stock options in accordance with FASB Interpretation No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans" ("FIN 28").

The Company extended the vesting period of approximately 1,000,000 stock options held by four terminated employees who had agreements to provide consulting services. In October 2006, the Company extended the exercise period of approximately 211,000 vested stock options of a former employee as the result of a termination agreement. During the year ended December 31, 2006, the Company granted 57,500 stock options to four non-employees who had agreements to provide consulting services. As a result of these stock option modifications to former employees and the stock option grants to consultants, the Company recorded non-employee stock-based compensation expense of $632,000 for the year ended December 31, 2006, allocated as follows:

Sales and marketing	$119,000
Research and development	44,000
General and administrative	469,000
	$632,000

See Note 7 for additional information on stock options.

Foreign Currency

Generally, the functional currency of our international subsidiaries is the local currency. The financial statements of these subsidiaries are translated to U.S. dollars using month-end exchange rates for assets and liabilities, and average exchange rates for revenues, costs and expenses. Translation gains and losses are recorded in accumulated other comprehensive income (loss) as a component of stockholders' equity (deficit).

Transaction gains and losses that arise from exchange rate changes denominated in other than the local currency are included in general and administrative expenses in the statements of operations and are not considered material for all periods presented.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising expense was $275,000, $243,000, and $700,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

Research and Development Costs

Research and development expenses consist primarily of compensation and related costs for personnel responsible for the research and development of new products and services, as well as significant improvements to existing products and services. The Company expenses research and development costs as they are incurred.

Income Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is recorded to reduce deferred tax assets to an amount where realization is more likely than not.

Net Loss per Share

Basic net loss per share is computed using the weighted average number of outstanding shares of common stock. Diluted net loss per share is computed using the weighted-average number of outstanding shares of common stock and, when dilutive, shares of common stock issuable upon exercise of options and warrants deemed outstanding using the treasury stock method. Outstanding warrants and stock options of 11,347,000, 10,882,000 and 9,307,000 at December 31, 2006, 2005, and 2004, respectively, have been excluded from the calculation of diluted net loss per share as all such securities were anti-dilutive for all periods presented.

Comprehensive Income (Loss)

The Company reports comprehensive income (loss) in accordance with the provisions of Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income", which establishes standards for reporting comprehensive income (loss) and its components in the financial statements. The components of other comprehensive income (loss) consists of net income (loss) and foreign currency translation adjustments. Comprehensive income (loss) and the components of accumulated other comprehensive income are presented in the accompanying consolidated statements of stockholders' equity (deficit).

Recent Accounting Pronouncements

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115" ("SFAS 159"). SFAS159 provides companies with an option to report selected financial assets and liabilities at fair value. The standard requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the company's choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which the company has chosen to use fair value on the face of the balance sheet. This Statement is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of Statement 157. The Company is currently evaluating whether the adoption of SFAS 159 will have a material effect on its financial position, results of operations or cash flows.

In December 2006, the FASB issued FSP Emerging Issues Task Force 00-19-2, "Accounting for Registration Payment Arrangements." This FSP specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with FASB Statement No. 5, "Accounting for Contingencies." The guidance is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the effects of implementing this new standard.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). The purpose of SAB 108 is to provide guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purposes of a materiality assessment. The guidance is effective for financial statements for fiscal years ending after November 15, 2006. SAB 108 was effective for the Company as of December 31, 2006. The adoption of SAB 108 did not have a material impact on the Company's financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 158, "Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No. 87, 88, 106 and 132R" ("SFAS 158"). SFAS 158 requires an entity to recognize in its statement of financial position an asset for a defined benefit postretirement plan's over funded status or a liability for a plan's under funded status. The requirement to recognize the funded status of a defined postretirement plan and the disclosure requirements are effective for fiscal years ending after December 31, 2006. The Company does not expect the adoption of SFAS 158 to have a material impact on its financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). The purpose of SFAS No. 157 is to define fair value, establish a framework for measuring fair value and enhance disclosures about fair value measurements. The measurement and disclosure requirements are effective for the Company beginning in the first quarter of fiscal 2008. The Company is currently evaluating the effects of implementing SFAS 157.

In June 2006, the FASB issued FASB Interpretation No. 48 "Accounting for Uncertain Tax Positions – An Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109 "Accounting for Income Taxes". It prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the effects of implementing FIN 48.

In March 2006, the FASB issued EITF 06-3, "How Sales Taxes Collected From Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement" ("EITF 06-3"). A tentative consensus was reached that a company should disclose its accounting policy (i.e., gross or net presentation) regarding presentation of taxes within the scope of EITF 06-3. If taxes are significant, a company should disclose the amount of such taxes for each period for which an income statement is presented. The guidance is effective for periods beginning after December 15, 2006. The Company presents sales net of sales taxes in its consolidated statement of operations and does not anticipate changing its policy as a result of EITF 06-3.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140" ("SFAS 156"), which is effective for fiscal years beginning after September 15, 2006. This statement was issued to simplify the accounting for servicing rights and to reduce the volatility that results from using different measurement attributes. The Company does not expect the adoption of SFAS 156 to have a material impact on its financial position, results of operations or cash flows.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments," ("SFAS 155") an amendment of FASB Statements No. 133 and 140. SFAS 155 will be effective for the Company beginning in the first quarter of 2007. SFAS 155 permits interests in hybrid financial instruments that contain an embedded derivative that would otherwise require bifurcation, to be accounted for as a single financial instrument at fair value, with changes in fair value recognized in earnings. This election is permitted on an instrument-by-instrument basis for all hybrid financial instruments held, obtained, or issued as of the adoption date. The Company does not expect the adoption of SFAS 155 to have a material impact on its financial position, results of operations or cash flows.

Note 2. Business Combinations

On February 10, 2004, the Company completed the acquisition of a 100% equity interest in Hipbone, Inc. ("Hipbone"), a provider of online customer interaction solutions. The acquisition allowed the Company to add Hipbone's web collaboration, chat, co-browsing and file-sharing capabilities to its products. This transaction was accounted for using the purchase method of accounting, and operations of Hipbone for the periods beginning after February 10, 2004 are included in the Company's statements of operations for the year ended December 31, 2004. Under the terms of the agreement, the Company paid $265,000 in cash and issued a total of 262,500 shares of the Company's common stock valued at approximately $926,000 using the five-trading-day average price surrounding the date the acquisition was announced on January 5, 2004, or $3.62 per share. The Company incurred a total of approximately $169,000 in direct transaction costs. The estimated purchase price was approximately $1.4 million, summarized as follows (in thousands):

Fair market value of common stock	$ 926
Cash consideration	265
Acquisition related costs	169
Subtotal	434
Total	$1,360

As of the acquisition date, the Company recorded the fair market value of Hipbone's assets and liabilities. Fair market value is defined as the amount at which an asset could be bought or sold in a current transaction between willing parties. The values of Hipbone's intangible assets were determined primarily using the income approach. To the extent that the purchase price exceeded the fair value of the assets and liabilities assumed, goodwill was recorded. The resulting intangible assets acquired in connection with the acquisition are being amortized over a three-year period. The allocation of the purchase price to assets acquired and liabilities assumed was as follows (in thousands):

Cash acquired	$ 13
Tangible assets acquired (less cash)	166
Identifiable intangible assets acquired:	
Purchased technology	250
Customer relationships	150
Goodwill	1,175
Liabilities assumed	(394)
Net assets acquired	$1,360

Pro forma results of operations have not been presented as the effects of this acquisition were not material to the Company's financial position, results of operations or cash flows for the periods presented.

Note 3. Financial Statement Detail

Cash and cash equivalents are carried at cost, which appropriates fair value and consisted of the following (in thousands):

	December 31, 2006	December 31, 2005
Cash	$ 5,194	$ 4,617
Money market funds	525	1,599
	$ 5,719	$ 6,216

Prepaid expenses and other current assets consisted of the following (in thousands):

	December 31, 2006	December 31, 2005
Prepaid royalties	$ 709	$ 1,209
Other prepaid expenses	1,258	1,650
	$ 1,967	$ 2,859

Property and equipment, net consisted of the following (in thousands):

	December 31, 2006	December 31, 2005
Computer equipment and software	$ 11,106	$ 10,408
Furniture and fixtures	686	602
Leasehold improvements	3,383	3,939
Internal use software	561	561
	15,736	15,510
Less accumulated depreciation and amortization	(14,515)	(13,664)
	$ 1,221	$ 1,846

Amortization of internal use software was $112,000, $544,000 and $3.0 million for the years ended December 31, 2006, 2005 and 2004 respectively.

Other assets consisted of the following (in thousands):

	December 31, 2006	December 31, 2005
Deposits	$ 2,317	$ 2,062
Prepaid royalties	653	894
	$ 2,970	$ 2,956

Accrued liabilities consisted of the following (in thousands):

	December 31, 2006	December 31, 2005
Accrued payroll and related expenses	$ 3,619	$ 2,693
Accrued royalties	1,262	2,027
Other accrued liabilities	1,999	3,986
	$ 6,880	$ 8,706

Other income (expense), net consisted of the following (in thousands):

	Year Ended December 31,		
	2006	2005	2004
Interest income	$ 172	$ 265	$ 294
Interest expense	(207)	(513)	(180)
Change in warrant liability	(774)	331	—
Other	71	5	14
	$(738)	$ 88	$ 128

Note 4. Goodwill and Intangible Assets

Consideration paid in connection with acquisitions is required to be allocated to the acquired assets, including identifiable intangible assets, and liabilities acquired. Acquired assets and liabilities are recorded based on the Company's estimate of fair value, which requires significant judgment with respect to future cash flows and discount rates. For intangible assets other than goodwill, the Company is required to estimate the useful life of the asset and recognize its cost as an expense over the useful life. The Company uses the straight-line method to expense long-lived assets (including identifiable intangibles). Amortization of goodwill ceased as of January 1, 2002 upon the Company's adoption of SFAS 142. Instead, the Company is now required to test goodwill for impairment under certain circumstances and write down goodwill when it is deemed to be impaired.

The Company regularly evaluates its business for potential indicators of impairment of goodwill and intangible assets. The Company's judgments regarding the existence of impairment indicators are based on market conditions, operational performance of the business and considerations of any events that are likely to cause impairment. Future events could cause the Company to conclude that impairment indicators exist and that goodwill and other intangible assets associated with the Company's acquired businesses are impaired. The Company currently operates in one reportable segment, which is also the only reporting unit for the purposes of FAS 142.

The Company performed its annual impairment tests at June 30, 2006, 2005, and 2004 and concluded that goodwill was not impaired as the fair value of the Company exceeded its carrying value, including goodwill. No events have occurred since June 30, 2006 that would require an interim impairment analysis of goodwill. The Company's identifiable intangible assets are reviewed for impairment whenever events or changes in circumstance indicate that the carrying amount of an intangible may not be recoverable.

Purchased intangible assets are carried at cost less accumulated amortization. Amortization is computed over the estimated useful lives of the assets, which is three years. The Company reported amortization expense on purchased intangible assets of $133,000, $133,000, and $119,000 for the years ended December 31, 2006, 2005, and 2004, respectively. Expected amortization expense is $15,000 in 2007. Of these amounts, 62.5% relates to purchased technology and 37.5% relates to customer relationships, based upon the allocation of the Hipbone purchase price above.

The components of goodwill and other intangibles are as follows (in thousands):

	December 31,	
	2006	2005
Goodwill	$ 8,623	$ 8,623
Intangibles:		
Customer Relationships	$ 150	$ 150
Purchased technology	14,650	14,650
Less: accumulated amortization	(14,785)	(14,652)
Intangibles, net	$ 15	$ 148

Note 5. Line of Credit and Note Payable

(a) Line of Credit

On November 30, 2005, the Company established a new banking relationship with Bridge Bank N.A. ("Bridge"). In addition, on November 30, 2005, the Company entered into a Business Financing Agreement and Intellectual Property Security Agreement with Bridge under which the Company has access to a Loan Facility of $7.0 million ("Loan"). This Loan is made up of two parts: (i) a Formula Revolving Line of Credit of up to $5.0 million and (ii) a Non-Formula Revolving Line of Credit of up to $6.0 million, of which $2.0 million is available for stand-by letters of credits, settlement limits on foreign exchange contracts (FX) or cash management products. The combined total borrowing under the two parts cannot exceed $7.0 million. The Formula Revolving Line of Credit is collateralized by all of our assets and expired November 29, 2006. Interest for the Formula Revolving Line of Credit accrues at Bridge's Prime Lending Rate plus 2% while interest for the Non-Formula Revolving Line of Credit accrues at Bridge's Prime Lending Rate plus 0.50%. On December 29, 2005, the Company entered into a Business Financing Agreement, which provided for additional advances up to $1.5 million based on an advance rate of 80% of eligible receivables. The overall Loan Facility was increased to $7.5 million. As of December 31, 2005, the Company had $7.4 million drawn against the Loan and the Business Financing Agreement and had pledged approximately $1.9 million of accounts receivable as collateral for the Business Financing Agreement.

On March 30, 2006, the Company modified the Business Financing Agreement with Bridge Bank to increase the additional advances for accounts receivable to $2.0 million and the overall Loan Facility to $8.0 million. On November 28, 2006 the Business Financing Agreement was modified to extend the expiration date to February 28, 2007. As of December 31, 2006, the Company had no borrowings drawn against the Loan.

On February 27, 2007, the Company entered into an Amended and Restated Loan and Security Agreement with Bridge under which the Company has access to a Loan Facility of $10.0 million. ("Loan"). See Note 15 for further details.

(b) Note Payable

As of December 31, 2006, there was $327,000 classified as current portion of note payable and $242,000 classified as long-term. The long term portion was included in other long-term liabilities on the consolidated balance sheet. As of December 31, 2005, the Company had no debt outstanding other than the line of credit discussed above. The note payable consists of two obligations. The first is a promissory note with De Lage Landen Financial Services, Inc. for the financing of software license and support purchased and has a fixed interest rate of 3.15%, payable in monthly installments of principal and interest. The second obligation is with First Insurance Funding Corp of California for short-term financing of Directors and Officers insurance and has a fixed interest rate of 8.75%, payable in monthly installments of principal and interest.

			Payments Due By Period (in thousands)		
Note Description	**Interest Rate**	**Total Due**	**Due in 2007**	**Due in 2008**	**Due in 2009**
Note - financing of software	3.15%	$406	$164	$170	$ 72
Note - financing of insurance	8.75%	163	163	—	—
Total		$569	$327	$170	$ 72

Note 6. Commitments and Contingencies

(a) Lease Obligations

The Company leases its facilities under non-cancelable operating leases with various expiration dates through January 2011. In connection with its existing leases, the Company entered into letters of credit totaling $781,000 expiring in 2007 through 2011. The Company's letters of credit can be supported by either restricted cash or the Company's line of credit.

Future minimum lease payments under non-cancelable operating leases are as follows (in thousands):

Year Ending December 31,	Non-cancelable Operating Leases(1)	(Less) Sublease Income(2)	Net
2007	$ 4,687	$1,756	$2,931
2008	3,622	1,206	2,416
2009	3,425	1,314	2,111
2010	2,196	974	1,222
2011	53	—	53
	$13,983	$5,250	$8,733

(1) Includes leases for properties included in the restructuring liability.

(2) Includes only subleases that are under contract as of December 31, 2006 and excludes future estimated sublease income for agreements not yet signed.

Rent expense for properties in use, net of sublease payments, was approximately $1.7 million, $1.9 million and $2.5 million for the years ended December 31, 2006, 2005 and 2004, respectively.

(b) Other Contractual Obligations

At December 31, 2006, the Company had other future contractual obligations requiring payments of $3.6 million, $457,000, $200,000, $200,000, $200,000 for the years ended December 2007, 2008, 2009, 2010 and 2011 respectively, with no required payments thereafter. These contractual obligations represent payments on a legal settlement, minimum payments to vendors for future royalty fees, marketing services, training services, consulting services, engineering services, and sales events, severance payments to terminated employees and minimum payments to an outsourcing company.

c) Litigation

On January 24, 2007, RightNow Technologies, Inc. ("RightNow") filed a suit against the Company and four former RightNow employees who had joined the Company in the Eighteenth Judicial District Court of Gallatin County, Montana. The suit alleges violation of certain provisions of employment agreements, misappropriation of trade secrets, as well as other claims, and seeks damages. The Company is undertaking to defend itself and the named individuals to the extent required by applicable laws. The Company believes it has meritorious defenses to these claims and intends to defend against this action vigorously.

On March 16, 2006, Polaris IP, LLC filed suit against the Company, Sirius Satellite Radio, Inc., Priceline.com, Capital One, Continental Airlines, Inc., and E*Trade Financial in the U.S. District Court for the Eastern District of Texas alleging infringement of U.S. Patent Nos. 6,411,947 and 6,278,996, and seeking injunctive relief, damages and attorneys fees. On March 23, 2007, the parties entered into a settlement agreement which will result in the dismissal of this matter.

The underwriters for the Company's initial public offering, Goldman Sachs & Co., Lehman Bros, Hambrecht & Quist LLC, Wit Soundview Capital Corp as well as the Company and certain current and former officers of the Company were named as defendants in federal securities class action lawsuits filed in the United States District Court for the Southern District of New York. The cases allege violations of various securities laws by more than 300 issuers of stock, including the Company, and the underwriters for such issuers, on behalf of a class of plaintiffs who, in the case of the Company, purchased the Company's stock between September 21, 1999 and December 6, 2000 in connection with the Company's initial public offering. Specifically, the complaints allege that the underwriter defendants engaged in a scheme concerning sales of the Company's and other issuers' securities in the initial public offering and in the aftermarket. In July 2003, the Company decided to join in a settlement negotiated by representatives of a coalition of issuers named as defendants in this action and their insurers. In April 2005, the court requested a modification to the original settlement arrangement which was approved by the Company. Although the Company believes that the plaintiffs' claims have no merit, the Company has decided to accept the settlement proposal to avoid the cost and distraction of continued litigation. The proposed settlement agreement is subject to final approval by the court. Should the court fail to approve the settlement agreement, the Company believes it has meritorious defenses to these claims and would defend against the action vigorously. Because the settlement will be funded entirely by the Company's insurers, the Company does not believe that the settlement will have any effect on its consolidated financial condition, results of operation or cash flows and accordingly, the Company has not accrued an amount for this loss contingency in its consolidated financial statements at December 31, 2006.

Other third parties have from time to time claimed, and others may claim in the future that the Company has infringed their past, current, or future intellectual property rights. The Company in the past has been forced to litigate such claims. These claims, whether meritorious or not, could be time-consuming, result in costly litigation, require expensive changes in our methods of doing business, or could require the Company to enter into costly royalty or licensing agreements, if available. As a result, these claims could harm the Company's business.

The ultimate outcome of any litigation is uncertain, and either unfavorable or favorable outcomes could have a material negative impact on the Company's results of operations, consolidated balance sheets and cash flows, due to defense costs, diversion of management resources and other factors.

(d) Indemnification

Many of our software license agreements require us to indemnify our customers from any claim or finding of intellectual property infringement. We periodically receive notices from customers regarding patent license inquiries they have received which may or may not implicate our indemnity obligations. Any litigation, brought by others, or us could result in the expenditure of significant financial resources and the diversion of management's time and efforts. In addition, litigation in which we are accused of infringement might cause product shipment delays, require us to develop alternative technology or require us to enter into royalty or license agreements, which might not be available on acceptable terms, or at all. If a successful claim of infringement was made against us and we could not develop non-infringing technology or license the infringed or similar technology on a timely and cost-effective basis, our business could be significantly harmed. Such indemnification provisions are accounted for in accordance with SFAS No. 5 "Accounting for Contingencies" ("SFAS 5"). In prior periods, the Company has incurred minimal costs related to such claims under such indemnifications provisions; accordingly, the amount of such obligations cannot be reasonably estimated. The Company did however record a settlement charge resulting from a settlement of an infringement claim on the Company's consolidated statement of operations for the year ended December 31, 2006, which was not considered material. Except for those related to the Polaris matter, there were no outstanding claims at December 31, 2006.

As permitted by Delaware law, the Company has agreements whereby it indemnifies its officers and directors for certain events or occurrences while the officer is, or was, serving at the Company's request in such capacity. The term of the indemnification period is for the officer's or director's lifetime. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited; however, the Company has a director and officer insurance policy that limits its exposure and enables the Company to recover a portion of any such amounts. As a result of the Company's insurance policy coverage, the Company believes the estimated fair value of these indemnification agreements is insignificant. Accordingly, the Company has no liabilities recorded for these agreements as of December 31, 2006.

(e) Warranties

The Company generally provides a warranty for its software products and services to its customers. The Company's products are generally warranted to perform substantially as described in the associated product documentation for a period of 90 days. The Company's services are generally warranted to be performed consistent with industry standards for a period of 90 days from delivery. In the event there is a failure of such warranties, the Company generally is obligated to correct the product or service to conform to the warranty provision or, if the Company is unable to do so, the customer is entitled to seek a refund of the purchase price of the product or service. Such warranties are accounted for in accordance with SFAS 5. The Company has not provided for a warranty accrual as of December 31, 2006 or 2005 because, to date, the Company's product warranty expense has not been significant. The Company assesses the need for a warranty reserve on a quarterly basis and there can be no guarantee that a warranty reserve will not become necessary in the future.

(f) Outsourcing Arrangements

In January 2003, the Company implemented an outsourcing strategy that involved entering into agreements for subcontracting a significant portion of its software programming, quality assurance, and technical documentation activities to development partners with staffing in India and China. All of these agreements, except for two pay-as-you-go master agreements for offshore development services, have expired or been cancelled.

Note 7. Stockholders' Equity (Deficit)

(a) Issuance of Common Stock and Warrants

In June 2005, the Company completed a private placement of unregistered securities for the issuance of 1,631,541 shares of common stock and warrants to purchase 815,769 shares of common stock for gross proceeds of $2.4 million. The warrants have an exercise price of $2.452 per share. The warrants were valued at $581,000 using the Black-Scholes valuation model and recorded as a liability on the date of issue. These warrants were amended in September 2005 to become exercisable on March 28, 2006, and expire on September 29, 2010. The modification resulted in an increase of $21,000 to the value of the warrants. See Note 8 for further details regarding the accounting of these warrants as a liability.

In September 2005, the Company completed a private placement of unregistered securities for the issuance of 2,626,912 shares of common stock and warrants to purchase 945,687 shares of common stock for gross proceeds of $4.0 million. The warrants had an exercise price of $2.284 per share. These warrants became exercisable on March 28, 2006, and expire on September 29, 2010. The warrants were valued at $672,000 using the Black-Scholes valuation model and recorded as a liability on the date of issue. These warrants were amended to have an exercise price of $1.966 per share in October 2005. The modification resulted in an increase of $49,000 to the value of the warrants. See Note 8 for further details regarding the accounting of these warrants as a liability.

The terms for the September 2005 private placement require additional shares of common stock and warrants to be issued in the case that the Company's stock is delisted from The NASDAQ National Market. In October 2005, the Company's common stock was delisted from The NASDAQ National Market and the Company issued an additional 425,358 shares of common stock and warrants to purchase 153,130 shares of common stock to the respective investors of the June and September 2005 private placements ("Investors"). These additional warrants have an exercise price of $1.966 per share and became exercisable on April 24, 2006, and will expire on October 25, 2010. These warrants were valued at $98,000 using the Black-Scholes valuation model and recorded as a liability on the date of issue. See Note 8 for further details regarding the accounting of these warrants as a liability.

In May 2006, the Company amended the registration agreement related to the June and September 2005 private placements (collectively referred to as "Private Placements") to extend the registration deadline of the shares of common stock and underlying shares of common stock of the warrants issued to certain investors (the "Investors") to September 30, 2006 from January 27, 2006 and change the penalty for failure to register the underlying shares of common stock from a cash penalty to a share-based payment, in exchange for the issuance of 593,854 shares of common stock to the Investors. The shares were valued at approximately $1.0 million based on the fair market value of the Company's common stock on the date of the amendment less a 10% discount to reflect that unregistered stock was issued. Registration rights penalties of $337,000 and $695,000 were recorded as non-operating expenses during the first and second quarters of 2006, respectively. The September 30, 2006 registration deadline was not met and an additional 59,383 shares of common stock was issued to the Investors. The shares were valued at approximately $166,000 based on the fair market value of the Company's common stock on September 30, 2006 less a 10% discount to reflect that unregistered stock was issued. This amount was recorded as a non-operating expense during the third quarter of 2006.

On November 9, 2006, the Company completed the registration of the shares of common stock and shares of common stock underlying the warrants issued to the Investors.

In December 2003, the Company, issued to a customer a warrant to purchase 230,000 shares of common stock at $5.00 per share in connection with a marketing agreement. The warrant was valued at approximately $459,000, using the Black-Scholes valuation model with an assumed interest rate of 5.0% and volatility of 100%. This amount was accounted for as a reduction of revenue in the fourth quarter of 2003. The warrant is fully exercisable and expires five years from the date of issuance. As of December 31, 2006, the warrants were unexercised.

(b) Stock Compensation Plans

The Company's ESPP allowed eligible employees to purchase common stock through payroll deductions of up to 15% of an employee's compensation. Each offering period had a maximum duration of 24 months and consisted of four six-month purchase periods. The purchase price of the common stock was equal to 85% of the fair market value per share on the participant's entry date into the offering period, or, if lower, 85% of fair market value per share on each semi-annual purchase date. The ESPP qualified as an employee stock purchase plan under Section 423 of the Internal Revenue Code of 1986, as amended. In November 2005, the Company cancelled the ESPP and refunded to employees all withholdings since November 2004, the date of the last ESPP share issuance.

The Company's 1999 Stock Incentive Plan (the "1999 Stock Incentive Plan"), as successor to the 1997 Stock Option Plan (the "1997 Stock Option Plan"), provides for shares of the Company's common stock to be granted to employees, independent contractors, officers, and directors. Options are granted at an exercise price equivalent to the closing fair market value on the date of grant. All options are granted at the discretion of the Company's Board of Directors and have a term not greater than 10 years from the date of grant. Options are immediately exercisable when vested and generally vest monthly over four years.

The following table summarizes activity under the equity incentive plans for the indicated periods:

	Options Outstanding			
	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Balances, December 31, 2003	7,891,286	$14.91		
Additional shares authorized				
Options cancelled and retired	(2,328,680)	16.26		
Options exercised	(132,635)	2.06		$ 257,911
Options granted	3,592,500	3.61		
Balances, December 31, 2004	9,022,471	10.26		
Options cancelled and retired	(2,803,613)	9.59		
Options exercised	(14,480)	1.41		$ 4,237
Options granted	2,468,730	1.63		
Balances, December 31, 2005	8,673,108	8.03		
Options cancelled and retired	(2,212,863)	10.30		
Options exercised	(1,395,263)	2.11		$1,472,165
Options granted	4,136,939	2.99		
Balances, December 31, 2006	9,201,921	$ 6.12	7.55	$3,778,856
Options vested and exercisable and expected to be vested and exercisable at December 31, 2006	7,927,517	$ 6.53	7.30	$3,267,578
Options vested and exercisable at December 31, 2006	4,816,489	$ 8.11	6.29	$1,853,710

At December 31, 2006, the Company had 8,303,840 options available for grant under its option plans.

Options vested and exercisable at December 31, 2006 excludes certain options which are vested but not yet exercisable. In certain situations, a stock option will be vested but not exercisable. The number of shares exercisable at December 31, 2006, 2005, and 2004 were 4,816,489, 5,451,175, and 4,006,253 respectively, and the weighted average exercise price of such shares for the same periods were $8.11, $10.18, and $16.53 per share, respectively. In certain situations, a stock option will be vested but not exercisable. At December 31, 2006, 2005, and 2004, the total number of vested but unexercisable shares, were 216,666, 169,107, and 34,732, respectively, and had a weighted average exercise price of $37.73, $52.54 and $56.12 per share, respectively.

At December 31, 2006, the Company had $2.6 million of total unrecognized stock-based compensation expense, net of estimated forfeitures, related to stock options that will be recognized over the weighted average remaining period of 2.46 years. This amount excludes unrecognized stock-based compensation expense that relates to non-employee stock options.

The following table summarizes significant ranges of outstanding and exercisable options as of December 31, 2006:

	Options Outstanding			Options Vested and Exercisable	
Range of Exercise Prices	**Number Outstanding**	**Weighted Average Remaining Contractual Life (in Years)**	**Weighted Average Exercise Price per Share**	**Number Exercisable**	**Weighted Average Exercise Price per Share**
$ 0.10 – 1.73	1,594,702	7.50	$ 1.61	738,303	$ 1.58
1.75 – 2.88	767,573	5.93	2.45	667,490	2.46
2.95 – 2.95	3,745,585	9.18	2.95	1,082,470	2.95
3.01 – 4.74	1,704,589	7.36	3.63	976,689	3.72
5.23 – 18.90	1,296,031	4.46	12.34	1,292,781	12.36
18.90 – 889.40	93,275	3.10	197.96	58,590	226.35
998.50 – 998.50	166	3.01	998.50	166	998.50
Total	9,201,921	7.55	$ 6.12	4,816,489	$ 8.11

Employee share based compensation recognized in 2006 as a result of the adoption of SFAS 123(R) as well as pro forma disclosures according to the original provisions of SFAS 123 for the periods prior to the adoption of SFAS 123(R) use the Black-Scholes option pricing model for estimating the fair value of options granted under the Company's equity incentive plans. The weighted average assumptions that were used to calculate the grant date fair value of the Company's employee stock option grants and rights to acquire stock granted under the Company's employee stock purchase plan for the years ended December 31, 2006, 2005 and 2004 were as follows:

	Stock Options			Employee Stock Purchase Plan		
	2006	**2005**	**2004**	**2006**	**2005**	**2004**
Risk-free interest rate	4.71%	3.91%	2.66%	n/a	n/a	1.86%
Expected volatility	59%	99%	104%	n/a	n/a	105%
Expected life (in years)	5	5	5	n/a	n/a	0.5
Dividend yield	0%	0%	0%	n/a	n/a	0%

Risk-free interest rates for the options were taken from the Daily Federal Yield Curve Rates on the grant dates for the expected life of the options as published by the Federal Reserve.

The expected volatility of the stock options in 2006 was based upon historical data and other relevant factors such as the Company's changes in historical volatility and its capital structure in addition to mean reversion. In 2005 and 2004, the expected volatility was based on historical data.

In the analysis of expected life the Company used an approach that determines the time from grant to exercise for options that have been exercised and adjusts this number for the expected time to exercise for options that have not yet been exercised. The expected time to exercise for options that have not yet been exercised is calculated from grant to the midpoint of contractual termination of the option and the later of measurement date or vesting date. All times are weighted by number of option shares in developing the expected life assumption. In 2005 and 2004, the expected life was based on historical data.

There were no employee stock purchase rights grants in 2006 and 2005. The weighted average fair value of the employee stock purchase rights granted under the 1999 ESPP during 2004 was $1.32 per share. The weighted-average fair value of options granted in 2006 was $1.62 per share. The weighted-average fair value and exercise price of options granted in 2005 whose exercise price is equal to the market price of the stock on the grant date was $1.23 and $1.60 per share, respectively. The weighted-average fair value and exercise price of options granted in 2005 whose exercise price exceeds the market price of the stock on the grant date was $1.07 and $1.87 per share, respectively. The weighted-average fair value of options granted in 2004 was $3.87 per share.

The forfeiture rate of employee stock options for 2006 was calculated using the Company's historical terminations data. Forfeitures of employee stock options for 2005 and 2004 were accounted for on an as-incurred basis.

Prior to January 1, 2006, the Company followed the disclosure-only provisions under SFAS 123. Compensation expense for pro forma purposes is reflected over the vesting period, in accordance with the method described in FIN 28. The following table presents the effect of the related adjustments on net loss and net loss per share for the years ended December 31, 2005 and 2004 as if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation (in thousands, except per share data):

	Year Ended December 31, 2005	Year Ended December 31, 2004
Net loss, as reported	$(17,966)	$(21,768)
Add: Stock-based employee compensation expense included in reported net loss	38	810
Deduct: Total stock-based employee compensation expense determined under the fair value method for all awards	(7,393)	(10,663)
Net loss, pro forma	$(25,321)	$(31,621)
Basic and diluted net loss per share:		
As reported	$ (0.58)	$ (0.75)
Pro forma	$ (0.82)	$ (1.09)

The Company had used the intrinsic-value method in accounting for its stock-based compensation plans prior to 2006. Accordingly, compensation cost had been recognized in the financial statements for those options issued with exercise prices at less than fair value on the date of grant. These amounts were included as a component of stockholders' equity (deficit) and were being amortized on an accelerated basis by charges to operations over the vesting period of the options, consistent with the method described in FIN 28. Amortization of deferred stock-based compensation was $38,000 and $1.2 million in 2005 and 2004, respectively. No options were granted with an exercise price below the fair market value during fiscal years 2006, 2005 and 2004.

Note 8. Warrant Liability

The warrants issued to the Investors in June, September and October 2005 (collectively referred to as the "Warrants") had cash penalties for the failure to register the underlying shares of common stock. Pursuant to Emerging Issues Task Force Issue No. 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock" ("EITF 00-19"), the Company recorded the Warrants as liabilities at their fair value using the Black-Scholes valuation model with changes in value reported to other income or expense each period. For the year ended December 31, 2005, $331,000 was recorded to other income for the change in fair value of the Warrants. For the year ended December 31, 2006, $774,000 was recorded to other expense for the change in fair value of the Warrants.

The Warrants require physical settlement but allow for net-share settlement if the underlying shares of common stock are not registered. A maximum of 1,914,586 shares of common stock could be issued to settle the Warrants under a net-share settlement.

As noted above in Note 7, in May 2006, the Company amended the Registration Agreement related to the Private Placements to extend the registration deadline of the shares of common stock and underlying shares of common stock of the warrants issued to the Investors. The Company amended the penalty for failure to register the underlying shares of common stock from cash to share-based payments, with a maximum limit of 59,383 penalty shares to be issued. Pursuant to EITF 00-19, with the elimination of these cash penalties and a maximum limit on penalty shares, the fair value of the Warrants on the date of this amendment was reclassified to equity from liability, and gains or losses recorded to account for the contract at fair value during the period that the contract was classified as a liability were not reversed.

Note 9. Restructuring Costs

As of December 31, 2006, the Company has $6.1 million in recorded restructuring liabilities primarily related to excess leased facilities exited before 2003. The majority of this restructuring reserve was originally recorded pursuant to provisions of EITF 94-3 and continues to be evaluated pursuant to the requirements thereof. For facilities vacated after December 2002, the corresponding restructuring charge was recorded pursuant to the provisions of SFAS 146, and was recorded as a result of a change in evaluation of the real estate conditions in the United Kingdom as well as a change in sublease estimates based on communications with current and potential subtenants in the United States. Additionally, the Company vacated two buildings during 2005. These charges totaled $186,000 and $3.4 million for the years ended December 31, 2005, and 2004, respectively, and have been recorded in the Company's consolidated statements of operations as restructuring costs.

In December 2005, the Company consolidated its research and development operations into one location in Menlo Park, California to optimize the Company's research and development processes and decrease overall operating expenses. As a result, the Company terminated the employment of 15 employees based in New Hampshire. As a result of this consolidation, the Company incurred a restructuring charge of $282,000 related to employee termination costs.

In December 2006, the Company determined that it may not be able to sublease a leased facility in Princeton, New Jersey, and changed its assumption of subleasing this excess space. The Company recorded a restructuring charge of $739,000 as of December 31, 2006 mainly related to this change in estimate of sublease assumption that is not subject to any contractual arrangement. In 2006, there was also a restructuring recovery of $36,000 due to the change in estimates of termination of certain employees.

Should facilities operating lease rental rates continue to decrease in these markets or should it take longer than expected to find a suitable tenant to sublease these facilities, the actual loss could exceed this estimate. Future cash outlays are anticipated through January 2011 unless the Company negotiates to exit the leases at an earlier date. Sublease payments received were approximately $1.7 million, $494,000 and $141,000 in the years ended December 31, 2006, 2005 and 2004, respectively.

A summary of restructuring expenses, payments, and liabilities for the years ended December 31, 2004, 2005, and 2006 is as follows (in thousands):

	Severance	Facilities	Total
Restructuring reserve at December 31, 2003	$ 184	$10,010	$10,194
Restructuring charge	—	3,400	3,400
Payments made	(184)	(2,757)	(2,941)
Sublease payments received	—	141	141
Restructuring reserve at December 31, 2004	—	10,794	10,794
Restructuring charge	282	186	468
Payments made	—	(4,204)	(4,204)
Sublease payments received	—	494	494
Restructuring reserve at December 31, 2005	282	7,270	7,552
Restructuring charge (recoveries)	(36)	739	703
Payments made	(246)	(3,557)	(3,803)
Sublease payments received	—	1,650	1,650
Restructuring reserve at December 31, 2006	$ —	$ 6,102	$ 6,102

Note 10. Retirement Plan

The Company has a 401(k) retirement plan, which covers substantially all employees. Eligible employees may make salary deferral (before tax) contributions up to a specified amount. The Company, at its discretion, may make additional matching contributions on behalf of the participants of the retirement plan. The Company made no contributions for the years ended December 31, 2006, 2005 and 2004.

Note 11. Income Taxes

The components of income (loss) before income taxes are as follows:

	December 31,		
	2006	2005	2004
United States	$(2,609)	$(19,661)	$(19,064)
International	402	1,891	(2,390)
Total	$(2,207)	$(17,770)	$(21,454)

The 2006, 2005 and 2004 income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 34% to pretax loss as a result of the following (in thousands):

	Year Ended December 31,		
	2006	2005	2004
Federal tax benefit at statutory rate	$(750)	$(6,042)	$(7,294)
Current year net operating losses and temporary differences, no tax benefit recognized	(200)	5,979	7,191
Stock-based compensation	253	—	—
Nondeductible warrant expense	670	—	—
Other permanent differences	27	63	103
Foreign taxes	219	196	314
Total income tax expense	$ 219	$ 196	$ 314

In 2006, 2005 and 2004 certain foreign subsidiaries were profitable, based upon application of the Company's intercompany transfer pricing agreements, which resulted in income tax expense totaling approximately $219,000, $196,000 and $314,000 respectively, in those foreign jurisdictions.

The types of temporary differences that give rise to significant portions of the Company's deferred tax assets and liabilities are set as follows (in thousands):

	Year Ended December 31,	
	2006	2005
Deferred tax assets:		
Accruals and reserves	$ 2,808	$ 1,085
Property and equipment	7,996	8,715
Credit carryforward	2,296	2,110
Stock based compensation	25,511	24,664
Other	646	2,152
Net operating loss	170,007	173,951
Gross deferred tax assets	209,264	212,677
Valuation allowance	(209,264)	(212,677)
Net deferred tax assets	$ —	$ —

The net change in the valuation allowance for the year ended December 31, 2006 was a decrease of approximately $3.4 million due to current year taxable income net of the effect of the expiration of tax carryforwards and other assets. The net change in the valuation allowance for the years ended December 31, 2005 and 2004 was an increase of approximately $5.6 and $14.9 million, respectively, due to current year losses net of the effect of the expiration of tax carryforwards and other assets. Management believes that sufficient uncertainty exists as to whether the deferred tax assets will be realized, and accordingly, a valuation allowance is required.

A portion of deferred tax assets relating to net operating losses pertain to acquired net operating loss carryforwards of approximately $8.6 million. When recognized, the tax benefit of these loss carryforwards will be accounted for as a credit to reduce goodwill or acquired intangibles, if remaining, rather than a reduction of income tax expense.

As of December 31, 2006, the Company had net operating loss carryforwards for federal and state income tax purposes of approximately $443.0 million and $333.6 million, respectively. The federal and state net operating loss carryforwards, if not offset against future taxable income, will expire by 2025. The Company also had foreign net operating loss carryforwards of approximately $7.9 million. The foreign losses expire at various dates and some can be carried forward indefinitely.

Pursuant to the Internal Revenue Code, the amounts of and benefits from net operating loss carryforwards may be impaired or limited in certain circumstances. Events which cause limitations in the amount of net operating losses that the Company may utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50%, as defined, over a three year period. The portion of the net operating loss and tax credit carryforwards subject to potential limitation has not been included in deferred tax assets.

A portion of deferred tax assets relating to net operating losses, pertains to net operating loss carryforwards resulting from tax deductions upon the exercise of employee stock options of approximately $6.3 million. When recognized, the tax benefit of these loss carryforwards will be accounted for as a credit to additional paid-in capital rather than a reduction of the income tax expense.

The Company has deferred calculating U.S. income tax on certain foreign earnings that are deemed to be permanently re-invested overseas. Determination of the unrecognized deferred tax liability is not currently practicable and the amount is not expected to be material.

Note 12. Information About Geographic Areas

The Company's chief operating decision maker reviews financial information presented on a consolidated basis, accompanied by disaggregated information about revenues by geographic region for purposes of making operating decisions and assessing financial performance. Accordingly, the Company considers itself to be in a single industry segment: specifically the licensing and support of its software applications. Revenue classification is based upon customer location. Geographic information on revenues for the years ended December 31, 2006, 2005, and 2004 is as follows (in thousands):

	Year Ended December 31,		
	2006	2005	2004
North America	$36,894	$30,039	$31,739
Europe	16,203	11,848	15,537
Asia Pacific	933	1,241	1,624
	$54,030	$43,128	$48,900

Geographic information on the Company's long-lived assets (Property and Equipment, net, and Other Assets), based on physical location, is as follows (in thousands):

	Year Ended December 31,	
	2006	2005
United States	$1,974	$2,835
International	2,217	1,967
	$4,191	$4,802

Note 13. Related Party Transactions

On October 30, 2006, the Company entered into a consulting agreement with William T. Clifford, a member of KANA's Board of Directors. Mr. Clifford has consulted with KANA's management as an independent contractor on matters pertaining to strategic planning and business (in addition to his role as a member of the Board of Directors) for a period of twelve months that commenced on January 24, 2006. Pursuant to the terms of the Agreement, KANA will pay Mr. Clifford a fee of $59,900 in consideration for his consulting services and this amount was still outstanding to him as of December 31, 2006.

Note 14. Restated Quarterly Financial Data (Unaudited)

Subsequent to the issuance of the Company's condensed consolidated interim financial statements for the quarters ended March 31, 2006, June 30, 2006, and September 30, 2006, the Company determined that non-cash compensation expenses relating to certain options granted in 1999 were incorrectly recorded as employee stock-based compensation in each of the first three quarters of 2006. Additionally, certain other revenue and expense items including services revenue, cost of license fees, non-employee stock-based compensation and registration rights penalty were recorded in the improper quarter within 2006. As a result, the balance sheets, operating results and share data presented below for the quarters ended March 31, 2006, June 30, 2006, and September 30, 2006 have been restated.

Restated condensed consolidated financial statements reflect the following adjustments during the first three quarters of 2006. Note that numbers in parentheses represent an increase in expense and /or a decrease in income or revenue. Numbers with no parentheses represent a decrease in expense and /or an increase in income or revenue.

	Effects on Net Loss – (Increase) Decrease				
	Three Months Ended Mar. 31, 2006 As Restated	Three Months Ended June 30, 2006 As Restated	Six Months June 30, 2006 As Restated	Three Months Sept. 30, 2006 As Restated	Nine Months Sept. 30, 2006 As Restated
	Amounts in thousands, except per share data (unaudited)				
Net Adjustments to:					
Revenues:					
License fees	$ —	$ 36	$ 36	$ (36)	$ —
Services	—	—	—	89	89
Total revenues	—	36	36	53	89
Costs and Expenses:					
Cost of license fees					
Royalty costs	158	—	158	—	158
Subtotal	158	—	158	—	158
Cost of services					
Stock-based compensation	19	20	39	24	63
Subtotal	19	20	39	24	63
Sales and marketing					
Stock-based compensation	168	170	338	157	495
Other expenses	33	(32)	1	32	33
Subtotal	201	138	339	189	528
Research and development					
Stock-based compensation	120	123	243	75	318
Other expenses	(70)	10	(60)	60	—
Subtotal	50	133	183	135	318
General and administrative					
Stock-based compensation	43	210	253	13	266
Other expenses	11	75	86	179	265
Subtotal	54	285	339	192	531
Restructuring costs					
Other expenses	(46)	—	(46)	—	(46)
Subtotal	(46)	—	(46)	—	(46)
Total costs and expenses	436	576	1,012	540	1,552
Income (loss) from operations	436	612	1,048	593	1,641
Registration rights penalty	(337)	337	—	—	—
Income (loss) before income taxes	99	949	1,048	593	1,641
Net income (loss)	$ 99	$ 949	$ 1,048	$ 593	$ 1,641
Basic net income (loss) per share	$ 0.00	$ 0.03	$ 0.03	$ 0.02	$ 0.05
Diluted net income (loss) per share	$ 0.00	$ 0.03	$ 0.03	$ 0.02	$ 0.05
Shares used in computing basic net income (loss) per share	33,924	34,296	34,111	34,570	34,265
Shares used in computing diluted net income (loss) per share	33,924	34,754	34,111	35,647	34,265

	Mar. 31, 2006 As Previously Reported	Mar. 31, 2006 As Restated	June 30, 2006 As Previously Reported	June 30, 2006 As Restated	Sept. 30, 2006 As Previously Reported	Sept. 30, 2006 As Restated
	Amounts in thousands, except per share data (unaudited)					
Condensed Consolidated Balance Sheets:						
Assets						
Current assets:						
Cash and cash equivalents	$ 3,646	$ 3,646	$ 3,592	$ 3,592	$ 4,634	$ 4,634
Restricted cash	5,900	5,900	—	—	—	—
Accounts receivable, net of allowance	6,274	6,223	9,306	9,306	7,288	7,288
Prepaid expenses and other current assets	2,477	2,477	2,318	2,318	2,372	2,372
Total current assets	18,297	18,246	15,216	15,216	14,294	14,294
Restricted cash, long-term	1,045	1,045	1,055	1,055	1,063	1,063
Property and equipment, net	1,502	1,456	1,140	1,056	1,331	1,285
Goodwill	8,623	8,623	8,623	8,623	8,623	8,623
Acquired intangible assets, net	115	115	82	82	48	48
Other assets	2,872	2,872	3,158	3,158	3,029	3,029
Total assets	$ 32,454	$ 32,357	$ 29,274	$ 29,190	$ 28,388	$ 28,342
Liabilities and stockholders' equity (deficit)						
Current liabilities:						
Line of credit	$ 7,857	$ 7,857	$ 2,025	$ 2,025	$ —	$ —
Note payable	—	—	—	—	149	149
Accounts payable	3,142	3,142	3,648	3,648	2,821	2,821
Accrued liabilities	8,138	8,292	8,737	8,514	7,002	6,546
Accrued restructuring	2,464	2,464	2,136	2,136	1,992	1,992
Deferred revenue	13,418	13,418	14,060	14,024	15,637	15,548
Warrant liability	1,652	1,652	—	—	—	—
Total current liabilities	36,671	36,825	30,606	30,347	27,601	27,056
Deferred revenue, long-term	684	684	484	484	570	570
Accrued restructuring, long-term	4,379	4,379	4,329	4,329	3,802	3,802
Other long-term liabilities	680	680	611	611	937	937
Total liabilities	42,414	42,568	36,030	35,771	32,910	32,365
Stockholders' equity (deficit):						
Common stock	34	34	35	35	35	35
Additional paid-in capital	4,294,019	4,293,669	4,297,724	4,296,851	4,300,569	4,299,427
Accumulated other comprehensive income	473	473	354	354	325	325
Accumulated deficit	(4,304,486)	(4,304,387)	(4,304,869)	(4,303,821)	(4,305,451)	(4,303,810)
Total stockholders' equity (deficit)	(9,960)	(10,211)	(6,756)	(6,581)	(4,522)	(4,023)
Total liabilities and stockholders' equity (deficit)	$ 32,454	$ 32,357	$ 29,274	$ 29,190	$ 28,388	$ 28,342

	For the Quarter Ended					
	Mar. 31, 2006 As Previously Reported	Mar. 31, 2006 As Restated	June 30, 2006 As Previously Reported	June 30, 2006 As Restated	Sept. 30, 2006 As Previously Reported	Sept. 30, 2006 As Restated
	Amounts in thousands, except per share data (unaudited)					
Condensed Consolidated Statements of Operations Data:						
Revenues:						
License fees	$ 2,861	$ 2,861	$ 5,906	$ 5,942	$ 4,381	$ 4,345
Services	8,572	8,572	8,633	8,633	8,722	8,811
Total revenues	11,433	11,433	14,539	14,575	13,103	13,156
Costs and Expenses:						
Cost of license fees	609	451	761	761	832	832
Cost of services (1)	2,306	2,287	2,446	2,426	2,539	2,515
Amortization of acquired intangible assets	33	33	33	33	34	34
Sales and marketing (1)	3,950	3,749	5,359	5,221	4,514	4,325
Research and development (1)	2,620	2,570	2,322	2,189	2,853	2,718
General and administrative (1)	2,343	2,289	2,668	2,383	2,779	2,587
Restructuring costs	(36)	10	—	—	—	—
Total costs and expenses	11,825	11,389	13,589	13,013	13,551	13,011
Income (loss) from operations	(392)	44	950	1,562	(448)	145
Interest and other income (expense), net	(658)	(658)	(253)	(253)	85	85
Registration rights penalty	—	(337)	(1,032)	(695)	(166)	(166)
Income (loss) before income taxes	(1,050)	(951)	(335)	614	(529)	64
Income tax expense	(28)	(28)	(48)	(48)	(53)	(53)
Net income (loss)	$ (1,078)	$ (979)	$ (383)	$ 566	$ (582)	$ 11
Basic net income (loss) per share	$ (0.03)	$ (0.03)	$ (0.01)	$ 0.02	$ (0.02)	$ 0.00
Shares used in computing basic net income (loss) per share	33,924	33,924	34,296	34,296	34,570	34,570
Diluted net income (loss) per share	$ (0.03)	$ (0.03)	$ (0.01)	$ 0.02	$ (0.02)	$ 0.00
Shares used in computing diluted net income (loss) per share	33,924	33,924	34,296	34,754	34,570	35,647

(1) Includes employee stock-based compensation expense, which was allocated as follows:

	For the Quarter Ended					
	Mar. 31, 2006 As Previously Reported	Mar. 31, 2006 As Restated	June 30, 2006 As Previously Reported	June 30, 2006 As Restated	Sept. 30, 2006 As Previously Reported	Sept. 30, 2006 As Restated
	Amounts in thousands (unaudited)					
Cost of services	$ 74	$ 54	$ 57	$ 37	$ 86	$ 62
Sales and marketing	358	190	299	123	373	222
Research and development	221	92	187	58	161	102
General and administrative	303	44	267	41	958	1,099
Total	$956	$380	$810	$259	$1,578	$1,485

Note 15. Subsequent Events

On March 23, 2007, the Company settled its litigation with Polaris IP, LLC. In exchange for payment of a quarterly license fee through 2011, the Company received a perpetual license to certain patents, including those at issue in the litigation, and the parties agreed to dismiss their claims against each other with prejudice. The terms of the settlement included the release and dismissal of the Company's customers named in the litigation. The expense related to this settlement has been recorded in the Company's consolidated financial statements as of December 31, 2006 and was not considered material.

On February 27, 2007, the Company entered into an Amended and Restated Loan and Security Agreement with Bridge under which the Company has access to a Loan facility of $10.0 million ("Loan"). This Loan is a formula based revolving line of credit based on 80% of eligible receivables subject to two sub limits; a sub limit of $2.5 million that is available for stand-by letters of credit, settlement limits on foreign exchange contracts (FX) or cash management products and a maximum amount of $5.0 million available as a Term Loan. The total combined borrowing under the Loan and sublimits cannot exceed $10.0 million. The Loan is collateralized by all of the Company's assets and expires February 27, 2009 at which time the entire balance under the formula based line of credit will be due. The Company has a twelve month period to draw down against the Term Loan, which is repaid over a 36 month period. Interest for the Formula Based Revolving Line of Credit accrues at the Wall Street Journal's ("WSJ") Prime Lending Rate plus 1.25% while interest for the Term Loan accrues at the WSJ's Prime Lending Rate plus 1.75%. The Loan Facility contains certain restrictive covenants including but not limited to certain financial covenants such as maintaining profitability net of stock-based compensation and maintenance of certain key ratios. If we are not in compliance with the covenants of the Loan Facility, Bridge Bank has the right to declare an event of default and all of the outstanding balances owed under the Loan Facility would become immediately due and payable.

On January 24, 2007, RightNow Technologies, Inc. ("RightNow") filed a suit against the Company and four former RightNow employees who had joined the Company in 2007 in the Eighteenth Judicial District Court of Gallatin County in Montana, alleging violation of certain provisions of their employment agreements, misappropriation of trade secrets, as well as other claims, and seeking damages. The Company is undertaking to defend itself and the named individuals to the extent required by applicable laws. The Company believes it has meritorious defenses to these claims and intends to defend against this action vigorously.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

In January 2006, Deloitte & Touche LLP ("D&T") informed us that it would resign as our independent registered public accounting firm upon the completion of its review of our financial statements for the quarter and six months ended June 30, 2005.

In March 2006, we appointed Burr, Pilger & Mayer LLP as our new independent registered public accounting firm.

D&T did not include in their report on the Company's financial statements as of December 31, 2004 and for the year then ended an adverse opinion or a disclaimer of opinion, or a qualification or modification as to uncertainty, audit scope, or accounting principle, nor were there disagreements between the Company and D&T on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to D&T's satisfaction, would have caused D&T to make reference to the subject matter of the disagreement in connection with its report on the Company's financial statements as of and for the year ended December 31, 2004. In the course of the audit of the Company's consolidated financial statements for the year ended December 31, 2004, D&T identified and reported material weaknesses in the Company's internal control over financial reporting. First, we had weaknesses in its general accounting processes related to insufficient documentation and analyses to support its consolidated financial statements, failure to properly evaluate estimates of royalties due, inadequate reconciliation of inter-company accounts, insufficient staffing in the accounting and reporting function, which was exacerbated by changes in management and accounting personnel, and insufficient training of its accounting department. Second, there was no independent review of journal entries, and insufficient documentation or support for journal entries and consolidation entries. In a number of cases, this required adjustments to the Company's consolidated financial statements for the year ended December 31, 2004. Third, we had multiple and inconsistent travel and entertainment policies and inadequate processes and procedures for review of expense reimbursement requests that were also a material weakness in internal controls.

ITEM 9A. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

Regulations under the Exchange Act require public companies, including our company, to maintain "disclosure controls and procedures," which are defined as controls and other procedures that are designed to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Our Chief Executive Officer and Chief Financial Officer performed an evaluation of our disclosure controls and procedures as of the end of the period covered by this report and found that they were not effective as a result of the material weaknesses described below.

Changes in Internal Control over Financial Reporting

Regulations under the Exchange Act require public companies, including our Company, to evaluate any change in our "internal control over financial reporting" as such term is defined in Rule 13a-15(f) and Rule 15d-15(f) of the Exchange Act. In connection with their evaluation of our disclosure controls and procedures as of the end of the period covered by this report, our Chief Executive Officer and Chief Financial Officer did not identify any change in our internal control over financial reporting during the fourth fiscal quarter that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting other than the changes noted below:

- The new processes and internal controls developed and implemented during the quarters ended March 31, 2006 and June 30, 2006 were tested and determined to be effective.

During the quarter ended September 30, 2006, there were no changes that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

During the quarter ended June 30, 2006, we had the following changes that materially affected, or is reasonable likely to materially affect, our internal control over financial reporting:

- On May 16, 2006, we replaced our Domestic Controller with a Director of Finance who is a Certified Public Accountant and has 17 years of financial management experience in high-tech companies to address shortfalls in staffing and to assist with accounting, finance, internal audits and information technology. This change addressed the internal control weakness related to insufficient staffing in the accounting and reporting functions.
- As of June 30, 2006, we implemented a policy of review of all domestic journal entries, including consolidated entries, for adequate document support by our Director of Finance before the entry is posted. This change was made to address the internal control weakness related to independent review of journal entries and insufficient documentation or support for journal entries and consolidation entries.
- As of June 30, 2006, we relocated our worldwide consolidation activities from our Netherlands office to our corporate headquarters in Menlo Park, California. This change was made to address the internal control weakness related to our insufficient documentation and analysis to support the consolidated financial statements. By preparing the worldwide consolidation in our headquarters, there is greater control and visibility over the consolidation process.
- As of June 30, 2006, we implemented a policy under which our management performs a top level balance sheet and income statement "flux analysis" comparing the changes from the prior period's financial statements and analyzing the differences. This change was made to address the general weakness in our general accounting processes related to documentation and analyses to support the consolidated financial statements. By performing a higher level management review of financial statements, we have greater assurance of the overall accuracy of the financial statements.
- As of June 30, 2006, we implemented a program to train our accounting staff to perform monthly analyses on general ledger accounts comparing the changes from the prior period's financial statements and analyzing the differences. This change was made to address the internal control weakness related to insufficient training in the accounting department.

During the quarter ended March 31, 2006, we had the following changes that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting:

- On February 8, 2006, we hired our Vice President of Finance who is a Certified Public Accountant and has over 30 years of financial management experience including over 20 years working in SEC reporting companies. This change addressed the internal control weakness related to insufficient staffing in the accounting and reporting function. Additionally, we engaged service providers on a permanent basis to address shortfalls in staffing and to assist with accounting, finance, internal audits and information technology.
- As of March 31, 2006, we transferred the responsibility for accounting for royalties to a member of the general accounting team to establish a separation of duties between the revenue and order processing function and calculating royalties related to customer shipments. This change was made to address the internal control weakness related to the failure to properly evaluate estimates of royalties due.

During the quarter ended December 31, 2005, there were no changes that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

During the quarter ended March 31, 2005, we had the following changes that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting:

- As of March 31, 2005, management adopted a single, comprehensive travel and entertainment reimbursement policy and implemented enhanced procedures and controls for the submission and review of expense reimbursement requests. This change was made to address the internal control weakness related to erroneous expense reimbursements as a result of inconsistent travel and entertainment policies, inadequate review of expense reimbursement requests and carelessness.

Material Weaknesses and Corrective Action Plans

As previously disclosed by us in our Form NT-10-K filed with the U.S. Securities and Exchange Commission on April 1, 2005, during the first quarter of 2005, our Audit Committee (the "Audit Committee") completed an examination of certain of our internal controls relating to travel and entertainment expenses and implemented a series of measures designed to enhance our internal controls with respect thereto.

As a result of the investigation, the Audit Committee concluded that during the 2002—2004 period, our then Chairman of the Board of Directors and Chief Executive Officer, Chuck Bay, had received reimbursement for approximately $137,000 in expenses that did not comply with the Company policies, that lacked sufficient documentation, or that were otherwise erroneous or duplicative. The Audit Committee also concluded that certain other executive officers received travel, entertainment, and other expense reimbursements in lesser amounts that did not comply with the Company's policies, lacked sufficient documentation, or were otherwise erroneous or duplicative. The Audit Committee did not conclude that the excess reimbursements were the result of willful misconduct on the part of Mr. Bay; or any other KANA employee. Rather, the Audit Committee primarily attributed the excess reimbursements to the existence of multiple and inconsistent travel and entertainment policies, inadequate review of expense reimbursement requests and carelessness.

During the first quarter of 2005, the Audit Committee adopted various remedial measures, including a requirement that Mr. Bay and others immediately repay the amounts that the Audit Committee determined were inappropriate. Mr. Bay and the other individuals have repaid these amounts in full. The Audit Committee has also directed that management adopt a single, comprehensive travel and entertainment reimbursement policy and implement enhanced procedures and controls for the submission and review of expense reimbursement requests. Management has implemented these measures, and the Audit Committee will continue to monitor the effectiveness of these remedial measures. In addition, our independent directors determined that it would be advisable to separate the roles of Chairman of the Board of Directors and Chief Executive Officer. Accordingly, Mr. Bay resigned from his position as Chairman of the Board of Directors, effective May 23, 2005, but he retained his positions as a director and as Chief Executive Officer. Subsequently, on August 25, 2005, Mr. Bay resigned from his position as Chief Executive Officer, and Mr. Bay's position as a director expired at the Annual Stockholders Meeting held in November 2005.

We have determined that the dollar amounts involved in the excess reimbursements were not material for the 2002-2004 financial periods. However, the existence of multiple and inconsistent travel and entertainment policies and inadequate processes and procedures for review of expense reimbursement requests represented a material weakness in our internal controls. A material weakness in internal control is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

In the course of the audit of our consolidated financial statements for the year ended December 31, 2004, our former independent registered public accounting firm identified and reported additional material weaknesses in our internal control over financial reporting. First, we had weaknesses in our general accounting processes related to insufficient documentation and analyses to support our consolidated financial statements, failure to properly evaluate estimates of royalties due, inadequate reconciliation of inter-company accounts, insufficient staffing in the accounting and reporting function, which was exacerbated by changes in management and accounting personnel, and insufficient training of our accounting department. Second, there was no independent review of journal entries, and insufficient documentation or support for journal entries and consolidation entries. In a number of cases, this required adjustments to our financial statements for the year ended December 31, 2004.

Our management has determined that the material weaknesses as of December 31, 2004 continued to exist during 2005. As a result, we concluded that our internal controls over financial reporting were not effective as of December 31, 2005. We believe that these material weaknesses did not have a material impact on our consolidated financial statements included in this report due to the fact that we performed substantial analysis on the December 31, 2005 and prior period financial statement balances, including performing historical account reconciliations, having account balance analyses reviewed by senior management, and reconstructing certain account balances. However, these material weaknesses increase the risk that a transaction will not be accounted for consistently and in accordance with established policy or accounting principles generally accepted in the United States of America, and they increase the risk of error.

Management, with the oversight of the Audit Committee of the Board of Directors, has addressed these material weaknesses and has implemented controls to remediate these internal control weaknesses. Management believes that it has corrected the material weakness relating to travel and entertainment expense reimbursement by the end of the first quarter of 2005. New processes and internal controls have been approved and implemented and management has concluded that as of December 31, 2006, these controls are operating effectively..

During the 2006 year-end close we identified and reported a material weakness in our internal control over financial reporting related to stock-based compensation. A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected. This material weakness related to our failure to complete a proper analysis of historical stock option vesting data within our system, which resulted in a net overstatement of our stock-based compensation during the interim reporting periods of fiscal year 2006..As a result of this material weakness, quarterly results of operations have been restated, as provided in Note 14 of the accompanying consolidated financial statements, and prior period pro-forma informational disclosure of expenses in accordance with SFAS 123 have also been restated as provided in Note 7 of the accompanying consolidated financial statements.

As a result, we are unable to conclude that our disclosure controls and procedures were effective as of December 31, 2006.

Management, with the oversight of the Audit Committee of the Board of Directors, has begun to address this material weakness and is committed to effective remediation of this material weakness as expeditiously as possible. Management has implemented a procedure to review the stock option reports on a quarterly basis to assure that only current employee options that are expected to vest are included in the employee stock-based compensation expense for such period. This material weakness will not be considered remediated until new internal controls are developed and implemented throughout the Company, are operational for a period of time and are tested, and management concludes that these controls are operating effectively.

ITEM 9B. OTHER INFORMATION.

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

Information regarding executive officers may be found in the section captioned "Executive Officers of the Registrant" (Part I, Item 4A) of this Annual Report on Form 10-K. Information regarding our directors, Code of Ethics and compliance with Section 16(a) of the Exchange Act may be found in sections captioned "Proposal One – Election of Directors," "Code of Ethics and Conduct" and "Section 16(a) Beneficial Ownership Reporting Compliance," respectively, appearing in the definitive Proxy Statement to be delivered to stockholders in connection with the 2007 Annual Meeting of Stockholders. This information is incorporated herein by reference.

Our Board of Directors has adopted a Code of Ethics and Conduct applicable to all of our directors, officers, and employees, as required by applicable securities laws and the rules of the SEC and listing standards of The NASDAQ Stock Market. A copy of our Code of Ethics and Conduct is posted in the Corporate Governance section of our Internet website at www.kana.com under Investor Relations.

ITEM 11. EXECUTIVE COMPENSATION.

Information with respect to this item may be found in the sections captioned "Executive Compensation and Related Information" and "Compensation Discussion and Analysis" appearing in the definitive Proxy Statement to be delivered to stockholders in connection with the 2007 Annual Meeting of Stockholders. This information is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

Information with respect to this item may be found in the sections captioned "Security Ownership of Certain Beneficial Owners and Management" and "Executive Compensation and Related Information appearing in the definitive Proxy Statement to be delivered to stockholders in connection with the 2007 Annual Meeting of Stockholders. This information is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

Information with respect to this item may be found in the section captioned "Certain Relationships and Related Transactions, and Director Independence" appearing in the definitive Proxy Statement to be delivered to stockholders in connection with the 2007 Annual Meeting of Stockholders. This information is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Information with respect to this item may be found in the section captioned "Principal Accountant Fees and Services" appearing in the definitive Proxy Statement to be delivered to stockholders in connection with the 2007 Annual Meeting of Stockholders. This information is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) The following documents are filed as part of this Report:

1. Financial Statements:

2. Financial Statement Schedules:

Schedules not listed above have been omitted because they are not applicable, not required, or the information required to be set forth therein is included in the consolidated financial statements or notes there.

3. Exhibits:

		Incorporated by Reference				
Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith
3.01	Second Amended and Restated Certificate of Incorporation as amended by the Certificate of Amendment dated April 18, 2000.	8-K	000-27163	3.1	5/4/00	
3.02	Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation dated April 18, 2001.	S-8	333-64552	4.02	7/3/01	
3.03	Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation filed on December 11, 2001.	S-3	333-77068	4.03	1/18/02	
3.04	Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation dated November 21, 2005.	8-A	000-27163	3.04	1/31/06	
3.05	Amended and Restated Bylaws, as amended October 12, 2001.	10-K	000-27163	3.05	3/28/03	
3.06	Certificate of Designation of Series A Junior Participating Preferred Stock, as filed with the Secretary of State of Delaware on January 27, 2006.	8-K	000-27163	3.01	1/31/06	
4.01	Form of Specimen Common Stock Certificate.	S-1/A	333-82587	4.01	9/21/99	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
4.02	Form of Rights Certificate.	8-K	000-27163	4.01	1/31/06	
4.03	Rights Agreement, dated as of January 26, 2006, by and between Kana Software, Inc. and U.S. Stock Transfer Corporation.	8-K	000-27163	4.02	1/31/06	
10.01	Kana Software, Inc. 1999 Stock Incentive Plan, as amended.**	10-Q	000-27163	10.01	11/14/06	
10.02	Kana Software, Inc. 1999 Employee Stock Purchase Plan, as amended.**	S-4/A	333-59754	10.23	5/18/01	
10.03	Kana Software, Inc. 1999 Special Stock Option Plan.**	S-8	333-32460	99.01	3/14/00	
10.04	Kana Software, Inc. 1999 Special Stock Option Plan—Form of Nonstatutory Stock Option Agreement—4-year vesting.**	S-8	333-32460	99.02	3/14/00	
10.05	Kana Software, Inc. 1999 Special Stock Option Plan—Form of Nonstatutory Stock Option Agreement—30-month vesting.**	S-8	333-32460	99.03	3/14/00	
10.06	Broadbase Software, Inc. 2000 Stock Incentive Plan, as amended.**	10-Q	000-27163	10.02	11/14/06	
10.07	Broadbase Software, Inc. 2000 Stock Incentive Plan, as amended, related forms of agreements.**	S-8±	333-38480	4.09	6/02/00	
10.08	Broadbase Software, Inc. 1999 Equity Incentive Plan, as amended November 2, 2000.**	S-4/A±	333-4896	4.09	11/09/00	
10.09	Lease Agreement, dated December 23, 1999, between Broadbase Software, Inc. and Bohannon Trusts Partnership II.	10-Q±	000-27163	10.03	5/11/00	
10.10	Lease Agreement, dated August 11, 2000, between Broadbase Software, Inc. and J. Robert S. Wheatley and Roger A. Fields, d.b.a. R & R Properties.	10-Q±	000-27163	10.4	11/13/00	
10.11	Assignment Agreement and First Amendment of Lease dated November 11, 2002 between the Registrant and J. Robert S. Wheatley and Roger A. Fields, d.b.a. R & R Properties.	8-K	000-27163	99.1	11/21/02	
10.12	Warrant to Purchase Common Stock, dated August 7, 2001, between Kana Communications, Inc. and General Electric Capital Corporation.	S-3	333-77068	4.12	1/18/02	
10.13	Warrant to Purchase Common Stock, dated September 5, 2001, between Kana Communications, Inc. and Banca 121.	S-3	333-77068	4.13	1/18/02	
10.14	Share Purchase Agreement by and among Kana Software, Inc., TCV IV, L.P., and TCV IV Strategic Partners, L.P., dated as of November 28, 2001.	8-K/A	000-27163	99.01	12/13/01	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
10.15	Form of Contingent Warrant to purchase Common Stock issued in conjunction with the Share Purchase Agreement dated November 28, 2001 between the Registrant and the Investors named therein.	8-K/A	000-27163	99.02	12/13/01	
10.16	Form of Commitment Warrant to purchase Common Stock issued in conjunction with the Share Purchase Agreement dated November 28, 2001 between the Registrant and the Investors named therein.	8-K/A	000-27163	99.03	12/13/01	
10.17	Warrant to Purchase Common Stock, dated September 5, 2001 between Kana Software, Inc. and IBM.	10-K	000-27163	10.20	3/19/04	
10.18	Common Stock and Warrant Purchase Agreement, dated as of June 25, 2005, by and among Kana Software, Inc., Nightwatch Capital Partners, LP, NightWatch Capital Partners II, LP and RHP Master Fund, Ltd.	8-K	000-27163	10.01	6/30/05	
10.19	Registration Rights Agreement, dated as of June 25, 2005, by and among Kana Software, Inc. and Nightwatch Capital Partners, LP, NightWatch Capital Partners II, LP and RHP Master Fund, Ltd.	8-K	000-27163	10.02	6/30/05	
10.20	Form of Stock Purchase Warrant issued by Kana Software, Inc. to NightWatch Capital Partners, LP, NightWatch Capital Partners II, LP and RHP Master Fund, Ltd. in connection with the Common Stock and Warrant Purchase Agreement, dated as of June 25, 2005.	8-K	000-27163	10.03	6/30/05	
10.21	Common Stock and Warrant Purchase Agreement, dated as of September 29, 2005, by and among Kana Software, Inc., Nightwatch Capital Partners, LP, NightWatch Capital Partners II, LP and RHP Master Fund, Ltd.	8-K	000-27163	10.01	10/03/05	
10.22	Registration Rights Agreement, dated as of September 29, 2005, between Kana Software, Inc., Nightwatch Capital Partners, LP, NightWatch Capital Partners II, LP and RHP Master Fund, Ltd.	8-K	000-27163	10.02	10/03/05	
10.23	Form of Stock Purchase Warrant issued by Kana Software, Inc. to Nightwatch Capital Partners, LP and NightWatch Capital Partners II, LP in connection with the Common Stock and Warrant Purchase Agreement, dated as of September 29, 2005.	8-K	000-27163	10.03	10/03/05	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
10.24	Stock Purchase Warrant issued by Kana Software, Inc. to RHP Master Fund, Ltd., in connection with the Common Stock and Warrant Purchase Agreement, dated as of September 29, 2005.	8-K	000-27163	10.04	10/03/05	
10.25	Amendment to Registration Rights Agreement, dated September 29, 2005.	8-K	000-27163	10.05	10/03/05	
10.26	Form of Amended and Restated Stock Purchase Warrant issued by Kana Software, Inc. to Nightwatch Capital Partners, LP and NightWatch, dated September 29, 2005.	8-K	000-27163	10.06	10/03/05	
10.27	Amended and Restated Stock Purchase Warrant issued by Kana Software, Inc. to RHP Master Fund, Ltd., dated September 29, 2005.	8-K	000-27163	10.07	10/03/05	
10.28	Stock Purchase Warrant issued by Kana Software, Inc. to NightWatch Capital Partners, LP, dated October 25, 2005, in connection with the Common Stock and Warrant Purchase Agreement, dated as of September 29, 2005.	8-K	000-27163	10.01	10/31/05	
10.29	Stock Purchase Warrant issued by Kana Software, Inc. to NightWatch Capital Partners II, LP, dated October 25, 2005, in connection with the Common Stock and Warrant Purchase Agreement, dated as of September 29, 2005.	8-K	000-27163	10.02	10/31/05	
10.30	Stock Purchase Warrant issued by Kana Software, Inc. to RHP Master Fund, Ltd., dated October 25, 2005, in connection with the Common Stock and Warrant Purchase Agreement, dated as of September 29, 2005.	8-K	000-27163	10.03	10/31/05	
10.31	Second Amendment to Registration Rights Agreement, dated May 8, 2006, by and among Kana Software, Inc., NightWatch Capital Partners, LP, NightWatch Capital Partners II, LP and RHP Master Fund, Ltd.'	8-K	000-27163	10.01	5/11/06	
10.32	First Amendment to Registration Rights Agreement, dated May 8, 2006, by and among Kana Software, Inc., NightWatch Capital Partners, LP, NightWatch Capital Partners II, LP and RHP Master Fund, Ltd.	8-K	000-27163	10.02	5/11/06	
10.33	Offer letter to John M. Thompson dated October 8, 2004.**	10-Q	000-27163	10.2	11/15/04	
10.34	Employment Offer Letter, between Kana Software, Inc. and Michael S. Fields, dated as of September 9, 2005.**	8-K/A	000-27163	10.01	11/23/05	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
10.35	Consulting Agreement, between Kana Software, Inc. and Michael S. Fields, dated as of July 25, 2005.**	8-K/A	000-27163	10.02	11/23/05	
10.36	Business Financing Agreement, dated as of November 30, 2005, between Bridge Bank, National Association and Kana Software, Inc.	8-K	000-27163	10.01	12/07/05	
10.37	Business Financing Agreement, dated as of December 29, 2005, between Bridge Bank, National Association and Kana Software, Inc.	10-K	000-27163	10.41	7/06/06	
10.38	Business Financing Modification Agreement, dated as of December 29, 2005, between Kana Software, Inc. and Bridge Bank, National Association.	10-K	000-27163	10.42	7/06/06	
10.39	Business Financing Modification Agreement, dated as of March 30, 2006, between Kana Software, Inc. and Bridge Bank, National Association.	10-K	000-27163	10.43	7/06/06	
10.40	Business Financing Modification Agreement, dated as of March 30, 2006, between Kana Software, Inc. and Bridge Bank, National Association.	10-K	000-27163	10.44	7/06/06	
10.41	Employment Termination, Release and Consulting Agreement, between Kana Software, Inc. and Alan Hubbard, dated February 14, 2006.**	8-K	000-27163	10.01	2/21/06	
10.42	Description of Director Cash Compensation Arrangements, adopted April 20, 2006.**	8-K	000-27163	10.01	4/25/06	
10.43	Employment Termination, Release and Consulting Agreement, between Kana Software, Inc. and Brian Kelly, dated May 31, 2006.**	8-K	000-27163	10.01	6/13/06	
10.44	Kana Software, Inc. 1997 Stock Option Plan.**	S-1	333-82587	10.1	7/09/97	
10.45	Letter Agreement, dated as of September 29, 2005, by and among Kana Software, Inc., NightWatch Capital Partners, LP, NightWatch Capital Partners II LP and RHP Master Fund Ltd.	10-Q	000-27163	10.08	7/06/06	
10.46	Consulting Agreement, between Kana Software, Inc. and William T. Clifford, dated October 30, 2006.**	8-K	000-27163	10.01	11/03/06	
10.47	Offer Letter to Jay A. Jones, dated as of August 14, 2006.**	10-Q	000-27163	10.03	11/14/06	
21.01	List of subsidiaries of Registrant.					X

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
23.01	Consent of Independent Registered Public Accounting Firm.					X
23.02	Consent of Independent Registered Public Accounting Firm.					X
24.01	Power of Attorney (included on page 87 of this Annual Report on Form 10-K).					X
31.01	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
31.02	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
32.01	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. *					X
32.02	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. *					X

* These certifications accompany KANA's Annual Report on Form 10-K; they are not deemed "filed" with the Securities and Exchange Commission and are not to be incorporated by reference in any filing of KANA under the Securities Act of 1933, or the Securities Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language in any filings.

** Indicates management contract or compensatory plan or arrangement.

± Filed by Broadbase Software, Inc.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
KANA SOFTWARE, INC.

	Balance at Beginning of Year	Amounts recorded in Write-off and Expenses	Deductions	Balance at End of Year
Allowance for Doubtful Accounts:				
Year ended December 31, 2006	$ 149	$ 90	$ (84)	$155
Year ended December 31, 2005	$ 586	$ 26	$(463)	$149
Year ended December 31, 2004	$1,187	$(569)	$ (32)	$586

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Menlo Park, state of California, on March 30, 2007.

Kana Software, Inc.

/s/ MICHAEL S. FIELDS

Michael S. Fields
Chief Executive Officer and Chairman of the Board
(Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Michael S. Fields and John M. Thompson, and each of them, his or her true lawful attorneys-in-fact and agents, with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granted unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each an every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his, her or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: March 30, 2007	By /s/ MICHAEL S. FIELDS Michael S. Fields Chief Executive Officer and Chairman of the Board (Principal Executive Officer)
Date: March 30, 2007	By /s/ JOHN M. THOMPSON John Thompson Chief Financial Officer (Principal Financial and Accounting Officer)
Date: March 30, 2007	By /s/ JERRY R. BATT Jerry R. Batt Director
Date: March 30, 2007	By /s/ STEPHANIE VINELLA Stephanie Vinella Director
Date: March 30, 2007	By /s/ MICHAEL J. SHANNAHAN Michael J. Shannahan Director

Date: March 30, 2007	By	/s/ WILLIAM T. CLIFFORD William T. Clifford Director
Date: March 30, 2007	By	/s/ JOHN F. NEMELKA John F. Nemelka Director

EXHIBIT INDEX

Incorporated by Reference

Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith
3.01	Second Amended and Restated Certificate of Incorporation as amended by the Certificate of Amendment dated April 18, 2000.	8-K	000-27163	3.1	5/4/00	
3.02	Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation dated April 18, 2001.	S-8	333-64552	4.02	7/3/01	
3.03	Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation filed on December 11, 2001.	S-3	333-77068	4.03	1/18/02	
3.04	Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation dated November 21, 2005.	8-A	000-27163	3.04	1/31/06	
3.05	Amended and Restated Bylaws, as amended October 12, 2001.	10-K	000-27163	3.05	3/28/03	
3.06	Certificate of Designation of Series A Junior Participating Preferred Stock, as filed with the Secretary of State of Delaware on January 27, 2006.	8-K	000-27163	3.01	1/31/06	
4.01	Form of Specimen Common Stock Certificate.	S-1/A	333-82587	4.01	9/21/99	
4.02	Form of Rights Certificate.	8-K	000-27163	4.01	1/31/06	
4.03	Rights Agreement, dated as of January 26, 2006, by and between Kana Software, Inc. and U.S. Stock Transfer Corporation.	8-K	000-27163	4.02	1/31/06	
10.01	Kana Software, Inc. 1999 Stock Incentive Plan, as amended.**	10-Q	000-27163	10.01	11/14/06	
10.02	Kana Software, Inc. 1999 Employee Stock Purchase Plan, as amended.**	S-4/A	333-59754	10.23	5/18/01	
10.03	Kana Software, Inc. 1999 Special Stock Option Plan.**	S-8	333-32460	99.01	3/14/00	
10.04	Kana Software, Inc. 1999 Special Stock Option Plan—Form of Nonstatutory Stock Option Agreement—4-year vesting.**	S-8	333-32460	99.02	3/14/00	
10.05	Kana Software, Inc. 1999 Special Stock Option Plan—Form of Nonstatutory Stock Option Agreement—30-month vesting.**	S-8	333-32460	99.03	3/14/00	
10.06	Broadbase Software, Inc. 2000 Stock Incentive Plan, as amended.**	10-Q	000-27163	10.02	11/14/06	
10.07	Broadbase Software, Inc. 2000 Stock Incentive Plan, as amended, related forms of agreements.**	S-8±	333-38480	4.09	6/02/00	

Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith
10.08	Broadbase Software, Inc. 1999 Equity Incentive Plan, as amended November 2, 2000.**	S-4/A±	333-4896	4.09	11/09/00	
10.09	Lease Agreement, dated December 23, 1999, between Broadbase Software, Inc. and Bohannon Trusts Partnership II.	10-Q±	000-27163	10.03	5/11/00	
10.10	Lease Agreement, dated August 11, 2000, between Broadbase Software, Inc. and J. Robert S. Wheatley and Roger A. Fields, d.b.a. R & R Properties.	10-Q±	000-27163	10.4	11/13/00	
10.11	Assignment Agreement and First Amendment of Lease dated November 11, 2002 between the Registrant and J. Robert S. Wheatley and Roger A. Fields, d.b.a. R & R Properties.	8-K	000-27163	99.1	11/21/02	
10.12	Warrant to Purchase Common Stock, dated August 7, 2001, between Kana Communications, Inc. and General Electric Capital Corporation.	S-3	333-77068	4.12	1/18/02	
10.13	Warrant to Purchase Common Stock, dated September 5, 2001, between Kana Communications, Inc. and Banca 121.	S-3	333-77068	4.13	1/18/02	
10.14	Share Purchase Agreement by and among Kana Software, Inc., TCV IV, L.P., and TCV IV Strategic Partners, L.P., dated as of November 28, 2001.	8-K/A	000-27163	99.01	12/13/01	
10.15	Form of Contingent Warrant to purchase Common Stock issued in conjunction with the Share Purchase Agreement dated November 28, 2001 between the Registrant and the Investors named therein.	8-K/A	000-27163	99.02	12/13/01	
10.16	Form of Commitment Warrant to purchase Common Stock issued in conjunction with the Share Purchase Agreement dated November 28, 2001 between the Registrant and the Investors named therein.	8-K/A	000-27163	99.03	12/13/01	
10.17	Warrant to Purchase Common Stock, dated September 5, 2001 between Kana Software, Inc. and IBM.	10-K	000-27163	10.20	3/19/04	
10.18	Common Stock and Warrant Purchase Agreement, dated as of June 25, 2005, by and among Kana Software, Inc., Nightwatch Capital Partners, LP, NightWatch Capital Partners II, LP and RHP Master Fund, Ltd.	8-K	000-27163	10.01	6/30/05	
10.19	Registration Rights Agreement, dated as of June 25, 2005, by and among Kana Software, Inc. and Nightwatch Capital Partners, LP, NightWatch Capital Partners II, LP and RHP Master Fund, Ltd.	8-K	000-27163	10.02	6/30/05	

Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith
10.20	Form of Stock Purchase Warrant issued by Kana Software, Inc. to NightWatch Capital Partners, LP, NightWatch Capital Partners II, LP and RHP Master Fund, Ltd. in connection with the Common Stock and Warrant Purchase Agreement, dated as of June 25, 2005.	8-K	000-27163	10.03	6/30/05	
10.21	Common Stock and Warrant Purchase Agreement, dated as of September 29, 2005, by and among Kana Software, Inc., Nightwatch Capital Partners, LP, NightWatch Capital Partners II, LP and RHP Master Fund, Ltd.	8-K	000-27163	10.01	10/03/05	
10.22	Registration Rights Agreement, dated as of September 29, 2005, between Kana Software, Inc., Nightwatch Capital Partners, LP, NightWatch Capital Partners II, LP and RHP Master Fund, Ltd.	8-K	000-27163	10.02	10/03/05	
10.23	Form of Stock Purchase Warrant issued by Kana Software, Inc. to Nightwatch Capital Partners, LP and NightWatch Capital Partners II, LP in connection with the Common Stock and Warrant Purchase Agreement, dated as of September 29, 2005.	8-K	000-27163	10.03	10/03/05	
10.24	Stock Purchase Warrant issued by Kana Software, Inc. to RHP Master Fund, Ltd., in connection with the Common Stock and Warrant Purchase Agreement, dated as of September 29, 2005.	8-K	000-27163	10.04	10/03/05	
10.25	Amendment to Registration Rights Agreement, dated September 29, 2005.	8-K	000-27163	10.05	10/03/05	
10.26	Form of Amended and Restated Stock Purchase Warrant issued by Kana Software, Inc. to Nightwatch Capital Partners, LP and NightWatch, dated September 29, 2005.	8-K	000-27163	10.06	10/03/05	
10.27	Amended and Restated Stock Purchase Warrant issued by Kana Software, Inc. to RHP Master Fund, Ltd., dated September 29, 2005.	8-K	000-27163	10.07	10/03/05	
10.28	Stock Purchase Warrant issued by Kana Software, Inc. to NightWatch Capital Partners, LP, dated October 25, 2005, in connection with the Common Stock and Warrant Purchase Agreement, dated as of September 29, 2005.	8-K	000-27163	10.01	10/31/05	
10.29	Stock Purchase Warrant issued by Kana Software, Inc. to NightWatch Capital Partners II, LP, dated October 25, 2005, in connection with the Common Stock and Warrant Purchase Agreement, dated as of September 29, 2005.	8-K	000-27163	10.02	10/31/05	

Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith
10.30	Stock Purchase Warrant issued by Kana Software, Inc. to RHP Master Fund, Ltd., dated October 25, 2005, in connection with the Common Stock and Warrant Purchase Agreement, dated as of September 29, 2005.	8-K	000-27163	10.03	10/31/05	
10.31	Second Amendment to Registration Rights Agreement, dated May 8, 2006, by and among Kana Software, Inc., NightWatch Capital Partners, LP, NightWatch Capital Partners II, LP and RHP Master Fund, Ltd.	8-K	000-27163	10.01	5/11/06	
10.32	First Amendment to Registration Rights Agreement, dated May 8, 2006, by and among Kana Software, Inc., NightWatch Capital Partners, LP, NightWatch Capital Partners II, LP and RHP Master Fund, Ltd.	8-K	000-27163	10.02	5/11/06	
10.33	Offer letter to John M. Thompson dated October 8, 2004.**	10-Q	000-27163	10.2	11/15/04	
10.34	Employment Offer Letter, between Kana Software, Inc. and Michael S. Fields, dated as of September 9, 2005.**	8-K/A	000-27163	10.01	11/23/05	
10.35	Consulting Agreement, between Kana Software, Inc. and Michael S. Fields, dated as of July 25, 2005.**	8-K/A	000-27163	10.02	11/23/05	
10.36	Business Financing Agreement, dated as of November 30, 2005, between Bridge Bank, National Association and Kana Software, Inc.	8-K	000-27163	10.01	12/07/05	
10.37	Business Financing Agreement, dated as of December 29, 2005, between Bridge Bank, National Association and Kana Software, Inc.	10-K	000-27163	10.41	7/06/06	
10.38	Business Financing Modification Agreement, dated as of December 29, 2005, between Kana Software, Inc. and Bridge Bank, National Association.	10-K	000-27163	10.42	7/06/06	
10.39	Business Financing Modification Agreement, dated as of March 30, 2006, between Kana Software, Inc. and Bridge Bank, National Association.	10-K	000-27163	10.43	7/06/06	
10.40	Business Financing Modification Agreement, dated as of March 30, 2006, between Kana Software, Inc. and Bridge Bank, National Association.	10-K	000-27163	10.44	7/06/06	
10.41	Employment Termination, Release and Consulting Agreement, between Kana Software, Inc. and Alan Hubbard, dated February 14, 2006.**	8-K	000-27163	10.01	2/21/06	

Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith
10.42	Description of Director Cash Compensation Arrangements, adopted April 20, 2006.**	8-K	000-27163	10.01	4/25/06	
10.43	Employment Termination, Release and Consulting Agreement, between Kana Software, Inc. and Brian Kelly, dated May 31, 2006.**	8-K	000-27163	10.01	6/13/06	
10.44	Kana Software, Inc. 1997 Stock Option Plan.**	S-1	333-82587	10.1	7/09/97	
10.45	Letter Agreement, dated as of September 29, 2005, by and among Kana Software, Inc., NightWatch Capital Partners, LP, NightWatch Capital Partners II LP and RHP Master Fund Ltd.	10-Q	000-27163	10.08	7/06/06	
10.46	Consulting Agreement, between Kana Software, Inc. and William T. Clifford, dated October 30, 2006.**	8-K	000-27163	10.01	11/03/06	
10.47	Offer Letter to Jay A. Jones, dated as of August 14, 2006.**	10-Q	000-27163	10.03	11/14/06	
21.01	List of subsidiaries of Registrant.					X
23.01	Consent of Independent Registered Public Accounting Firm.					X
23.02	Consent of Independent Registered Public Accounting Firm.					X
24.01	Power of Attorney (included on page 87 of this Annual Report on Form 10-K).					X
31.01	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
31.02	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
32.01	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*					X
32.02	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*					X

* These certifications accompany KANA's Annual Report on Form 10-K; they are not deemed "filed" with the Securities and Exchange Commission and are not to be incorporated by reference in any filing of KANA under the Securities Act of 1933, or the Securities Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language in any filings.

** Indicates management contract or compensatory plan or arrangement.

± Filed by Broadbase Software, Inc.

EXHIBIT 31.01

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER PURSUANT TO THE SECURITIES EXCHANGE ACT OF 1934 RULE 13a-14(a)/15d-14(a) AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Michael S. Fields, Chief Executive Officer of the registrant, certify that:

1. I have reviewed this Annual Report on Form 10-K of KANA Software, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an Annual Report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 30, 2007

/s/ MICHAEL S. FIELDS

Michael S. Fields

Chief Executive Officer

EXHIBIT 31.02

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER PURSUANT TO THE SECURITIES EXCHANGE ACT OF 1934 RULE 13a-14(a)/15d-14(a) AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, John M. Thompson, Chief Financial Officer of the registrant, certify that:

1. I have reviewed this Annual Report on Form 10-K of KANA Software, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an Annual Report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 30, 2007

/s/ JOHN M. THOMPSON

John M. Thompson
Chief Financial Officer

EXHIBIT 32.01

CERTIFICATION PURSUANT TO
RULE 13a-14(b) OF THE SECURITIES EXCHANGE ACT OF 1934
AND 18 U.S.C. SECTION 1350

In connection with the Annual Report of KANA Software, Inc. (the "Registrant") on Form 10-K for the annual period ended December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Michael S. Fields, Chief Executive Officer of the Registrant, certify, in accordance with Rule 13a-14(b) of the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350, that to the best of my knowledge:

(1) The Report, to which this certification is attached as Exhibit 32.01, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

Dated: March 30, 2007

/s/ MICHAEL S. FIELDS
Michael S. Fields
Chief Executive Officer

A signed original of this written statement required by Rule 13a-14(b) of the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350 has been provided to the Registrant and will be retained by the Registrant and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 32.02

CERTIFICATION PURSUANT TO
RULE 13a-14(b) OF THE SECURITIES EXCHANGE ACT OF 1934
AND 18 U.S.C. SECTION 1350

In connection with the Annual Report of Kana Software, Inc. (the "Registrant") on Form 10-K for the annual period ended December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, John M. Thompson, Chief Financial Officer of the Registrant, certify, in accordance with Rule 13a-14(b) of the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350, that to the best of my knowledge:

(1) The Report, to which this certification is attached as Exhibit 32.02, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

Dated: March 30, 2007

/s/ JOHN M. THOMPSON
John M. Thompson
Chief Financial Officer

A signed original of this written statement required by Rule 13a-14(b) of the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350 has been provided to the Registrant and will be retained by the Registrant and furnished to the Securities and Exchange Commission or its staff upon request.

KANA

KANA SOFTWARE, INC.
181 CONSTITUTION DRIVE
MENLO PARK, CALIFORNIA 94025

June 11, 2007

Dear Stockholders:

You are cordially invited to attend our 2007 Annual Meeting of Stockholders of Kana Software, Inc. to be held at our headquarters, 181 Constitution Drive, Menlo Park, California, on July 26, 2007, at 9:00 a.m., Pacific Time.

The matters expected to be acted upon at our 2007 Annual Meeting of Stockholders are: (i) the election of one Class I director to our Board of Directors; (ii) the election of three Class II directors to our Board of Directors; and (iii) the ratification of Burr, Pilger & Mayer LLP as our independent registered public accounting firm for fiscal year ending December 31, 2007. Each of these proposals is described in detail in the accompanying Notice of the 2007 Annual Meeting of Stockholders and Proxy Statement.

Please use this opportunity to take part in our affairs by voting on the business to come before this annual meeting. **Whether or not you plan to attend our 2007 Annual Meeting of Stockholders, please complete, date, sign and promptly return the accompanying proxy card in the enclosed postage-paid envelope prior to our 2007 Annual Meeting of Stockholders so that your shares will be represented at our 2007 Annual Meeting of Stockholders.** Returning the proxy card does not deprive you of your right to attend our 2007 Annual Meeting of Stockholders and to vote your shares in person.

We hope to see you at our 2007 Annual Meeting of Stockholders.

Sincerely,



Michael S. Fields
Chief Executive Officer

This Proxy Statement is dated June 11, 2007 and will first be mailed to KANA stockholders on or about June 15, 2007.

KANA

KANA SOFTWARE, INC.
181 CONSTITUTION DRIVE
MENLO PARK, CALIFORNIA 94025

NOTICE OF THE 2007 ANNUAL MEETING OF STOCKHOLDERS

Dear Stockholders:

NOTICE IS HEREBY GIVEN that the 2007 Annual Meeting of Stockholders of Kana Software, Inc. will be held at our headquarters, 181 Constitution Drive, Menlo Park, California, on July 26, 2007, at 9:00 a.m., Pacific Time.

At this annual meeting, you will be asked to consider and vote upon the following matters:

1. The election of one Class I director of KANA, to serve until our 2009 Annual Meeting of Stockholders and until a successor has been elected and qualified, or until earlier resignation, death or removal. Our Board of Directors has nominated Stephanie Vinella as a nominee for election as our Class I director.
2. The election of three Class II directors of KANA, to serve until our 2010 Annual Meeting of Stockholders and until a successor has been elected and qualified, or until earlier resignation, death or removal. Our Board of Directors has nominated Jerry R. Batt, William T. Clifford and Michael J. Shannahan as nominees for election as our Class II directors.
3. A proposal to ratify the selection of Burr, Pilger & Mayer LLP as our independent registered public accounting firm for fiscal year 2007.
4. To transact such other business as may properly come before our 2007 Annual Meeting of Stockholders or any adjournment of our 2007 Annual Meeting of Stockholders.

The foregoing items of business are more fully described in the Proxy Statement accompanying this notice. Only stockholders of record at the close of business on May 30, 2007 are entitled to notice of and to vote at our 2007 Annual Meeting of Stockholders or any adjournment of our 2007 Annual Meeting of Stockholders.

By Order of the Board of Directors,



Michael S. Fields
Chief Executive Officer

Menlo Park, California
June 11, 2007

WHETHER OR NOT YOU PLAN TO ATTEND OUR 2007 ANNUAL MEETING OF STOCKHOLDERS, PLEASE COMPLETE, DATE, SIGN AND PROMPTLY RETURN THE ACCOMPANYING PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE PRIOR TO THE 2007 ANNUAL MEETING OF STOCKHOLDERS SO THAT YOUR SHARES WILL BE REPRESENTED AT THIS ANNUAL MEETING.

KANA

KANA SOFTWARE, INC.
181 CONSTITUTION DRIVE
MENLO PARK, CALIFORNIA 94025

PROXY STATEMENT

June 11, 2007

The accompanying proxy is solicited on behalf of the Board of Directors of Kana Software, Inc., a Delaware corporation, for use at our 2007 Annual Meeting of Stockholders to be held at our headquarters, 181 Constitution Drive, Menlo Park, California, on July 26, 2007, at 9:00 a.m., Pacific Time. This Proxy Statement, the accompanying Notice of the 2007 Annual Meeting of Stockholders and form of proxy will first be mailed to our stockholders on or about June 15, 2007. Our stockholders are encouraged to review the information provided in this Proxy Statement in conjunction with our Annual Report on Form 10-K for the year ended December 31, 2006, a copy of which also accompanies this Proxy Statement. References in this Proxy Statement to "KANA," "Company," "we," "our" and "us" collectively refer to Kana Software, Inc. and our predecessor, and our subsidiaries and their predecessors.

VOTING INFORMATION

Record Date and Quorum

A quorum is required for our stockholders to conduct business at the annual meeting. The holders of a majority of the shares of our common stock outstanding entitled to vote on the record date, present in person or represented by proxy, will constitute a quorum for the transaction of business at the annual meeting. Only holders of our common stock of record at the close of business on May 30, 2007, the record date, will be entitled to vote at the 2007 Annual Meeting of Stockholders. At the close of business on the record date, we had 36,326,603 shares of common stock outstanding and entitled to vote that were held by approximately 1,239 stockholders of record.

Voting Rights

Only holders of our common stock are entitled to vote and are allowed one vote for each share held as of the record date. Shares may not be voted cumulatively. If stockholders abstain from voting, including brokers holding their customers' shares of record who cause abstentions to be recorded, these shares are considered present and entitled to vote at the annual meeting and these shares will count toward determining whether or not a quorum is present. However, these shares will not be counted as voting either "for" or "against" any of the proposals.

If a stockholder does not give a proxy to its broker with instructions as to how to vote the shares, the broker has authority under stock market rules to vote those shares for or against certain "routine" matters. All of the proposals to be voted on at the 2007 Annual Meeting of Stockholders are generally considered "routine" matters for this purpose. If a broker votes shares that are not voted by its customers "for" or "against" a "routine" proposal, these shares are considered present and entitled to vote at the annual meeting, will count toward determining whether or not a quorum is present and the brokers' votes will be taken into account in determining the outcome of all of the "routine" proposals.

When a matter is not "routine," a broker generally would not be entitled to vote its customers' unvoted shares. These shares would be considered present and would count toward determining whether a quorum is present, but would not be considered entitled to vote on the "non-routine" matter. Accordingly, these shares would not be taken into account in determining the outcome of any of the proposals that are "non-routine."

Required Votes

Proposal One. The director is elected by a plurality of the votes of the shares present in person or represented by proxy at the 2007 Annual Meeting of Stockholders and entitled to vote on the election of a Class I director. This means that the Class I director nominee for election to the Board of Directors who receives the highest number of affirmative votes at the 2007 Annual Meeting of Stockholders will be elected to fill the one open seat for a Class I director.

Proposal Two. Directors are elected by a plurality of the votes of the shares present in person or represented by proxy at the 2007 Annual Meeting of Stockholders and entitled to vote on the election of Class II directors. This means that the Class II director nominees for election to the Board of Directors who receive the three highest number of affirmative votes at the 2007 Annual Meeting of Stockholders will be elected to fill the three open seats for Class II directors.

Proposal Three. Ratification of Burr, Pilger & Mayer LLP as our independent registered public accounting firm for the fiscal year ended December 31, 2007 requires the affirmative vote of the majority of shares present in person or represented by proxy at the 2007 Annual Meeting of Stockholders.

All votes will be tabulated by the inspector of elections appointed for the 2007 Annual Meeting of Stockholders, who will separately tabulate, for each proposal, affirmative and negative votes, abstentions and broker non-votes.

Voting Electronically via the Internet

If your shares are registered in the name of a bank or brokerage, you may be eligible to vote your shares electronically over the Internet or by telephone. A large number of banks and brokerage firms are participating in the ADP Investor Communication Services online program, which provides eligible stockholders who receive a paper copy of the proxy statement with the opportunity to vote via the Internet or by telephone. If your bank or brokerage firm is participating in ADP Investor Communication Services online program, your voting form from the bank or brokerage firm will provide instructions. If your voting form does not reference Internet or telephone information, please complete and return the accompanying paper proxy card in the enclosed self-addressed, postage paid envelope.

Voting of Proxies

The proxy card accompanying this Proxy Statement is solicited on behalf of our Board of Directors for use at the 2007 Annual Meeting of Stockholders. Our stockholders are asked to complete, date and sign the accompanying proxy card and promptly return it in the enclosed envelope or otherwise mail it to us. All executed, returned proxies that are not revoked will be voted in accordance with the included instructions. Signed proxies that are returned without instructions as to how they should be voted on a particular proposal at the 2007 Annual Meeting of Stockholders will be counted as votes "for" such proposal (or, in the case of the election of directors, as a vote "for" election to the Board of Directors of all of the nominees presented by our Board of Directors). We are not aware of any other matters to be brought before the 2007 Annual Meeting of Stockholders. However, as to any business that may properly come before the 2007 Annual Meeting of Stockholders, the proxies that are executed and returned prior to the 2007 Annual Meeting of Stockholders will be voted in accordance with the judgment of the persons holding such proxies.

In the event that sufficient votes in favor of the proposals are not received by the date of the 2007 Annual Meeting of Stockholders, the persons named as proxies may propose one or more adjournments of the 2007

Annual Meeting of Stockholders to permit further solicitation of proxies. Any such adjournment would require the affirmative vote of the majority of the outstanding shares present in person or represented by proxy at the 2007 Annual Meeting of Stockholders.

We are paying the expenses of soliciting the proxies to be voted at the 2007 Annual Meeting of Stockholders. Following the original mailing of the proxies and other soliciting materials, we will request that brokers, custodians, nominees and other record holders of our common stock forward copies of the proxy and other soliciting materials to persons for whom they hold shares of common stock and request authority for the exercise of the proxies. In these cases, we may, upon their request, reimburse such record holders for their reasonable expenses. Proxies may also be solicited by some of our directors, officers and regular employees, without additional compensation, in person or by telephone.

Revocability of Proxies

Any person signing a proxy in the form accompanying this Proxy Statement has the power to revoke the proxy prior to the 2007 Annual Meeting of Stockholders, or at the 2007 Annual Meeting of Stockholders prior to the vote to which the proxy relates. A proxy may be revoked by any of the following methods:

- a written instrument delivered to us stating that the proxy is revoked;
- a subsequent proxy that is signed by the person who signed the earlier proxy and is presented at the 2007 Annual Meeting of Stockholders; or
- attendance at the 2007 Annual Meeting of Stockholders and voting in person.

Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the 2007 Annual Meeting of Stockholders, you must bring to the 2007 Annual Meeting of Stockholders a letter from the broker, bank or other nominee confirming your beneficial ownership of the shares and that such broker, bank or other nominee is not voting your shares.

Communicating with Members of the Board of Directors

You may submit an e-mail to our Board of Directors or any member of our Board of Directors at bod@kana.com. E-mails to this address are routed to our General Counsel, who will forward the message to the full Board of Directors unless the sender indicates that they would like the message to be forwarded solely to non-management members or the chairperson of a particular committee of the Board of Directors. Members of our Board of Directors may, at their option, attend our annual meetings of stockholders. None of the members of our Board of Directors attended our 2005 Annual Meeting of Stockholders. We did not hold an annual meeting in 2006.

PROPOSAL ONE—ELECTION OF CLASS I DIRECTOR

Our Board of Directors is presently classified in three classes and consists of six members, one of whom is to be elected at the 2007 Annual Meeting of Stockholders as a Class I director. Our directors are to be elected for a full term of three years with the term expiring at the annual meeting of stockholders held in the third year following the year of their election. We did not hold an annual meeting of stockholders in 2006 to re-elect the Class I directors, who continued to serve on our Board of Directors in accordance with our Amended and Restated Certificate of Incorporation and Bylaws until either they are re-elected and take office or their successors are elected and take office. In addition, on March 16, 2007, Dixie L. Mills, a Class I director, resigned from our Board of Directors and chose not to stand for re-election. Thus, our stockholders are being asked to vote for the election of one Class I director at the 2007 Annual Meeting of Stockholders to serve for a two-year period until the annual meeting of stockholders in the year 2009 and until a successor has been elected and qualified, or until earlier resignation, death or removal. The Class I director seat vacated by Ms. Mills will remain vacant until a new director is appointed or elected in accordance with our current certificate of incorporation and bylaws.

The nominee for election as a Class I director is Stephanie Vinella, who currently serves as a Class I director of our Board of Directors. Shares represented by the accompanying proxy will be voted "for" the election of Ms. Vinella unless the proxy is marked in such a manner as to withhold authority to so vote. In the event that Ms. Vinella is unable to serve for any reason, the proxies may be voted for such substitute nominee as the proxy holder may determine. Ms. Vinella has consented to being named in this Proxy Statement and to serve if elected. Ms. Vinella will be elected by a plurality of the votes of the shares present in person or represented by proxy at the 2007 Annual Meeting of Stockholders and entitled to vote in the election of a Class I director. Should there be more than one nominee for the election of a Class I director at the 2007 Annual Meeting of Stockholders, the nominee who receives the greatest number of votes cast in the election of the Class I director at the 2007 Annual Meeting of Stockholders, with a quorum being present, will become our Class I director at the conclusion of the tabulation of votes.

The Board of Directors recommends a vote *FOR* the election of the nominated Class I director.

PROPOSAL TWO—ELECTION OF CLASS II DIRECTORS

Our Board of Directors is presently classified in three classes and consists of six members, three of whom are to be elected at the 2007 Annual Meeting of Stockholders as Class II directors. Our directors are to be elected for a full term of three years with the term expiring at the annual meeting of stockholders held in the third year following the year of their election. The Class II directors elected at the 2007 Annual Meeting of Stockholders will hold office until the annual meeting of stockholders in the year 2010 and until a successor has been elected and qualified, or until earlier resignation, death or removal.

The nominees for election as Class II directors are Jerry R. Batt, William T. Clifford and Michael J. Shannahan, each of whom currently serves as a Class II director on our Board of Directors. Shares represented by the accompanying proxy will be voted "for" the election of Messrs. Batt, Clifford and Shannahan unless the proxy is marked in such a manner as to withhold authority to so vote. In the event that either Mr. Batt, Mr. Clifford or Mr. Shannahan is unable to serve for any reason, the proxies may be voted for such substitute nominee as the proxy holder may determine. Messrs. Batt, Clifford and Shannahan have consented to being named in this Proxy Statement and to serve if elected. Messrs. Batt, Clifford and Shannahan will be elected by a plurality of the votes of the shares present in person or represented by proxy at the 2007 Annual Meeting of Stockholders and entitled to vote in the election of Class II directors. Should there be more than three nominees for the election of the Class II directors at the 2007 Annual Meeting of Stockholders, the three nominees who receive the greatest number of votes cast in the election of the Class II directors at the 2007 Annual Meeting of Stockholders, with a quorum being present, will become our Class II directors at the conclusion of the tabulation of votes.

The Board of Directors recommends a vote *FOR* the election of the nominated Class II directors.

Board of Directors and Nominees

The following table sets forth the names of the director nominees and our continuing directors and information about each (including their ages as of February 28, 2007):

Nominees

Name	Age	Committee Memberships	Principal Occupation	Director Since
Class I Director:				
Stephanie Vinella	52	Audit, Governance & Nominating	Chief Financial Officer of Nextance Inc.	2004
Class II Directors:				
Jerry R. Batt	56	Compensation, Governance & Nominating	Vice President and Chief Information Officer of Pulte Homes, Inc.	2003
William T. Clifford	60	Compensation	Chairman and Chief Executive Officer of Aperture Technologies, Inc.	2005
Michael J. Shannahan	58	Audit	Chief Financial Officer of Medsphere Systems Corporation	2005

Continuing Directors

Name	Age	Committee Memberships	Principal Occupation	Director Since
Class III Directors:				
Michael S. Fields	61	N/A	Chairman and Chief Executive Officer of KANA	2005
John F. Nemelka	41	Compensation	Managing Principal of NightWatch Capital Group, LLC	2005

Our Board of Directors is divided into three classes as nearly equal in size as possible with staggered three-year terms. The term of office of our Class I directors will next expire at the annual meeting of stockholders to be held in 2009. The term of office of our Class II directors will next expire at the annual meeting of stockholders to be in 2010. The term of office of our Class III directors will expire at the annual meeting of stockholders to be held in 2008. At each annual meeting of stockholders, the successors to the directors whose terms will then expire will be elected to serve from the time of their election and qualification until the third annual meeting following their election or until their successors have been duly elected and qualified, or until their earlier resignation or removal. Ms. Vinella is currently a Class I director; Messrs. Batt, Clifford and Shannahan are Class II directors and Messrs. Fields and Nemelka are Class III directors. On March 16, 2007, Ms. Mills, a Class I director, resigned from our Board of Directors and chose not to stand for re-election. The Class I director seat vacated by Ms. Mills will remain vacant until a new director is appointed or elected in accordance with our current certificate of incorporation and bylaws.

Our Board of Directors met seven times in 2006, including telephone conference meetings. During 2006, no current director attended fewer than 75% of the aggregate of the total number of meetings of the Board of Directors and the total number of meetings held by all committees of the Board of Directors on which such director served during the time period for which each such director served on the Board of Directors. The Board of Directors has determined that Messrs. Batt, Clifford, Nemelka and Shannahan and Ms. Vinella each meet the requirements for independent director status under the listing standards of The NASDAQ Stock Market.

Our Board of Directors has three standing committees: the audit committee, the compensation committee and the governance and nominating committee.

Nominee for Election—Class I Director (Term to Expire in 2009)

Stephanie Vinella. Ms. Vinella joined our Board of Directors in November 2004. Since January 2005, Ms. Vinella has served as Chief Financial Officer of Nextance Inc., a provider of enterprise contract management solutions. Since April 2005, Ms. Vinella has served as a venture partner of Swan Ventures, a venture capital firm. From November 1999 to August 2004, Ms. Vinella served as Chief Financial Officer of AlphaBlox Corporation, a business analytic software company. From 1990 to 1999, Ms. Vinella served as Chief Financial Officer of Edify Corporation, a software company. Ms. Vinella holds a B.S. degree in Accounting from the University of San Francisco and a M.B.A. degree from Stanford University.

Nominee for Election—Class II Directors (Term to Expire in 2010)

Jerry R. Batt. Mr. Batt joined our Board of Directors in August 2003. Mr. Batt has served as Vice President and Chief Information Officer of Pulte Homes, Inc., a national home building and construction company, since September 2003. From July 2001 to July 2003, Mr. Batt was the Chief Information Officer and Vice President of Sprint PCS, a communications company. From April 2000 to July 2001, Mr. Batt co-founded and was Chief Executive Officer of Foxfire Consulting, an IT consulting and systems integration firm specializing in the telecommunications industry. From 1973 to January 2000, Mr. Batt held positions where he was responsible for consumer long distance account management, billing and customer service platform at AT&T, a communications company. Mr. Batt holds B.S. degrees in Industrial Engineering and Operations Research from Virginia Tech University.

William T. Clifford. Mr. Clifford joined our Board of Directors in December 2005. Since August 2005, Mr. Clifford has served as Chairman of the Board of Directors and Chief Executive Officer of Aperture Technologies, Inc., an enterprise software solution company. From 2001 to 2003, Mr. Clifford served as a general partner of The Fields Group, a venture capital and management consulting firm. From 1993 to 2000, Mr. Clifford held a number of executive positions at Gartner Group, Inc., an information technology research and market company, including President and Chief Executive Officer. Prior to these positions, Mr. Clifford was President of the central and national account divisions and Corporate Vice President, Information Systems Development at Automatic Data Processing, Inc., a transaction processing and data communication services company. Mr. Clifford holds a degree in Economics from University of Connecticut. Mr. Clifford also serves on the Board of Directors of two privately-held companies, Crucian Global Services, Inc. and GridApp Systems, Inc.

Michael J. Shannahan. Mr. Shannahan joined our Board of Directors in June 2005. Since February 2005, Mr. Shannahan has served as Chief Financial Officer of Medsphere Systems Corporation, a software company in the healthcare industry. Mr. Shannahan has also served as Chief Financial Officer of Chordiant Software, Inc., a management software company, from August 2003 to October 2004; Sanctum Inc., a web applications security company, from October 2001 to November 2002 and Broadband Office, Inc., a communication services company, from January 2001 to September 2001. From August 1999 to January 2001, Mr. Shannahan served as Chief Financial Officer of mySimon, Inc., an e-commerce company. Prior to these positions, Mr. Shannahan spent eighteen years with KPMG Peat Marwick, an accounting firm, as a partner in the Information, Communication and Entertainment practice. Mr. Shannahan holds a B.S. degree in Business Administration with a concentration in Accounting and a B.A. degree from Rockhurst College. Mr. Shannahan also serves on the Board of Directors of Critical Path, Inc. and a privately-held company.

Continuing Class III Directors (Term to Expire in 2008)

Michael S. Fields. Mr. Fields joined our Board of Directors in June 2005 and since July 2005, has been serving as our Chairman of the Board of Directors. From July 2005 to August 2005, Mr. Fields served as acting President of KANA. In August 2005, Mr. Fields was appointed Chief Executive Officer of KANA. Mr. Fields has been the Chairman and Chief Executive Officer of The Fields Group, a venture capital and management consulting firm, since May 1997. In June 1992, Mr. Fields founded OpenVision Technologies, Inc., a supplier of computer systems management applications for open client/server computing environments, and served as its Chief Executive Officer from July 1992 to July 1995 and its Chairman of the Board of Directors from July 1992 to April 1997. Prior to these positions, Mr. Fields managed sales organizations at Oracle U.S.A., Inc., where he served as President, Applied Data Research and Burroughs Corporation. Mr. Fields also serves on the Board of Directors of Imation Corporation and two privately-held companies, ViaNovus, Inc. and Crucian Global Services, Inc.

John F. Nemelka. Mr. Nemelka joined our Board of Directors in October 2005. Mr. Nemelka founded NightWatch Capital Group, LLC, an investment management business, and has served as its Managing Principal since the formation in July 2001. From 1997 to 2000, Mr. Nemelka was a Principal at Graham Partners, a private investment firm and affiliate of the privately-held Graham Group. From 2000 to 2001, Mr. Nemelka was a Consultant to the Graham Group. Mr. Nemelka holds a B.S. degree in Business Administration from Brigham Young University and a M.B.A. degree from the Wharton School at the University of Pennsylvania. Mr. Nemelka also serves on the Board of Directors of a privately-held company.

Committees of the Board of Directors

Audit Committee. We have a standing audit committee of the Board of Directors (the "Audit Committee") established in accordance with Rule 10A-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and currently comprised of Mr. Shannahan and Ms. Vinella, each of whom meets the independence and other requirements to serve on our Audit Committee under applicable securities laws and the rules of the Securities and Exchange Commission ("SEC") and listing standards of The NASDAQ Stock Market. Our Board of Directors has determined that Ms. Vinella and Mr. Shannahan are "audit committee financial experts" as defined in the rules of the SEC. The Audit Committee met nine times in 2006. The report of the Audit Committee is provided below, beginning on page 15.

Our Board of Directors has adopted a written charter for the Audit Committee, a copy of which is posted in the Corporate Governance section of our Internet website (at http://www.kana.com under Investor Relations) and is attached to this Proxy Statement as *Appendix A*. The principal functions of the Audit Committee are to oversee our accounting and financial reporting processes and the audits of our financial statements, oversee our relationship with our independent auditors, including selecting, evaluating and setting the compensation of, and approving all audit and non-audit services to be performed by, the independent auditors, and facilitate communication among our independent auditors and our financial and senior management.

Compensation Committee. The current members of our standing compensation committee of the Board of Directors (the "Compensation Committee") are Messrs. Batt, Clifford and Nemelka, each of whom meets the independence and other requirements to serve on our Compensation Committee under applicable laws and regulations, including the rules of the SEC and listing standards of The NASDAQ Stock Market. The Compensation Committee met seven times in 2006. The report of the Compensation Committee is provided below, beginning on page 19.

Our Board of Directors has adopted a written charter for the Compensation Committee, a copy of which is posted in the corporate governance section of our Internet website (at http://www.kana.com under "Investor Relations"). The Compensation Committee has responsibilities relating to the performance evaluation and the compensation of our Chief Executive Officer, the compensation of our executive officers and directors and our significant compensation arrangements, plans, policies and programs, including our stock compensation plans. Certain of our executive officers, our outside counsel and consultants may occasionally attend the meetings of the Compensation Committee. However, no officer of KANA is present during discussions or deliberations regarding that officer's own compensation.

Governance and Nominating Committee: We have a standing governance and nominating committee of the Board of Directors (the "Governance and Nominating Committee") that is currently comprised of Mr. Batt and Ms. Vinella, each of whom meets the independence requirements to serve on our Governance and Nominating Committee under applicable securities laws and the rules of the SEC and listing standards of The NASDAQ Stock Market. The Governance and Nominating Committee did not meet in 2006.

Our Board of Directors has adopted a written charter for the Governance and Nominating Committee, a copy of which is posted in the Corporate Governance section of our Internet website (at http://www.kana.com under "Investor Relations"). The Governance and Nominating Committee considers the performance of the members of our Board of Directors and nominees for director positions and evaluates and oversees corporate governance and related issues.

The goal of the Governance and Nominating Committee is to ensure that the members of our Board of Directors possess a variety of perspectives and skills derived from high-quality business and professional experience. The Governance and Nominating Committee seeks to achieve a balance of knowledge, experience and capability on our Board of Directors. To this end, the Governance and Nominating Committee seeks nominees with the highest professional and personal ethics and values, an understanding of our business and industry, diversity of business experience and expertise, a high level of education, broad-based business acumen and the ability to think strategically. Although the Governance and Nominating Committee uses these and other criteria to evaluate potential nominees to our Board of Directors, it has no stated minimum criteria for such nominees. The Governance and Nominating Committee does not use different standards to evaluate nominees depending on whether they are proposed by our directors and management or by our stockholders. To date, we have not paid any third parties to assist us in this process.

The Governance and Nominating Committee will consider stockholder recommendations for director candidates. The Governance and Nominating Committee has established the following procedure for stockholders to submit such recommendations for which there has been no material change: the stockholder should send the name of the individual and related personal and professional information, including a list of references to our Governance and Nominating Committee, in care of the Corporate Secretary at our principal executive offices, sufficiently in advance of the annual meeting to allow the Governance and Nominating committee appropriate time to consider the recommendation.

Compensation for Directors

In 2006, the Company paid each non-employee director (i) an annual fee of $10,000 and (ii) an additional $2,500 for each of the four (4) regularly scheduled Board of Directors meetings that such director attends. The Company paid the chairperson of the Audit Committee an additional $15,000 and the chairpersons of the Compensation Committee and the Governance and Nominating Committee an additional $5,000.

Our non-employee directors are eligible to receive discretionary stock option grants and stock issuances pursuant to the KANA 1999 Stock Incentive Plan, as amended. When a non-employee director is first elected or appointed as a member of the Board of Directors, he or she is automatically granted a stock option grant to purchase 40,000 shares of common stock. On the date of each annual stockholders meeting, each continuing non-employee director will automatically be granted a stock option grant to purchase 10,000 shares of common stock, provided that such director has served as a non-employee director for at least six (6) months. The non-employee directors are also eligible to receive other types of awards under the KANA 1999 Stock Incentive Plan, as amended, that are discretionary and not automatic. In 2005, the Board of Directors recommended an additional stock option grant to purchase 10,000 shares of common stock to the chairperson of the Audit Committee and an additional stock option grant to purchase 5,000 shares of common stock to the chairpersons of the Governance and Nominating Committee and the Compensation Committee. Each of the above-mentioned stock option grants is immediately exercisable with a repurchase right by the Company that will lapse in a series of eight (8) semi-annual installments over a period of 48 months. Since the Company was not authorized to issue stock options until September 2006 due to the Company's delay in filing its periodic reports, all directors were not granted their 2005 initial, annual and discretionary stock option grants until September 2006. Moreover, the Company did not hold its annual stockholders meeting in 2006, and thus, in lieu of the automatic annual grant that would have been granted to the non-employee directors at the annual stockholders meeting in 2006, the Board of Directors approved a stock option grant to purchase 10,000 shares of common stock to its non-employee directors in March 2007. All options granted to non-employee directors have an exercise price equal to the current fair market value of our common stock on the date of the grant, and are nonqualified stock options. In the event of a merger or sale of substantially all of the Company's assets, the vesting of all options issued to our directors will accelerate and such options will become exercisable in full.

The Company reimburses its directors for reasonable travel and other expenses incurred in connection with attending the meetings of the Board of Directors.

DIRECTOR COMPENSATION FOR 2006

The table below summarizes the compensation paid by the Company to non–employee directors for fiscal year ended December 31, 2006.

Name (1)	Fees Earned or Paid in Cash	Option Awards (2)	All Other Compensation	Total
Jerry R. Batt	$25,000	$24,276		$ 49,276
William T. Clifford	$30,000	$80,920	$59,900(3)	$170,820
Dixie L. Mills (4)	$25,000	$24,276		$ 49,276
John F. Nemelka	$20,000	$64,736		$ 84,736
Michael J. Shannahan	$35,000	$97,104		$132,104
Stephanie Vinella	$20,000	$16,184		$ 36,184

(1) Mr. Fields, KANA's Chief Executive Officer and Chairman of the Board of Directors, is not included in this table as he is an employee of KANA and thus, received no compensation for his services as Chairman of the Board of Directors. The compensation received by Mr. Fields as an employee of KANA is shown in the Summary Compensation Table on page 27.

(2) Amounts reported represent the compensation cost recognized by KANA for financial reporting purposes in accordance with SFAS 123R utilizing the assumptions discussed in Note 7 to our consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2006, without giving effect to estimated forfeitures.

(3) Amount shown reflect Mr. Clifford's fee for services as a consultant to KANA in advising management on strategic planning and business for a period of one year commencing in January 2006.

(4) Ms. Mills resigned as a member from the Board of Directors effective March 16, 2007.

The aggregate number of option awards outstanding for each of our non-employee directors as of December 31, 2006 is provided in the table below.

Non-Employee Director	Number of Options Outstanding
Jerry R. Batt	125,000
William T. Clifford	50,000
Dixie L. Mills (1)	125,000
John F. Nemelka	40,000
Michael J. Shannahan	60,000
Stephanie Vinella	110,000

(1) Ms. Mills resigned as a member from the Board of Directors effective March 16, 2007 and, as of June 1, 2007, exercised 114,500 vested options.

PROPOSAL THREE—RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our Board of Directors has selected Burr, Pilger & Mayer LLP as KANA's independent registered public accounting firm to perform the audit of our financial statements for 2007, and our stockholders are being asked to ratify this selection. Our organizational documents do not require that our stockholders ratify the appointment of Burr, Pilger & Mayer LLP as our independent registered public accounting firm. We are submitting the appointment of Burr, Pilger & Mayer LLP to our stockholders for ratification because we believe it is a matter of good corporate practice. We anticipate that representatives of Burr, Pilger & Mayer LLP will be present at the 2007 Annual Meeting of Stockholders, will have the opportunity to make a statement at the 2007 Annual Meeting of Stockholders if they wish and will be available to respond to appropriate questions.

The Board of Directors recommends a vote *FOR* the ratification of the selection of Burr, Pilger & Mayer LLP as our independent registered public accounting firm.

RELATIONSHIP WITH OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Change in Certifying Independent Registered Public Accounting Firm

In January 2006, Deloitte & Touche LLP ("D&T") informed us of their resignation as our independent registered public accounting firm upon the completion of their review of our financial statements for the quarter and six months ended June 30, 2005.

In February 2006, we appointed Burr, Pilger & Mayer LLP ("BPM") as our new independent registered public accounting firm.

D&T did not include in their report on the Company's financial statements as of December 31, 2004 and for the year then ended an adverse opinion or a disclaimer of opinion, or a qualification or modification as to uncertainty, audit scope, or accounting principle, nor were there disagreements between the Company and D&T on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to D&T's satisfaction, would have caused D&T to make reference to the subject matter of the disagreement in connection with its report on the Company's financial statements as of and for the year ended December 31, 2004. In the course of the audit of the Company's consolidated financial statements for the year ended December 31, 2004, D&T identified and reported material weaknesses in the Company's internal control over financial reporting. First, we had weaknesses in its general accounting processes related to insufficient documentation and analyses to support its consolidated financial statements, failure to properly evaluate estimates of royalties due, inadequate reconciliation of inter-company accounts, insufficient staffing in the accounting and reporting function, which was exacerbated by changes in management and accounting personnel, and insufficient training of its accounting department. Second, there was no independent review of journal entries, and insufficient documentation or support for journal entries and consolidation entries. In a number of cases, this required adjustments to the Company's consolidated financial statements for the year ended December 31, 2004. Third, we had multiple and inconsistent travel and entertainment policies and inadequate processes and procedures for review of expense reimbursement requests that were also a material weakness in internal controls.

Fiscal 2006 and 2005 Audit Firm Fee Summary

Through fiscal year ended December 31, 2005 and the subsequent interim period until June 9, 2006, D&T served as our independent registered public accounting firm. Since February 23, 2006, BPM has served as our current independent registered public accounting firm and has reviewed our financial statements for the quarter and nine months ended September 30, 2005 and for the years ended December 31, 2005 and 2006. Set forth below are the aggregated fees (in thousands) billed for the services of D&T from January 1, 2005 through June 9, 2006 and BPM from February 23, 2006 through December 31, 2006.

	Year Ended December 31,	
	2006	2005
Audit fees	$447	$1,303
Audit-related fees (includes review of Form S-1 filing)	63	—
Tax fees	—	—
All other fees	—	—
Total fees	$510	$1,303

Our Audit Committee considers at least annually whether the provision of non-audit services by our independent registered public accounting firm is compatible with maintaining auditor independence. This process includes:

- Obtaining and reviewing, on at least an annual basis, a letter from the independent registered public accounting firm describing all relationships between the independent registered public accounting firm and the Company required to be disclosed by Independence Standards Board Standard No. 1, reviewing the nature and scope of such relationships, discussing these relationships with the independent registered public accounting firm and discontinuing any relationships that the Audit Committee believes could compromise the independence of the registered public accounting firm.

- Obtaining reports of all non-audit services proposed to be performed by the independent registered public accounting firm before such services are performed, reviewing and approving or prohibiting, as appropriate, any non-audit services not permitted by applicable law. The Audit Committee may delegate authority to review and approve or prohibit non-audit services to one or more members of the Audit Committee, and direct that any approval so granted be reported to the Audit Committee at a following meeting of the Audit Committee.

All services provided by the Company's independent registered public accounting firms in fiscal years 2005 and 2006 were approved in advance by the Audit Committee.

Audit Committee Pre-Approval Policy

All audit and permitted non-audit services to be performed for the Company by its independent registered public accounting firm must be pre-approved by the Audit Committee to assure that the provision of such services do not impair the firm's independence. The Audit Committee does not delegate its responsibility to pre-approve services performed by the independent registered public accounting firm to management.

The annual audit services engagement terms and fees are subject to the specific pre-approval of the Audit Committee. The Audit Committee will approve, if necessary, any changes in terms, conditions and fees resulting from changes in audit scope or other matters. All other audit services not otherwise included in the annual audit services engagement must be specifically pre-approved by the Audit Committee.

REPORT OF THE AUDIT COMMITTEE

The material in this report is not "soliciting material," is not deemed filed with the SEC and is not to be incorporated by reference in any of our filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date of this Proxy Statement and irrespective of any general incorporation language therein.

The Audit Committee's purpose is to assist the Board of Directors in its oversight of KANA's financial accounting, reporting and controls. The Board of Directors, in its business judgment, has determined that all members of the Audit Committee are "independent" as required by applicable listing standards of The NASDAQ Stock Market (please see "Committees of the Board of Directors" on page 8 of this Proxy Statement). The Audit Committee operates pursuant to a charter, which, as amended, has been approved by the Board of Directors in April 2003. The Audit Committee meets with KANA's management and with our independent registered public accounting firm, with and without management present, to discuss the scope and plans for their audit, the results of its examinations, its evaluations of KANA's internal controls and the overall quality of KANA's financial reporting. The Audit Committee held nine meetings during 2006.

During fiscal year 2006, the Audit Committee consisted of Michael J. Shannahan, Dixie L. Mills and Stephanie Vinella. Ms. Mills resigned from the Audit Committee on March 16, 2007. The Audit Committee currently consists of Mr. Shannahan and Ms. Vinella

In performing its oversight role during the period since its last report, the Audit Committee considered and discussed KANA's audited financial statements with KANA's management and independent registered public accounting firm. The Audit Committee also discussed with KANA's independent registered public accounting firm the matters required to be discussed by the Statement on Auditing Standards No. 61, *Communication with Audit Committees*. The Audit Committee received the written disclosures and the letter from our independent registered public accounting firm required by Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees*. The Audit Committee also considered whether the provision of non-audit services by the independent registered public accounting firm is compatible with maintaining their independence as KANA's auditors, and has discussed with the independent registered public accounting firm their independence as KANA's auditors. Based on the discussions with management and the independent registered public accounting firm, the Audit Committee recommended to the Board of Directors that KANA's audited financial statements that were reviewed by the Audit Committee and discussed with management and our independent registered public accounting firm be included in KANA's Annual Report on Form 10-K for the fiscal year ended December 31, 2006. The Audit Committee and the Board of Directors also recommended the selection of Burr, Pilger & Mayer LLP as KANA's independent registered public accounting firm for the fiscal years ending December 31, 2006 and 2007.

The members of the Audit Committee rely on the information provided to them and on the representations made to the Audit Committee by KANA's management and independent registered public accounting firm without conducting independent verification of the accuracy of such information and representations. Accordingly, the Audit Committee's oversight does not ensure that management has maintained appropriate accounting and financial reporting principles or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the Audit Committee's considerations and discussions referred to above do not ensure that any audit of KANA's financial statements conducted by independent registered public accounting firm has been carried out in accordance with generally accepted auditing standards, or that the financial statements are presented in accordance with generally accepted accounting principles.

AUDIT COMMITTEE
Michael J. Shannahan (Chairman)
Stephanie Vinella

OTHER BUSINESS

Our Board of Directors does not presently intend to bring any other business before the 2007 Annual Meeting of Stockholders, and we are not aware of any matters to be brought before the 2007 Annual Meeting of Stockholders except as specified in the notice of the 2007 Annual Meeting of Stockholders. As to any business that may properly come before our annual meeting, however, it is intended that the proxies, in the form enclosed, will be voted in respect thereof in accordance with the judgment of the persons voting such proxies.

EXECUTIVE OFFICERS

In addition to Michael S. Fields, our Chief Executive Officer whose biographical information appears in *"Board of Directors and Nominees—Continuing Class III Directors (Term to Expire in 2008),"* the following individuals are current executive officers of KANA:

John M. Thompson. Mr. Thompson joined KANA in October 2004 and currently serves as our Executive Vice President and Chief Financial Officer. From January 2003 to October 2004, Mr. Thompson was Chief Financial Officer of Veraz Networks, Inc., a provider of Voice Over IP solutions to the telecom industry. From May 2001 to January 2003, Mr. Thompson was Chief Financial Officer of Interwise, Inc., a provider of web-based communication products. From December 1998 to January 2001, Mr. Thompson was Chief Financial Officer of Manage.com, a software company. Mr. Thompson holds B.S. degrees in Mathematics and Industrial Management from Purdue University and a M.S. degree in Industrial Administration from Carnegie-Mellon University.

Jay A. Jones. Mr. Jones joined KANA in September 2006 and currently serves as our Senior Vice President and Chief Administrative Officer. Mr. Jones served as Senior Vice President, Chief Information Officer of VERITAS Software Corporation, an enterprise storage and performance company, from September 2004 to July 2005. From January 1999 to September 2004, Mr. Jones served as Chief Administrative Officer of VERITAS Software Corporation, and from March 1993 to January 1999, Mr. Jones served as Vice President, General Counsel & Secretary of VERITAS Software Corporation and OpenVision Technologies, Inc., a systems management software company which was acquired by VERITAS Software Corporation. Prior to OpenVision Technologies, Inc., Mr. Jones was senior corporate counsel for Oracle Corporation. Mr. Jones holds a B.S. degree in architecture from Howard University, a M.S. degree in City Planning from University of California at Berkeley and a J.D. degree from University of California at Berkeley. Mr. Jones is also a member of the California Bar.

William Rowe. Mr. Rowe joined KANA in January 2006 and currently serves as our Senior Vice President, Global Sales and Service. From May 2004 to January 2006, Mr. Rowe served as Vice President of Sales and Marketing for Global Card Services, a credit card middleware solutions and services company. From July 2002 to February 2004, Mr. Rowe held various sales and marketing positions with Winvista Corporation, a software and network management tools company. From November 1997 to June 2001, Mr. Rowe was a sales director with BearingPoint, Inc. (formerly KPMG Consulting LLC), an accounting firm. Mr. Rowe holds a B.A. degree in Business from Trinity University.

William A. Bose. Mr. Bose joined KANA in September 1999 as corporate counsel and since August 2006 currently serves as our Vice President and General Counsel. From May 2005 to August 2006, Mr. Bose served as our General Counsel. Prior to September 1999, Mr. Bose held the position of attorney at Robert Half International, Inc. Mr. Bose holds a B.A. degree from University of California at Santa Barbara and a J.D. degree from Santa Clara University School of Law. Mr. Bose is also a member of the California Bar.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

The members of our Board of Directors, our executive officers and persons who hold more than 10% of our outstanding common stock are subject to the reporting requirements of Section 16(a) of the Exchange Act, which requires them to file reports with respect to their ownership of our common stock and their transactions in such common stock. Based on our review of reporting forms we have received from our executive officers and directors, we believe that such persons have filed, on a timely basis, the reports required under Section 16(a) of the Exchange Act for fiscal year 2006.

EXECUTIVE COMPENSATION AND RELATED INFORMATION

COMPENSATION DISCUSSION AND ANALYSIS

Overview of Compensation Program

The Compensation Committee is responsible for developing and monitoring the Company's compensation philosophy, and for implementing that philosophy with respect to our named executive officers. For fiscal year 2006, our "named executive officers" are our Chief Executive Officer, Chief Financial Officer and three other most highly compensated executive officers listed in our Summary Compensation Table on page 27:

Compensation Philosophy and Objectives

The Compensation Committee believes that the most effective executive compensation program is one that achieves the Company's annual strategic goals, rewards performance and innovation, promotes accountability and aligns employee interests with those of the Company's stockholders. Our executive compensation program is structured to provide incentives and reward both short-term and long-term performance, and is designed to motivate executive officers to achieve the Company's strategic goals. Our executive compensation program has four primary elements: (i) base salary, (ii) cash bonuses under a performance-based, non-equity incentive plan, (iii) stock awards under long-term equity incentive plans, and (iv) other benefits.

Setting Executive Compensation

In furtherance of our executive compensation program objectives, the Compensation Committee has previously engaged Compensia, Inc. ("Compensia"), an outside compensation consulting firm that focuses primarily on technology companies, to provide us with market survey data, comparative analysis and recommendations regarding competitive market practices in our market. Compensia provides a third-party perspective on our executive equity compensation and utilizes data from the AON/Radford Executive Compensation Salary Benchmark Data for the Bay Area to help assess our positioning and practices against the competitive market, which we use to evaluate certain elements of compensation for our executive officers. We also review compensation levels provided by our peer companies in setting compensation levels for new hires, but to date, we have not used benchmarking against market indices or peer groups in establishing the compensation of our executive officers. We do intend to use benchmarking to a greater extent in the future.

Role of Executive Officers in Compensation Decisions

Our Board of Directors has delegated to the Compensation Committee the primary authority to recommend, review and approve each element of our executive compensation program, including performance-based awards and long-term incentive awards to our executive officers, including our named executive officers. The Compensation Committee annually reviews the performance of our executive officers and assesses each component of their compensation, as well as their overall compensation package. When deciding on the elements of our executive officers' compensation (other than our Chief Executive Officer's compensation), the Compensation Committee considers the recommendations of our Chief Executive Officer. In 2006, our Chief Executive Officer approved the management by objectives ("MBO") bonuses for the executive officers who directly reported to him; however, in the future, the Company anticipates that the MBO bonuses, as well as all other executive compensation components, will be presented to the Compensation Committee for approval. The Compensation Committee has recently begun to review the Company's 2007 merit-based incentive program (the "2007 Merit Plan"), as well as bonuses for the executive officers.

In 2006, we created and our Compensation Committee approved a performance-based, non-equity compensation plan that encouraged our named executive officers and other executive officers to support the Company's goal of increasing profit and operating the Company with sustainable profit and cash (the "Executive Compensation Plan"). The Executive Compensation Plan included input from certain executive officers, including our Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer, Chief Technology Officer, Vice President and General Counsel, Chief Marketing Officer, Senior Vice President of Global Sales and Service and Senior Vice President of Sales and Services for International Operations (the "Executives"). Recognizing the importance of expanding the Company's cash reserves, we also included in the Executive Compensation Plan a special incentive for extraordinary performance in generating non-GAAP net profit on a quarterly and annual basis that was suggested by the Executives and approved by the Compensation Committee.

2006 Executive Compensation Elements

For 2006, the elements of compensation for our named executive officers were:

- base salary;
- cash bonuses under a performance-based, non-equity incentive plan;
- equity awards under long-term equity incentive plans; and
- other benefits.

Our Compensation Committee reviews each of the above compensation elements, as well as the overall compensation for each named executive officer.

Base Salary

The Company provides its named executive officers with a base salary to compensate them for services rendered during the fiscal year. The base salary for our named executive officers is determined based on the scope of the position, level and experience. The Compensation Committee also fixes our named executive officers' base salary at a level that enables the Company to competitively attract and retain employees and to reward individual performance and contribution to the Company's business goals. The Compensation Committee, with the assistance of Compensia, considers the base salaries paid by the companies we believe are similar to us or that are competing with us when setting the base salary of our named executive officers. The Compensation Committee reviews the base salary levels each year and determines base salary increases (if any) based upon the named executive officer's performance, the Company's financial performance, internal review of the named executive officer's compensation, both individually and in relation to other employees, and the AON/ Radford Executive Compensation Salary Benchmark Data for the Bay Area.

Cash Bonuses Under a Performance-Based, Non-Equity Incentive Plan

Executive Compensation Plan

The Executive Compensation Plan's performance-based incentives motivate our executive officers, including our named executive officers, to support the Company's annual financial and business goals and to align their performance with the strategic interests of our stockholders. The Executive Compensation Plan, which was approved by the Compensation Committee in April 2006, awards cash bonuses to our executive officers, including our named executive officers, based on the Company's achievement of established annual and quarterly targets in the areas of profit, revenue, operating unit revenue and positive cash. For the Executive Compensation Plan purposes, (i) profit is defined to mean the net profit target shown in the Company's 2006 budget approved by the Board of Directors (which excludes certain non-cash expenses such as stock based compensation expenses, registration rights penalty and warrant liability expense); (ii) revenue is defined to mean the total revenue target in the Company's 2006 budget; and (iii) positive cash is defined to mean the growth in ending net cash (gross cash and cash equivalents less any draw down on the bank line of credit for operating uses) from quarter to quarter. The Executive Compensation Plan also includes a MBO component for the executive officers, including our named executive officers other than our Senior Vice President, Global Sales and Service, that was set by our Chief Executive Officer (other than his own MBO, which was set by our Board of

Directors) based on such officer's specific position and responsibilities and was approved by our Compensation Committee. Last, the Executive Compensation Plan includes a cash award component that is to be paid if the Company's profit is 10% above its quarterly or annual target.

Under the Executive Compensation Plan, if the Company achieves 100% of its profit, revenue, operating unit revenue, positive cash and MBO targets, the executive officers, including our named executive officers, can receive a fixed, minimum cash bonus award that is equal to a certain percentage of their individual annual base salary (the "Base Bonus Amount"). The percentage of the annual base salary that constitutes the Base Bonus Amount is based on the executive officer's and named executive officer's experience, position and responsibilities and the Company's offer letters. For 2006, the Compensation Committee reviewed and approved our Chief Executive Officer's recommendation for our Vice President and General Counsel's Base Bonus Amount and adjustments to the Base Bonus Amounts for our Chief Financial Officer and Senior Vice President, Global Sales and Service. The Base Bonus Amount for our named executive officers for fiscal year 2006 were as follows: $234,000, or 65% of his annual base salary for our Chief Executive Officer; $117,000, or approximately 50% of his annual base salary for our Chief Financial Officer; $105,000, or 50% of his annual base salary for our Chief Administrative Officer; $172,479, or approximately 99% of his annual base salary for our Senior Vice President of Global Sales and Service; and $50,000, or approximately 28% of his annual base salary for our Vice President and General Counsel.

The allocation of the Executive Compensation Plan's five targets within the Base Bonus Amounts differs according to the executive officers' experience, position and responsibilities. The table below provides the allocation of the Executive Compensation Plan's five targets within our named executive officers' Base Bonus Amounts.

		Base Bonus Amount					
Name	**Position**	**Profit Target**	**Revenue Target**	**Operating Unit Revenue Target**	**Positive Cash Target**	**MBO Target**	**Total**
Michael S. Fields	Chief Executive Officer	50%	25%	0%	10%	15%	100%
John M. Thompson	Executive Vice President and Chief Financial Officer	50%	25%	0%	10%	15%	100%
Jay A. Jones (1)	Senior Vice President and Chief Administrative Officer	50%	25%	0%	10%	15%	100%
William Rowe	Senior Vice President, Global Sales and Service	20%	10%	65%	5%	0%	100%
William A. Bose	Vice President and General Counsel	50%	25%	0%	10%	15%	100%

(1) Mr. Jones did not participate in the Executive Compensation Plan until September 2006 when he joined KANA.

Once allocation of the Executive Compensation Plan's five targets is made to the Base Bonus Amounts, the five targets are further allocated quarterly and annually, as applicable. If the Company achieves the Executive Compensation Plan's profit target for the first, second, third and fourth quarters and the year, then the named executive officers will receive a cash bonus of 10%, 10%, 15%, 10% and 55% of their allocated profit target amount, respectively. If the Company achieves the Executive Compensation Plan's revenue target for the first, second, third and fourth quarters and the year, then the named executive officers will receive a cash bonus of 10%, 10%, 15%, 10% and 55% of their allocated revenue target amount, respectively. If the Company achieves the Executive Compensation Plan's positive cash target for the second, third and fourth quarters, the named executive officers will receive a cash bonus of 40%, 30% and 30% of their allocated positive cash target amount, respectively. If the named executive officers achieve their MBO targets for each quarter, then they will receive a cash bonus of 25% of their allocated MBO target amount for each quarter. The operating unit revenue target differs from the other targets in that it is split among sub-targets – license, maintenance and services. If the Senior Vice President, Global Sales and Service (the only named executive officer with the operating unit revenue target) achieves its license, maintenance and services sub-targets, then he will receive a cash bonus of 60%, 25% and 15% of his allocated operating unit revenue target amount. The Company does not need to achieve its targets for all the quarters and the year for the named executive officers to earn their cash bonus. Instead, the cash bonuses are earned for each quarter or year when the Executive Compensation Plan's target for the quarter or the year is achieved by the Company.

The total 2006 cash bonus awards for our executive officers, including our named executive officers, can exceed their Base Bonus Amounts because the Executive Compensation Plan awards additional cash bonuses if the Company achieves more than 10% of the Company's quarterly and annual profit target, which is not included within the Base Bonus Amount. The 10% profit target increments are calculated such that the additional bonus awards are expensed before the calculation is done. Specifically, an additional 5% of the Base Bonus Amount can be paid to our named executive officers and other executive officers at the end of each quarter for each time the Company's quarterly profit exceeds the Executive Compensation Plan's quarterly profit target by more than 10% (so that if we exceeded our quarterly profit target by 20%, each officer would receive a payment equal to 10% of their Base Bonus Amount). The 5% Base Bonus Amount multiplier was not capped in the first and second quarter of 2006; however, the Compensation Committee capped it starting from the third quarter of 2006 so that the maximum amount the named executive officers and other executive officers could receive each quarter when the Company exceeds its quarterly profit target by 10% is 15% of their Base Bonus Amount. Moreover, an additional 10% of the Base Bonus Amount is paid to our named executive officers and other executive officers at the end of the year for each time the Company's annual profit exceeds the Executive Compensation Plan's annual profit target by more than 10%. The 10% Base Bonus Amount multiplier was uncapped in 2006, but the Compensation Committee capped it at 60% beginning in 2007.

The Compensation Committee and the Executives believed that the Executive Compensation Plan's five targets were sufficiently challenging for our named executive officers and other executive officers to achieve because it represented significant profit, revenue growth and cash increase relative to the Company's 2005 performance. In 2006, the Company achieved its profit target only in its second and third quarters; its revenue targets only in its second and fourth quarters; and its cash target only in its third and fourth quarters. The Company also exceeded its quarterly profit for the second and third quarters of 2006 by more than 10% and its annual profit target by more than 10%. Due to a closing of a large transaction in the second quarter of 2006, the Company exceeded its profit target for the second quarter of 2006 and thus, the cash bonus award for that quarter and fiscal year 2006 was larger than expected.

In order for our named executive officers and other executive officers to receive their cash bonus award for the Executive Compensation Plan's profit, revenue, cash and operating revenue targets, the Company must meet or exceed those targets on a quarterly or annual basis, as applicable. In certain rare cases, our named executive officers and other executive officers may still be able receive a portion of their MBO bonus award even though they do not meet their MBO targets. For 2006, all of our named executive officers who had MBO components in their Base Bonus Amounts met their targets. In 2006, our named executive officers earned the following cash bonus awards under the Executive Compensation Plan: our Chief Executive Officer earned $455,715 with payment of $286,065 occurring in 2007, our Chief Financial Officer earned $227,858 with payment of $143,033 occurring in 2007, our Chief Administrative Officer earned $68,519 with payment of $40,250 occurring in 2007, our Senior Vice President of Global Sales and Service earned $45,707 with payment of $35,358 occurring in 2007 and our Vice President and General Counsel earned $97,375 in bonuses with payment of $61,125 occurring in 2007.

2007 Merit Review and Compensation Plan

In 2007, the Compensation Committee and the Chief Administrative Officer began the process of creating and refining the 2007 Merit Plan and the compensation levels under the 2007 Merit Plan (with input from Compensia). The 2007 Merit Plan will be a performance-based, incentive plan that includes a component for equity awards based on performance.

Equity Awards Under Long-Term Equity Incentive Plans

Equity Incentive Program

We believe that equity awards are a critical component in our ability to recruit and retain our employees. The Company's equity incentive program strives to retain our named executive officers, to motivate them to achieve the Company's annual strategic goals and to align the performance of our named executive officers with the interests of our stockholders through grants of several forms of equity, such as stock options, performance based stock options and restricted stock.

The Company maintains the KANA 1999 Stock Incentive Plan, the KANA 1997 Stock Option Plan, the KANA 1999 Special Stock Option Plan and equity compensation plans assumed pursuant to acquisitions of certain companies. The Company may grant several different forms of an equity award under the KANA 1999 Stock Incentive Plan. In 2006, however, the only form of equity award that the Company granted was stock options. Our stock options typically provide for vesting over a four-year period with a six-month cliff, generally expire ten years from the date of grant and vary in amount based on the discretion of the Compensation Committee. For instance, the Compensation Committee considers factors such as the named executive officer's position with the Company, past performance, anticipated future contributions and prior stock option grants when deciding the amount of stock options to grant the named executive officers. The Compensation Committee is responsible for approving equity grants for our named executive officers, including option grants for new hires and re-fresh option grants. Stock options are typically granted to our named executive officers when they first join the Company and in connection with annual re-fresh stock option grants based on merit and performance. The Compensation Committee also consults with Compensia in determining the appropriate amount of stock options to grant our named executive officers.

The aggregate amount of stock options that we granted in 2006 was higher than in 2005 since the Company was unable to grant stock options from April 2005 through September 2006 due to the Company's delay in filing its periodic and annual reports with the SEC. As a result, our stock option grants for 2006 included a catch-up for options that the Company would have granted in 2005 (and in the first nine months of 2006) had it been able to do so. In 2006, we granted options for an aggregate number of shares that was equivalent to 11.5% of our outstanding common stock as of December 31, 2006, as a result of this catch-up. We expect our overall option grant levels in 2007 to continue to remain high, reflecting option grants to new hires as we expand our organization. However, we intend to reduce our aggregate new option grant levels in 2008.

The Company has implemented a standardized program for granting stock options. If there are stock options grants to consider, then on Monday of the second full week of each month, the Company provides a recommendation to the Compensation Committee regarding stock option grants for the named executive officers and other employees. The Compensation Committee then reviews the proposed stock option grants and renders a recommendation and approval, generally on the Thursday of such week, with the exercise price of such stock option grants being the closing price of the Company's common stock on that Thursday. We also do not time our stock option grants in coordination with the release of material non-public information; however, in early 2007, the Compensation Committee decided to defer the annual stock option grants to the non-employee directors until the third business day after the Company released its financial results for fiscal year 2006.

Accounting Implications

Our stock option grant policies have been affected by the implementation of Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"), which we adopted in the first quarter of fiscal year 2006 using the modified prospective method as permitted by the pronouncement. Under this transition method, we were required to value all stock-based compensation awards granted prior to but not yet vested as of December 31, 2005 based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, as adjusted for estimated forfeitures.

Other Benefits

401(k) Retirement Plan

The Company has a 401(k) retirement plan, which covers substantially all employees. Eligible employees may make salary deferral (before tax) contributions up to a specified amount. The Company, at its discretion, may make additional matching contributions on behalf of the participants of the retirement plan, but has not elected to make any matching contributions.

Other Benefits

The Company offers its employees, including the named executive officers, a range of benefits including life, medical, dental, vision and disability programs in the geographical location where they are based. In providing these benefit programs, the Company aims to provide an attractive set of benefits, while managing business costs.

Perquisites

The Company does not typically offer cash or non-cash perquisites to our named executive officers that are not available to other employees. During fiscal year 2006, the Company did not provide any special benefits or perquisites to any named executive officer that exceeded $10,000; however, in the future, there may be times when a specific situation requires additional compensation to be given to a named executive officer that exceeds $10,000.

Ownership Guidelines

The Company currently has not adopted stock ownership guidelines; however, the Company, in conjunction with the Compensation Committee and Compensia, is in the process of developing and implementing stock ownership guidelines. The Committee believes that stock ownership guidelines will further align the interests of our named executive officers and other executive officers with the interests of our stockholders by requiring that they maintain a minimum ownership interest in the Company.

Severance or Change of Control

Our severance and change of control agreements are designed to facilitate our ability to attract and retain executive officers in a marketplace where such protections are commonly offered. Our severance provisions are designed to ease our named executive officer's transition due to an unexpected termination of employment for on-going changes in the Company's employment needs. For a description of the severance and change in control arrangements with our named executive officers, please see the sections below entitled "*Materials Terms of Employment Agreements*" and "*Potential Payments Upon Termination or Change-in-Control.*"

Tax Implications

As part of its role, the Compensation Committee reviews and considers the deductibility of executive compensation under Section 162(m) of the Internal Revenue Code, which provides that the Company may not deduct compensation of more than $1.0 million that is paid to certain individuals. The Company believes that compensation paid under the executive compensation programs is generally fully deductible for federal income tax purposes. However, in certain situations, the Compensation Committee may approve compensation that will not meet these requirements in order to ensure competitive levels of total compensation for its executive officers.

Compensation Committee Report

The Compensation Committee of the Company has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's Annual Report on Form 10-K for fiscal year ended December 31, 2006 and Proxy Statement.

THE COMPENSATION COMMITTEE
Jerry R. Batt (Chairman)
William T. Clifford
John F. Nemelka

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee currently consists of Messrs. Batt, Clifford and Nemelka. From January 2006 to April 2006, Ms. Vinella served on the Compensation Committee. No members of our Compensation Committee in 2006 were also employees of KANA or its subsidiaries during 2006 or at any time prior to 2006. None of our executive officers serves on the Board of Directors or Compensation Committee of any entity that has one or more executive officers serving as a member of our Board of Directors or Compensation Committee.

In May 2006, we entered into a transaction with NightWatch Capital Partners, LP and NightWatch Capital Partners II, LP in which we were a participant, the amount exceeded $120,000 and Mr. Nemelka had an indirect material interest. With the approval of a majority of the non-interested members of the Board of Directors, we amended the Registration Agreements related to our June and September 2005 private placements with NightWatch Capital Partners, LP, NightWatch Capital Partners II, LP and RHP Master Fund Ltd. (collectively referred to as "Investors") to extend the registration deadline of the shares of common stock and underlying shares of common stock of the warrants issued to the Investors from January 27, 2006 to September 30, 2006, in exchange for the issuance of an aggregate of 593,854 shares of common stock to the Investors (the "Amendments"). The shares were valued at approximately $1.0 million based on the fair market value of the Company's stock on the date of the amendment less a 10% discount to reflect the fact that the shares were initially unregistered and therefore, not freely transferable. This amount was recorded as a non-operating expense during the second quarter of 2006. The September 30, 2006 registration deadline was not met and in accordance with the terms of the Amendments, an aggregate of 59,383 shares of common stock were issued to the Investors. The shares were valued at approximately $166,000 based on the fair market value of the Company's common stock on September 30, 2006 less a 10% discount to reflect that the shares were unregistered stock. This amount was recorded as a non-operating expense during the third quarter of 2006. On November 9, 2006, we completed the registration of the shares of common stock and the shares of common stock underlying the warrants issued to the Investors. Mr. Nemelka is managing member of JFN Management, LLC, which is the managing member of NightWatch Management, LLC, which is the managing member of NightWatch Capital Group, LLC, which is the managing member of NightWatch Capital Advisors, LLC, which is the managing member of NightWatch Capital Management, LLC, which is a managing member of NightWatch Capital Partners, LP and NightWatch Capital Partners II, LP.

2006 SUMMARY COMPENSATION TABLE

The table below summarizes the total compensation paid to or earned by each of the named executive officers for the fiscal year ended December 31, 2006.

Name and Principal Position	Year	Salary	Option Awards (1)	Non-Equity Incentive Plan Compensation (2)	Total
Michael S. Fields (3) Chief Executive Officer and Chairman of Board of Directors	2006	$360,000	$2,249,477	$455,715	$3,065,192
John M. Thompson Executive Vice President and Chief Financial Officer	2006	$235,000	$ 113,288	$227,858	$ 576,146
Jay A. Jones (4) Senior Vice President and Chief Administrative Officer	2006	$ 68,519	$ 323,680	$ 43,313	$ 435,512
William Rowe Senior Vice President, Global Sales and Service	2006	$424,594(5)	$ 404,600	$ 45,707	$ 874,901
William A. Bose Vice President and General Counsel	2006	$180,000	$ 129,472	$ 97,375	$ 406,847

(1) Amounts reported represent the compensation cost recognized by KANA for financial reporting purposes in accordance with SFAS No. 123R ("SFAS 123R") utilizing the assumptions discussed in Note 7 to our consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2006, without giving effect to estimated forfeitures.

(2) Amounts shown to reflect the named executive officers' bonus based entirely on KANA's financial performance and the executive officers' performance against his or her specified individual objectives and pursuant to the 2006 Executive Compensation Plan approved by the Compensation Committee on April 20, 2006.

(3) Mr. Fields is Chairman of our Board of Directors and did not receive any compensation for his service as a director.

(4) Mr. Jones became an executive officer in September 2006 upon joining KANA.

(5) Amount shown includes $256,886 for sales commissions for fiscal year 2006 paid by KANA.

2006 GRANTS OF PLAN-BASED AWARDS

The table below summarizes the incentive plan awards and option grants made to each of the named executive officers for the fiscal year ended December 31, 2006.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards	Estimated Future Payouts Under Equity Incentive Plan Awards	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards (1)
		Target	Target		
Michael S. Fields	9/8/2006	$234,000	1,000,000(2)	$2.95	$1,618,400
	9/8/2006		389,939(3)	$2.95	$ 631,077
John M. Thompson	9/8/2006	$117,000	70,000(2)	$2.95	$ 113,288
Jay A. Jones	9/8/2006	$105,000	200,000(2)	$2.95	$ 323,680
William Rowe	9/8/2006	$172,479	250,000(2)	$2.95	$ 404,600
William A. Bose	9/8/2006	$ 50,000	80,000(2)	$2.95	$ 129,472

(1) The amounts in this column represent the full grant date fair value computed in accordance with SFAS 123R of all awards to the named executive officer in 2006.

(2) Grant made under KANA 1999 Stock Incentive Plan.

(3) Grant made under Broadbase Software, Inc. 1999 Equity Incentive Plan that was assumed by KANA on June 29, 2001 pursuant to an Agreement and Plan of Reorganization by and among KANA, a wholly owned subsidiary of KANA and Broadbase Software, Inc.

MATERIAL TERMS OF EMPLOYMENT AGREEMENTS

Michael S. Fields Offer Letter. In November 2005, we formally entered into an employment offer letter with Mr. Fields for the position of Chief Executive Officer and Chairman of the Board of Directors, effective as of August 26, 2005. Pursuant to the employment offer letter, Mr. Fields' annual salary is set at $360,000, payable semi-monthly with an annual target bonus for the first year equal to 65% of Mr. Fields' annual salary; provided, that the Board of Directors has the authorization to award an additional bonus of up to 20% based on extraordinary performance.

Initially our Compensation Committee of the Board of Directors recommended that Mr. Fields be granted options to purchase 768,000 shares of our common stock divided into two grants and subject to a "reference collar," which means that if the closing price of our common stock on the date on which Mr. Fields' options are granted is greater than the closing price of our common stock on Mr. Fields' Start Date ($1.63), then the number of shares for which Mr. Fields' options may become exercisable will be increased by the relative percent difference in the grant date price and $1.63. Conversely, if the closing price of our common stock on the grant date is less than $1.63, then the number of shares for which Mr. Fields' options may become exercisable will be decreased by the relative percent difference in the grant date price and $1.63. The first grant of options was supposed to become exercisable for 25% of the shares upon the completion of six months of service and the remaining shares were supposed to become exercisable over eighteen equal monthly installments. The second grant of options was supposed to become exercisable for 12.5% of the shares upon the completion of six months of service and the remaining shares were supposed to become exercisable over forty-two equal monthly installments.

Since we were not authorized to issue options until September 2006, the initial recommendation described above was no longer applicable and the Compensation Committee granted Mr. Fields in September 2006 options to purchase an aggregate of 1,389,939 shares of common stock with (i) 25% of 384,000 options vesting after six months starting on August 26, 2005 and the remaining options becoming exercisable over 18 equal monthly installments and (ii) 12.5% of 1,005,939 options vesting after six months starting on August 26, 2005 and the remaining options becoming exercisable over 42 equal monthly installments. In the event of a change of control of 50% or more of the outstanding stock of the Company and Mr. Fields is not offered a similar position in the combined entity as held prior to the change of control, then 100% of the unvested shares held by Mr. Fields will immediately vest. If Mr. Fields is terminated for other than cause, then we will pay Mr. Fields an amount equal to six months salary in effect at the time of termination.

John M. Thompson Offer Letter. In October 2004, we entered into an employment offer letter with Mr. Thompson. Under the terms of the employment offer letter, Mr. Thompson will receive an annual salary of $235,000 and will be eligible for an incentive bonus of an additional $65,000 per year based on the achievement of objectives. We also agreed to recommend to our Board of Directors that Mr. Thompson be granted an option to purchase 350,000 shares of our common stock that is subject to an acceleration of vesting upon a change of control and if Mr. Thompson is not offered the same or similar position in the combined entity prior to the change of control.

Jay A. Jones Offer Letter. In August 2004, we entered into an employment offer letter with Mr. Jones. Under the terms of the employment offer letter, Mr. Jones will receive an annual salary of $210,000 and will be eligible for an incentive bonus of an additional $105,000 per year based on the achievement of objectives and our financial performance. We also agreed to recommend to our Board of Directors that Mr. Jones be granted an option to purchase 200,000 shares of our common stock that is subject to a six (6) months acceleration of vesting, of any remaining unvested shares and a separation pay equal to six (6) months of his annual base salary upon a change of control and if Mr. Jones is not offered the same of similar position in the combined entity prior to the change of control.

William Rowe Offer Letter. In January 2006, we entered into an employment offer letter with Mr. Rowe. Under the terms of the employment offer letter, Mr. Rowe will receive an annual salary of $175,000 and will be eligible for an annual targeted compensation at 100% of his quota, which will be $350,000 (including base salary and variable pay). We also agreed to recommend to our Board of Directors that Mr. Rowe be granted an option to purchase 100,000 shares of our common stock that is subject to an acceleration of vesting and to pay a separation pay of four months of annual salary upon a change of control and if Mr. Rowe is not offered the same or similar position in the combined entity prior to the change of control. In addition, in the event Mr. Rowe's employment is terminated without cause, then four (4) months of Mr. Rowe's unvested shares will immediately vest and Mr. Rowe will receive a separation pay of four (4) months of annual base salary to be paid over a period of four months.

William A. Bose Offer Letter. In November 2001, we entered into an employment offer letter with Mr. Bose. Under the terms of the employment offer letter, Mr. Bose's annual salary was initially set at $84,000, but increased to $105,000 in January 2002 and incrementally thereafter. We also agreed to recommend to our Board of Directors that Mr. Bose be granted an option to purchase 38,573 shares of our common stock.

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2006

The table below summarizes outstanding equity awards held by each of our named executive officers at December 31, 2006.

Name	Option Awards			
	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date
Michael S. Fields	256,000	128,000	$ 2.95(1)	9/7/2016
	331,835	674,104	$ 2.95(2)	9/7/2016
John M. Thompson	189,584	160,416	$ 1.73(3)	10/17/2014
	7,656	9,844	$1.591(4)	3/1/2015
	15,600	—	$ 1.87(5)	3/23/2015
	11,667	58,333	$ 2.95(6)	9/7/2016
Jay A. Jones	—	200,000	$ 2.95(7)	9/7/2016
William Rowe	22,917	77,083	$ 2.95(8)	9/7/2016
	8,333	41,667	$ 2.95(9)	9/7/2016
	—	100,000	$ 2.95(10)	9/7/2016
William A. Bose	3,000	—	$17.00(11)	12/10/2011
	2,500	—	$14.41(11)	12/12/2011
	2,100	—	$ 9.48(11)	4/30/2012
	525	—	$ 1.63(11)	7/31/2012
	4,533	—	$ 1.15(11)	9/22/2012
	3,917	83	$ 3.32(4)	1/20/2013
	14,583	5,417	$ 4.74(4)	1/28/2014
	8,750	11,250	$1.591(4)	3/1/2015
	3,300	—	$ 1.87(11)	3/23/2015
	13,854	21,146	$ 2.95(12)	9/7/2016
	7,500	37,500	$ 2.95(13)	9/7/2016

(1) Starting from August 26, 2005, option vests as to 25% of the shares of common stock underlying it after 6 months and thereafter, the balance of the shares of common stock underlying it vests in equal successive monthly installments over 18 months.

(2) Starting from August 26, 2005, option vests as to 12.5% of the shares of common stock underlying it after 6 months and thereafter, the balance of the shares of common stock underlying it vests in equal successive monthly installments over 42 months.

(3) Option vests as to 12.5% of the shares of common stock underlying it after 6 months from the date of grant and thereafter, the balance of the shares of common stock underlying it vests in equal successive monthly installments over 42 months.

(4) Option vests in equal successive monthly installments over 4 years.

(5) Option is fully vested and immediately exercisable. The price of the option granted is in excess of the fair market value of the Company's Common Stock on the date of grant, such fair market value being $1.67.

(6) Option vests in equal successive monthly installments over 4 years, starting on April 20, 2006.

(7) Option vests as to 12.5% of the shares of common stock underlying it after 6 months from September 5, 2006 and thereafter, the balance of the shares of common stock underlying it vests in equal successive monthly installments over 42 months.

(8) Option vests in equal successive monthly installments over 4 years, starting on January 16, 2006.

(9) Option vests in equal successive monthly installments over 4 years, starting on April 20, 2006.

(10) Option vests in equal successive monthly installments over 4 years, starting on September 8, 2006.

(11) Option is fully vested and immediately exercisable.

(12) Option vests in equal successive monthly installments over 4 years, starting on May 1, 2005.

(13) Option vests in equal successive monthly installments over 4 years, starting on April 20, 2006.

Options Vested and Stock Vested

None of the named executive officers exercised stock options during 2006 and none of the named executive officers hold restricted stock.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL

Pursuant to the terms of the employment offer letters, options held by certain named executive officers provide for acceleration of vesting and exercisability with respect to unvested shares upon a change of control and if that named executive officer is not offered a similar or same position in the combined entity. The following table summarizes the potential payments and benefits payable to each of our named executive officers upon termination of employment or a change of control under each situation listed below, assuming, in each situation, that our named executive officers were terminated on December 31, 2006 and the per share price of our common stock is $3.15, the closing price on December 29, 2006. The amounts shown do not include the value of payments or benefits that would have been earned, or any amounts associated with equity awards that would have vested absent the triggering event.

		No Change of Control	Following Change of Control		
Executive Benefits and Payments Upon Termination	Voluntary Termination or Termination for Cause	Termination Other Than for Cause	Termination Other than for Cause	Death	Disability
Michael S. Fields					
Base Salary	$ —	$ 180,000	$ 180,000	$ —	$ —
Bonus	—	—	—	—	—
Medical Continuation	—	—	—	—	—
Value of Accelerated Stock Options	—	—	4,378,307	—	—
John M. Thompson					
Base Salary	$ —	$ 235,000	$ 235,000	$ —	$ —
Bonus	—	—	—	—	—
Medical Continuation	—	—	—	—	—
Value of Accelerated Stock Options	—	1,076,446	1,521,765	—	—
Jay A. Jones					
Base Salary	$ —	$ —	$ 105,000	$ —	$ —
Bonus	—	—	—	—	—
Medical Continuation	—	—	—	—	—
Value of Accelerated Stock Options	—	—	127,764	—	—
William Rowe					
Base Salary	$ —	$ 58,333	$ 58,333	$ —	$ —
Bonus	—	—	—	—	—
Medical Continuation	—	—	—	—	—
Value of Accelerated Stock Options	—	187,532	1,102,500	—	—
William A. Bose					
Base Salary	$ —	$ —	$ —	$ —	$ —
Bonus	—	—	—	—	—
Medical Continuation	—	—	—	—	—
Value of Accelerated Stock Options	—	—	—	—	—

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The table below sets forth information regarding the beneficial ownership of our common stock as of May 15, 2007, by the following individuals or groups:

- each person or entity who is known by us to own beneficially more than five percent of our outstanding stock;
- each of those officers and former officers of KANA whose summary compensation information is provided under "Summary of Cash and Certain Other Compensation for Executive Officers" (referred to as the "Named Executive Officers");
- each of our current directors; and
- all current directors and executive officers as a group.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Applicable percentage ownership in the following table is based on 36,210,790 shares of common stock outstanding as of May 15, 2007, as adjusted to include options and warrants exercisable within 60 days of May 15, 2007 held by the indicated stockholder or stockholders.

Unless otherwise indicated, the principal address of each of the stockholders below is c/o Kana Software, Inc., 181 Constitution Drive, Menlo Park, CA 94025. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table below have sole voting and investment power with respect to all shares of common stock held by them. To determine the number of shares beneficially owned by persons other than our directors, executive officers and their affiliates, we have relied on beneficial ownership reports filed by such persons with the SEC.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned (%)
Executive Officers and Directors:		
Michael S. Fields (1)	844,100	2.3%
John M. Thompson (2)	344,559	*
Jay A. Jones (3)	45,339	*
William Rowe (4)	70,551	*
William A. Bose (5)	82,206	*
Jerry R. Batt (6)	132,500	*
William T. Clifford (7)	31,000	*
John F. Nemelka (8)	7,937,725	21.9%
Stephanie Vinella (9)	86,762	*
Michael J. Shannahan (10)	50,000	*
All current directors and executive officers as a group (10 persons) (11)	9,624,742	25.4%
5% Stockholders:		
NightWatch Capital Management, LLC (12)	7,912,725	21.9%
Empire Capital Partners, L.P. (13)	1,474,384	4.1%
Empire Overseas Funds / Charter Oak Funds (14)	1,555,616	4.3%

* Less than one percent of KANA's outstanding common stock

(1) Represents options that will be exercisable as to 844,100 shares as of July 14, 2007.

(2) Represents 60,000 shares held by Mr. Thompson and options that will be exercisable as to 284,559 shares as of July 14, 2007.

(3) Represents options that will be exercisable as to 45,339 shares as of July 14, 2007.

(4) Represents options that will be exercisable as to 70,551 shares as of July 14, 2007.

(5) Represents 165 shares held by Mr. Bose and options that will be exercisable as to 82,041 shares as of July 14, 2007.

(6) Represents options that will be exercisable as to 132,500 shares as of July 14, 2007.

(7) Represents 1,000 shares held by Mr. Clifford and option that will be exercisable as to 30,000 shares as of July 14, 2007.

(8) Represents options that will be exercisable as to 25,000 shares as of July 14, 2007 granted to Mr. Nemelka. For 7,912,725 shares, based solely on information contained in an amended Schedule 13D/A filed by NightWatch Capital Management, LLC ("NWCM") on May 22, 2007 with the SEC. Includes 6,317,273 shares of common stock held by NightWatch Capital Partners, LP and NightWatch Capital Partners II, LP (collectively, "NW Funds") and warrants to purchase 1,595,452 shares of common stock by NW Funds. Pursuant to Advisory Agreements with NW Funds and acting through its managing member, NightWatch Capital Group, LLC ("NWCG"), NightWatch Capital Advisors, LLC, ("NWCA") has the sole power to vote or direct the vote and to dispose or to direct the disposition of these securities. Accordingly, NWCA may be deemed to be the beneficial owner of these securities. Acting through its managing member, NightWatch Management, LLC ("NWM"), and in its capacity as the managing member of NWCA, NWCG has the sole power to vote or to direct the vote and to dispose or to direct the disposition of these securities. Accordingly, NWCG may be deemed to be the beneficial owner of these securities. Acting through its managing member, JFN Management, LLC ("JFNM"), and in its capacity as the managing member of NWCG, NWM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of these securities. Accordingly, NWM may be deemed to be the beneficial owner of these securities. Acting through its managing member, Mr. Nemelka, and in its capacity as the managing member of NWM, JFNM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of these securities. Accordingly, JFNM may be deemed to be the beneficial owner of these securities. In his capacity as managing member of JFNM, Mr. Nemelka has the sole power to vote or to direct the vote and to dispose or to direct the disposition of these securities. Accordingly, Mr. Nemelka may be deemed to be the beneficial owner of these securities. Mr. Nemelka and each of the aforementioned NightWatch entities disclaim beneficial ownership of the shares held by NW Funds except to the extent of any indirect pecuniary interest (within the meaning of Rule 16a-1 of the Exchange Act).

(9) Represents 262 shares held by Ms. Vinella and options that will be exercisable as to 86,500 shares as of July 14, 2007.

(10) Represents options that will be exercisable as to 50,000 shares as of July 14, 2007.

(11) Represents 7,974,152 shares held and options that will be exercisable as to 1,650,590 shares as of July 14, 2007.

(12) For 7,912,725 shares, based solely on information contained in an amended Schedule 13D/A filed by NightWatch Capital Management, LLC ("NWCM") on May 22, 2007 with the SEC. Includes 6,317,273 shares of common stock held by NightWatch Capital Partners, LP and NightWatch Capital Partners II, LP (collectively, "NW Funds") and warrants to purchase 1,595,452 shares of common stock by NW Funds. Pursuant to Advisory Agreements with NW Funds and acting through its managing member, NightWatch Capital Group, LLC ("NWCG"), NightWatch Capital Advisors, LLC, ("NWCA") has the sole power to vote or direct the vote and to dispose or to direct the disposition of these securities. Accordingly, NWCA may be deemed to be the beneficial owner of these securities. Acting through its managing member, NightWatch Management, LLC ("NWM"), and in its capacity as the managing member of NWCA, NWCG has the sole power to vote or to direct the vote and to dispose or to direct the disposition of these securities. Accordingly, NWCG may be deemed to be the beneficial owner of these securities. Acting through its managing member, JFN Management, LLC ("JFNM"), and in its capacity as the managing member of NWCG, NWM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of these securities. Accordingly, NWM may be deemed to be the beneficial owner of these securities. Acting through its managing member, Mr. Nemelka, and in its capacity as the managing member of NWM, JFNM has the sole

power to vote or to direct the vote and to dispose or to direct the disposition of these securities. Accordingly, JFNM may be deemed to be the beneficial owner of these securities. In his capacity as managing member of JFNM, Mr. Nemelka has the sole power to vote or to direct the vote and to dispose or to direct the disposition of these securities. Accordingly, Mr. Nemelka may be deemed to be the beneficial owner of these securities. Mr. Nemelka and each of the aforementioned NightWatch entities disclaim beneficial ownership of the shares held by NW Funds except to the extent of any indirect pecuniary interest (within the meaning of Rule 16a-1 of the Exchange Act). The principal business address of NWCM is 5314 River Run Drive, Suite 350, Provo, Utah 84604.

(13) Based solely on information contained in an amended Schedule 13G filed by Empire Capital Partners, L.P. ("Empire Capital"), Empire GP, L.L.C. ("Empire GP"), Empire Capital Management L.L.C., Scott A. Fine and Peter J. Richards on February 14, 2007 with the SEC. Empire Capital, Empire GP and Messrs. Fine and Richards share voting and dispositive power over 1,474,384 of these shares. By reason of the provisions of Rule 13d-3 of the Exchange Act, each may be deemed to beneficially own 1,474,384 of these shares of common stock directly owned by Empire Capital. The principal business address of Empire Capital, Empire GP and Messrs. Fine and Richards is 1 Gorham Island, Westport, CT 06880.

(14) Based solely on information contained in an amended Schedule 13G filed by Empire Capital Partners, L.P., Empire GP, L.L.C., Empire Capital Management L.L.C. ("Empire Management"), Scott A. Fine and Peter J. Richards on February 14, 2007 with the SEC. Empire Management and Messrs. Fine and Richards share voting and dispositive power over 1,555,616 of these shares. By reason of the provisions of Rule 13d-3 of the Exchange Act, each may be deemed to beneficially own 1,555,616 of these shares of common stock directly owned by Empire Capital Partners, Ltd., Empire Capital Partners II, Ltd. (the "Empire Overseas Funds"), Charter Oak Partners, L.P. and Charter Oak Partners II, L.P. (the "Charter Oak Funds"). The principal business address of Empire Management and Messrs. Fine and Richards is 1 Gorham Island, Westport, CT 06880.

EQUITY COMPENSATION PLAN INFORMATION

We maintain the KANA 1999 Stock Incentive Plan, as amended (the "1999 Stock Incentive Plan"), which has been approved by our stockholders, and the KANA 1997 Stock Option Plan (the "1997 Stock Option Plan"), the KANA 1999 Special Stock Option Plan (the "1999 Special Stock Option Plan") and equity compensation plans assumed by us pursuant to acquisitions of certain companies described further below, which have not been approved by our stockholders.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table summarizes our equity compensation plans as of December 31, 2006:

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted- average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders (1) (3)	6,693,658	$ 4.64	1,689,230
Equity compensation plans not approved by security holders (2) (3)	50,383	$150.44	—
Total	6,744,041	$ 5.73	1,689,230

(1) Under the terms of the 1999 Stock Incentive Plan, on the first trading day of January of each year, the aggregate number of shares of our common stock reserved for issuance thereunder is increased automatically by a number of shares equal to 4.25% of the total number of shares of our outstanding common stock on the last trading day in December of the immediately preceding calendar year, up to a maximum of 10,000,000 shares per year.

(2) Includes outstanding options to purchase shares of our common stock under the 1997 Stock Option Plan and 1999 Special Stock Option Plan and excludes options, warrants and other equity rights assumed by us in connection with mergers and acquisitions. Please see below for a description of our equity compensation plans that do not require the approval of, and have not been approved by, our stockholders.

(3) This table excludes an aggregate of 2,457,880 shares of our common stock that are outstanding upon the exercise of options and an aggregate of 6,614,610 shares of our common stock that are available for future issuance upon the exercise of options, with a weighted-average exercise price of $7.20 per share, under equity compensation plans of the following entities that we have acquired: Broadbase, Software, Inc., Silknet Software, Inc., NetDialog and Connectify Inc. We assumed these options in connection with the acquisition of these companies and have also assumed the following equity compensation plans: Broadbase Software, Inc. 1999 Equity Incentive Plan, Broadbase Software, Inc. 2000 Stock Incentive Plan, Silknet Software, Inc. 1999 Employee Stock Purchase Plan, Silknet Software, Inc. 1999 Stock Option and Stock Incentive Plan, Silknet Software, Inc. 1999 Non-Employee Director Stock Option Plan, Silknet Software, Inc. Employee Stock Option Plan and Insite Marketing Technology, Inc. 1997 Stock Option Plan.

Equity Compensation Plans Not Approved By Stockholders

KANA 1997 Stock Option Plan. Our 1997 Stock Option Plan provides for stock options to be granted to employees, independent contractors, officers and directors. Options are generally granted at an exercise price equivalent to the estimated fair market value per share at the date of grant, as determined by our Board of Directors. All options are granted at the discretion of our Board of Directors and have a term not greater than 10 years from the date of grant. Options are immediately exercisable and generally vest over four years, 25% one year after the grant date and the remainder at a rate of 1/36 per month thereafter. All outstanding options under our 1997 Stock Option Plan were transferred to the 1999 Stock Incentive Plan, and no further option grants will be made or were made under the 1997 Stock Option Plan after such transfer. The transferred options will continue to be governed by their existing terms, unless the Compensation Committee decides to extend one or more features of the 1999 Stock Incentive Plan to those options.

KANA 1999 Special Stock Option Plan. In December 1999, our Board of Directors approved the 1999 Special Stock Option Plan and 1,000,000 shares of common stock were reserved for issuance under this plan. The 1999 Special Stock Option Plan has similar terms as those of the 1997 Stock Option Plan, except that options may be granted with an exercise price less than, equal to or greater than the fair market value of the option shares on the grant date.

CODE OF ETHICS AND CONDUCT

Our Board of Directors has adopted a Code of Ethics and Conduct applicable to all directors, officers and employees of KANA, as required by applicable securities laws and the rules of the SEC and listing standards of The NASDAQ Stock Market. A copy of the Code of Ethics and Conduct is posted in the Corporate Governance section of our Internet website at http://www.kana.com under Investor Relations.

STOCKHOLDER PROPOSALS

Stockholder proposals intended to be presented at our 2008 Annual Meeting of Stockholders must be received by KANA at its principal executive offices no later than February 17, 2008, in order to be included in KANA's proxy materials relating to that annual meeting pursuant to Rule 14a-8 of Regulation 14A of the Exchange Act. Stockholders wishing to bring a proposal before the 2008 Annual Meeting of Stockholders (but not include it in KANA's proxy materials) must provide written notice of such proposal to the Secretary of KANA at the principal executive offices of KANA no later than 120 days prior to the date of the 2008 Annual Meeting of Stockholders pursuant to our bylaws. For more information about the procedure for submitting proposals for consideration at a stockholder meeting, you may request a copy of our current bylaws from the Corporate Secretary at the address set forth above. Our current bylaws have also been filed with the SEC on March 28, 2003 as an exhibit to our Annual Report on Form 10-K, and are available at the SEC's website at http://www.sec.gov.

Whether or not you plan to attend the 2007 Annual Meeting of Stockholders, please complete, date, sign and promptly return the accompanying proxy card in the enclosed postage-paid envelope so that your shares will be represented at the 2007 Annual Meeting of Stockholders.

APPENDIX A

KANA SOFTWARE, INC.
CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

I. Purpose

The principal functions of the Audit Committee (the "Committee") of the Board of Directors (the "Board") of Kana Software, Inc. (the "Company") are to:

- Oversee the accounting and financial reporting processes of the Company and the audits of the financial statements of the Company;
- Oversee the Company's relationship with its independent auditors, including selecting, evaluating and setting the compensation of, and approving all audit and non-audit services to be performed by, the independent auditors; and
- Facilitate communication among the Company's independent auditors and the Company's financial and senior management.

The Committee will fulfill these functions primarily by carrying out the activities enumerated in Part IV of this charter. In order to serve these functions, the Committee shall have unrestricted access to Company personnel and documents, shall have authority to direct and supervise an investigation into any matters within the scope of its duties, and shall have authority to retain such outside counsel, experts and other advisors as it determines to be necessary to carry out its responsibilities. The Company shall provide appropriate funding to the Committee, as determined by the Committee, for payments of compensation to (i) the independent auditors for audit services, and for any permitted non-audit services approved by the Committee, and (ii) any advisors employed by the Committee as provided by this charter.

While the Committee has the responsibilities and powers set forth in this charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. This is the responsibility of management and the Company's independent auditors.

II. Membership

All members of the Committee will be appointed by, and shall serve at the discretion of, the Board. Unless a chair is elected by the full Board, the members of the Committee may designate a Chair by majority vote of the Committee membership.

The Committee shall consist of three or more members of the Board, with the exact number being determined by the Board. Each member of the Committee shall be "independent" as defined by the rules of The Nasdaq Stock Market, as they may be amended from time to time, and by rules and regulations promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") from time to time, except as otherwise permitted by such rules and regulations. Each member of the Committee shall have the ability to read and understand fundamental financial statements and at least one member shall be a "financial expert" (as defined in Item 401 of Regulation S-K promulgated under the Exchange Act) and have prior experience in accounting, financial management or financial oversight, as required by The Nasdaq Stock Market rules.

III. Meetings

The Committee shall meet at least once each quarter and more frequently as determined to be appropriate by the Committee. The Committee shall meet at least once each quarter with the independent auditors out of the presence of management about the Company's internal controls, and procedures for financial reporting and any other matters that the Committee deems appropriate. The Committee members, or the Chairman of the Committee on behalf of all of the Committee members, shall communicate with management and the independent auditors at least once per quarter in connection with their review of the Company's financial statements.

IV. Responsibilities and Duties

The following shall be the principal recurring processes of the Committee in carrying out its oversight responsibilities. These processes are set forth as a guide with the understanding that the Committee may supplement them as appropriate and may establish policies and procedures from time to time that it deems necessary or advisable in fulfilling its responsibilities.

A. Financial Reporting

1. Review and discuss with the Company's management the Company's quarterly and annual financial statements, including any report or opinion by the independent auditors, prior to distribution to the public or filing with the Securities and Exchange Commission.

2. Review the Management's Discussion and Analysis section of the Company's Forms 10-Q and 10-K prior to filing with the SEC and discuss with management and the independent auditors.

3. In connection with the Committee's review of the annual financial statements:

- Discuss with the independent auditors and management the financial statements and the results of the independent auditors' audit of the financial statements.
- Discuss any items required to be communicated by the independent auditors in accordance with SAS 61, as amended. These discussions should include the independent auditors' judgments about the appropriateness of the Company's accounting principles and their assessment of the adequacy and effectiveness of its internal controls, the reasonableness of significant judgments, the procedures for financial reporting and any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

4. Recommend to the Board whether the annual financial statements should be included in the Annual Report on Form 10-K, based on (i) the Committee's review and discussion with management of the annual financial statements, (ii) the Committee's discussion with the independent auditors of the matters required to be discussed by SAS 61, and (iii) the Committee's review and discussion with the independent auditors of the independent auditors' independence and the written disclosures and letter from the independent auditors required by Independence Standards Board Standard No. 1.

5. In connection with the Committee's review of the quarterly financial statements:

- Discuss with the independent auditors and management the results of the independent auditors' SAS 71 review of the quarterly financial statements.
- Discuss significant issues, events and transactions and any significant changes regarding accounting principles, practices, judgments or estimates with management and the independent auditors, including any significant disagreements among management and the independent auditors.

6. In connection with the Committee's review of the quarterly and annual financial statements, discuss with management and the independent auditors the Company's selection, application and disclosure of critical accounting policies, any significant changes in the Company's accounting policies and any proposed changes in accounting or financial reporting that may have a significant impact on the Company.

7. Review and discuss with the independent auditors the reports delivered to the Committee by the independent auditors regarding:

- All critical accounting policies, estimates and practices used;
- All alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, the ramifications of the alternative, and the treatment preferred by such independent auditors; and
- Other material written communications between such independent auditors and Company management, such as any management letter or schedule of unadjusted differences.

8. Discuss any comments or recommendations of the independent auditors outlined in their annual management letter. Approve a schedule for implementing any recommended changes and monitor compliance with the schedule.

9. Discuss with the independent auditors and management their periodic reviews of the adequacy of the Company's accounting and financial reporting processes and systems of internal controls.

10. Consult with the independent auditors at least once per quarter out of the presence of management about the Company's internal controls, and procedures for financial reporting and any other matters that the Committee deems appropriate.

B. Oversight of Independent Auditors.

1. Select, appoint, determine the compensation of, and oversee the independence and performance of the independent auditors. The Committee shall have the sole authority to appoint and discharge the outside auditors. The Committee's oversight of the independent auditors' performance shall include:

- Reviewing the independent auditors' overall audit scope and plan; and
- Communicating with the independent auditors about the Company's expectations regarding its relationship with them, including the (i) independent auditors' ultimate accountability to the Board and the Committee, and (ii) the ultimate authority and responsibility of the Committee to select, evaluate and, where appropriate, replace the independent auditors.

2. Review and approve processes and procedures to ensure the continuing independence of the Company's independent auditors. These processes shall include:

- Obtaining and reviewing, on at least an annual basis, a letter from the independent auditors describing all relationships between the independent auditors and the Company required to be disclosed by Independence Standards Board Standard No. 1, reviewing the nature and scope of such relationships, discussing these relationships with the independent auditors and discontinuing any relationships that the Committee believes could compromise the independence of the auditors; and
- Obtaining reports of all non-audit services proposed to be performed by the independent auditors before such services are performed, reviewing and approving or prohibiting, as appropriate, any non-audit services permitted by applicable law, and prohibiting any non-audit services not permitted by applicable law. The Committee may delegate authority to review and approve or prohibit non-audit services to one or more members of the Committee, and direct that any approval so granted be reported to the Committee at a following meeting of the Committee.

C. Legal and Regulatory Compliance

1. Review with management, at least annually, the Company's program for promoting and monitoring compliance with applicable legal and regulatory requirements.

2. Review on at least a quarterly basis the status of any legal matters that could have a significant impact on the Company's financial statements.

3. Review and approve or prohibit, as appropriate, any proposed related-party transactions with the Company.

4. Annually prepare a report to the Company's stockholders for inclusion in the Company's annual proxy statement as required by the rules and regulations of the Securities and Exchange Commission, as they may be amended from time to time.

5. Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by Company employees of concerns regarding questionable accounting or auditing matters.

D. Committee Governance

1. Maintain minutes of meetings and periodically report to the Board on significant matters related to the Committee's responsibilities.

2. Review and reassess the adequacy of the Committee's charter at least annually. Submit the charter to the Board for review and approval and include a copy of the charter as an appendix to the Company's proxy statement as required by the rules and regulations of the Securities and Exchange Commission, as they may be amended from time to time (currently, once every three years).

E. Other Activities

1. Perform any other activities required by applicable law, rules or regulations, including the rules of the Securities and Exchange Commission and any stock exchange or market on which the Company's Common Stock is listed, and perform other activities that are consistent with this charter, the Company's Bylaws and governing laws, as the Committee or the Board deems necessary or appropriate.

END